   As Filed With the Securities and Exchange Commission on February 5, 2001
                                                     Registration No. 333-
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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                          HANOVER COMPRESSOR COMPANY
            (Exact Name of Registrant as Specified in its Charter)

               Delaware                              76-0625124
    (State or Other Jurisdiction of     (I.R.S. Employer Identification No.)
    Incorporation or Organization)

                          12001 North Houston Rosslyn
                             Houston, Texas 77086
                                (281) 447-8787
   (Address, Including Zip Code, and Telephone Number, Including Area Code,
                 of Registrant's Principal Executive Offices)
                               Michael J. McGhan
                     President and Chief Executive Officer
                          Hanover Compressor Company
                          12001 North Houston Rosslyn
                             Houston, Texas 77086
                                (281) 447-8787
           (Name, Address, Including Zip Code, and Telephone Number,
                  Including Area Code, of Agent for Service)
                               ----------------
                                  Copies To:
        Richard S. Meller, Esq.                  John J. Sabl, Esq.
           Latham & Watkins                        Sidley & Austin
        233 South Wacker Drive                     Bank One Plaza
              Suite 5800                      10 South Dearborn Street
        Chicago, Illinois 60606                Chicago, Illinois 60603
            (312) 876-7700                         (312) 853-7000
                               ----------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the
following box.   [_]
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or
interest reinvestment plans, check the following box.   [_]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier
effective registration statement for the same offering.   [_]
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.   [_]
    If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box.   [_]

                        CALCULATION OF REGISTRATION FEE

                                         Proposed Maximum Proposed Maximum
   Title of Each Class of      Amount     Offering Price     Aggregate      Amount of
        Securities             to be           Per            Offering     Registration
      to be Registered       Registered      Security          Price           Fee
---------------------------------------------------------------------------------------
  Convertible Senior Notes
   (1)....................  $172,500,000       100%        $172,500,000      $43,125

(1) Also includes such indeterminate number of shares of common stock as may be issued upon conversion of the convertible senior notes.

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this preliminary prospectus is not complete and may be + +changed. These securities may not be sold until the registration statement +
+filed with the Securities and Exchange Commission is effective. This          +
+preliminary prospectus is not an offer to sell nor does it seek an offer to   +
+buy these securities in any jurisdiction where the offer or sale is not       +
+permitted.                                                                    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 Subject to Completion. Dated February 5, 2001.

                                  $150,000,000

                                     [LOGO]
                           HANOVER COMPRESSOR COMPANY

                    % Convertible Senior Notes due     , 2008

                                  -----------

  You may convert the convertible notes into shares of common stock of Hanover Compressor Company at any time prior to their maturity or their redemption by
us. The conversion rate is     shares per each $1,000 principal amount of
convertible notes, subject to adjustment in certain circumstances. This is
equivalent to a conversion price of approximately $   per share. On February 2,
2001, the last reported sale price for the common stock on the New York Stock Exchange was $38.74 per share. The common stock is listed under the symbol "HC".

  We will pay interest on the convertible notes on       and       of each
year. The first such payment will be made on      , 2001. The convertible notes
are equal in right of payment to all of our senior indebtedness. The convertible notes will be issued only in denominations of $1,000 and integral multiples of $1,000.

  On or after      , 2004, we have the option to redeem all or a portion of the convertible notes which have not been previously converted, at the redemption prices set forth in the prospectus. You have the option, subject to certain conditions, to require us to repurchase any convertible note held by you in the event of a change in control, as described in the prospectus, at a price equal to 100% of its principal amount plus accrued interest to the date of repurchase.

  Concurrent with this offering of convertible notes, we and certain selling stockholders are offering 10,000,000 shares of common stock. Neither offering is contingent on the other.

  See "Risk Factors" beginning on page 14 to read about factors you should consider before buying the convertible notes.

                                  -----------

  Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                                  -----------

                                                                 Per Note Total
                                                                 -------- -----
Initial public offering price...................................      %   $
Underwriting discount...........................................      %   $
Proceeds, before expenses, to Hanover...........................      %   $

  The initial public offering price set forth above does not include accrued interest, if any. Interest on the convertible notes will accrue from the date of original issuance of the notes, expected to be 2001.

  To the extent that the underwriters sell more than $150,000,000 principal amount of convertible notes, the underwriters have the option to purchase up to an additional $22,500,000 principal amount of convertible notes at the initial public offering price less the underwriting discount.

                                  -----------

  The underwriters expect to deliver the convertible notes in book-entry form only through the facilities of The Depository Trust Company against payment in
New York, New York on         , 2001.

Goldman, Sachs & Co.                                        Salomon Smith Barney
Credit Suisse First Boston                                             JP Morgan

                                  -----------

                        Prospectus dated         , 2001.

                               ----------------

    You should rely only on this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer of sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

                               ----------------

                               PROSPECTUS SUMMARY

    This summary highlights information contained elsewhere in this prospectus. You should read this entire prospectus carefully. The information provided in this prospectus gives effect to a two-phase restructuring of Hanover Compressor Company (the "Restructuring") completed in 1999 and 2000. The sole purpose of the Restructuring was to create a holding company, and the Restructuring has had no effect on our business. Pursuant to the Restructuring, substantially all of our assets and operations are now at a subsidiary level. Share numbers and per share amounts reflect a 2-for-1 split of our common stock effected in June 2000. Except as described in this paragraph and unless the context requires otherwise, "Hanover," "we," "us," "our" or similar terms in this prospectus refer to "new" Hanover Compressor Company and its subsidiaries following completion of the Restructuring.

                                  The Company

    We are a leading provider of a broad array of natural gas compression, gas handling and related services in the United States and select international markets. Founded in 1990 and publicly held since 1997, we operate the largest compressor rental fleet, in terms of horsepower, in the gas compression industry and provide our services on a rental, contract compression, maintenance and acquisition leaseback basis. Our maintenance business supplies parts and services to customers that own their own compression equipment but want to outsource their compression operations. Our compression services are complemented by our compressor and oil and gas production equipment fabrication operations and gas processing, gas treatment, gas measurement and power generation services, which broaden our customer relationships both domestically and internationally. Our products and services are essential to the production, gathering, processing, transportation and storage of natural gas and are provided primarily to independent and major producers and distributors of natural gas.

    As of December 31, 2000, we had a fleet of 4,840 compression rental units with an aggregate capacity of 2,151,000 horsepower, up from 117,000 horsepower in 1992, which represents a 44% compound annual growth rate ("CAGR"). From 1992 through 1999, revenues have grown from $33.1 million to $317.0 million, or a CAGR of 38%; earnings before interest, leasing expense, taxes, distributions on mandatorily redeemable convertible preferred securities, and depreciation and amortization ("EBITDA") have grown from $7.3 million to $132.1 million, or a CAGR of 51%; net income has grown from $1 million to $40.4 million, or a CAGR of 70%; and earnings per share have grown from $0.06 to $0.71, or a CAGR of 44%. From the nine months ended September 30, 1999 to the nine months ended September 30, 2000, revenues grew from $227.8 million to $370.2 million, or by 63%; EBITDA grew from $94.8 million to $139.4 million, or by 47%; net income grew from $27.5 million to $39.3 million, or by 43%; and earnings per share grew from $0.48 to $0.65, or by 35%. Further, we have maintained average horsepower utilization of approximately 93% from 1994 to 2000, compared to industry rates that we believe have been 80% to 85% for this period.

    Through internal growth and a series of strategic acquisitions, we have become the largest operator of rental compression horsepower capacity in the United States. We began international operations in 1995 and have become one of the largest providers of compression services in the rapidly growing Latin American and Canadian markets. As of December 31, 2000, our compression rental fleet included the following:

                                                                Units Horsepower
                                                                ----- ----------
   U.S......................................................... 4,410 1,741,000
   International...............................................   430   410,000
                                                                ----- ---------
     Total Fleet............................................... 4,840 2,151,000

    In addition to our business of providing natural gas compression services, we fabricate gas compressors for sale to third parties and for inclusion in our rental fleet. We also fabricate equipment used by, and provide treatment services to, oil and gas producers to separate and treat oil and gas in order to facilitate further processing, transportation and sale. Oil and gas production equipment is typically installed at the wellhead immediately before beginning large-scale production and remains at the site for the life of the well. For the nine months ended September 30, 2000, compression rental and service represented approximately 66% of total revenues, while compressor fabrication and oil and gas equipment fabrication represented 16% and 15% of revenues, respectively. Compression rental and service operations generated over 86% of gross margin for the nine months ended September 30, 2000, while compressor and oil and gas equipment fabrication represented 6% and 7%, respectively.

                               Industry Overview

    We compete primarily in the market for transportable natural gas compression units of up to 4,450 horsepower. We believe that aggregate domestic natural gas compression horsepower grew from approximately 8.8 million horsepower at the end of 1992 to approximately 14.9 million horsepower at the end of 1999, reflecting a CAGR of 8%. We believe that the domestic gas compression market will continue to grow due to increasing consumption of natural gas, continued aging of the natural gas reserve base and the attendant decline of wellhead pressures and discovery of new reserves.

    We believe that the rental portion of the domestic gas compression market grew from approximately 1.8 million horsepower at the end of 1992 to approximately 4.8 million horsepower at the end of 1999, reflecting a CAGR of 15%. We believe that the growth in rental compression capacity in the United States has been driven primarily by the trend toward outsourcing by energy producers and processors. Internationally, we believe that similar growth opportunities for compressor rental and sales exist due to anticipated increases in energy consumption worldwide, new international environmental and conservation laws and increased outsourcing by energy producers and processors. As worldwide gas consumption continues to grow, we believe that there will also be a continued demand for the purchase and sale of gas compression units.

    We believe that several factors are contributing to the strong demand for compression equipment and related services: (1) domestic natural gas consumption is projected to grow at a CAGR of approximately 3% over the next five years; (2) growing natural gas consumption is served by a universe of maturing natural gas fields that increasingly require compression to maintain economic levels of production; (3) the trend toward outsourcing of compression services by producers and processors of natural gas is continuing; (4) customers are consolidating the number of service providers they are using and are increasingly looking for preferred compressor services vendors; and (5) the compression sector has been consolidating into larger companies that can more effectively serve the needs of large oil and gas producers by offering a wider range of compression and related services across a larger geographic area. For example, the five largest acquisition transactions announced in the compression industry during 2000 represented a total of approximately 1.8 million horsepower.

    Unlike most other energy service sectors, the domestic gas compression industry is relatively insensitive to fluctuations in natural gas commodity prices, due in large part to the demand characteristics of the industry. Demand for compression services is driven by the consumption of natural gas, and compression services are essential to all phases of the production and transportation of natural gas. The oil and gas production equipment industry is more sensitive than the gas compression industry to the volatility of oil and natural gas prices, as the growth of this industry is likely to more closely track oil and gas exploration activity.

                                Growth Strategy

    Our business strategy is to continue building on our reputation as the premier operating company in natural gas compression and to grow our rental fleet and other related businesses in accordance with a proven growth strategy.

    From January 1, 1996 through December 31, 1999, our revenue, EBITDA, earnings and earnings per share growth have averaged 33%, 44%, 58% and 42% per year, respectively. During this same period, the rental compression market, driven by growth in consumption and the trend toward outsourcing, has consistently grown at approximately 15% per year, while the overall natural gas industry has been quite volatile. For example, from January 1, 1996 through December 31, 2000, average domestic natural gas prices have ranged from around $2.34 per thousand cubic feet to around $10.53 per thousand cubic feet, while drilling activity, measured by domestic Gulf of Mexico active rig counts, has ranged from approximately 700 to 1,110.

    We intend to build on our results to date by continuing to pursue our growth strategy, which includes the following key elements:

  . Continue to Expand in our Existing Domestic Markets: Since 1992, approximately 50% of the aggregate horsepower added by the oil and gas industry has been outsourced to third party rental companies like us. Consequently, the percentage of aggregate compression horsepower outsourced by the industry has increased from nearly 20% in 1992 to 31% in 1999. This move to outsourcing has been driven by several factors, including: (1) a desire to maximize production revenue by improving mechanical run-time and reducing equipment maintenance and personnel costs; (2) a desire to increase capital available for other uses; and (3) a desire to improve operating flexibility by exploiting the rental company's greater asset base and extensive field service organization to efficiently resize compressor units to meet changing reservoir conditions. We believe the breadth and quality of our services, the depth of our customer relationships and our presence throughout the gas producing regions of the United States position us to capture additional outsourced business.

  . Exploit International Opportunities: While approximately 65% of worldwide compression capacity is located in the United States, the region represents only 31% of worldwide gas consumption, 5% of total population and 3% of total worldwide proven gas reserves. Traditionally, oil and gas producers in international markets have satisfied their compression needs through the purchase of compression equipment rather than outsourcing. However, over the last ten years, international oil and gas producers have become more receptive to outsourcing their compression needs. We have a strong presence in Latin America with leading market shares in Colombia, Bolivia, Argentina, Mexico and Venezuela. Canada is also an important growth market for us and the industry. In addition, we have operations in Indonesia and the Gulf of Thailand and are exploring opportunities to further expand our presence in Southeast Asia, and we are developing our presence in Europe, the Middle East, Australia and North and West Africa. We typically see higher pricing relative to the domestic market in international contracts. For the nine months ended September 30, 2000, we had 384,000 horsepower in service internationally, or 18% of total horsepower, generating 32% of rental revenue.

  . Capture Acquisition Leaseback Opportunities: We believe that as of
    December 31, 1999, U.S. energy producers, transporters and processors directly owned and operated approximately 10 million horsepower of compression units, representing about 69% of the total U.S. compression market. In recent years, many major oil and gas companies have been divesting domestic energy reserves to independent energy producers who more frequently outsource their compressor needs in order to reduce operating costs. We offer energy producers the opportunity to outsource their operations and reallocate capital to core activities through our acquisition leaseback program, whereby we purchase in-place compression equipment and lease the equipment back to the former owner under long-term operating and maintenance contracts. We believe that our extensive geographic reach and our experience with a wide range of compression equipment and conditions give us a competitive advantage in capturing acquisition leaseback opportunities. Between January 1, 1997 and December 31, 2000, we executed acquisition leaseback transactions for approximately 500 compression units totaling 286,000 horsepower.

  . Selectively Pursue Industry Acquisitions: Since 1992, we have acquired over three dozen small, well-established, regional companies providing compressor rental and related services while delivering superior financial results. In addition, in 2000 we completed two sizable acquisitions of compression companies, PAMCO Services International and the compression services division of Dresser-Rand Company, and entered into an agreement to acquire OEC Compression Corporation, a transaction we expect to close in March 2001. We also pursue acquisitions, such as our acquisition of Applied Process Solutions, Inc. in June 2000, to expand our offerings of related products and services and geographic scope. We continue to actively seek additional acquisitions.

  . Offer Broad-Based Solutions: We believe that we are the only company in our industry that offers outsourced rental compression as well as compressor and oil and gas production equipment fabrication and related services. By offering a broad range of services that complement our historic strengths, we believe that we can offer more complete solutions to our customers and thereby drive growth in each of our businesses.

   --Our leading position in the design and fabrication of compressors for sale helps us to meet our rental fleet growth requirements as well as the needs of energy industry participants who need to resize or replace existing units on existing projects or obtain compression products and services for new projects.

   --Our compressor services business supplies parts and services and manages compression units for customers who own their units, thereby helping us to develop relationships for future outsourcing business.

   --We design and fabricate oil and gas production equipment and provide related services essential to the operation of recently completed oil and gas wells, all of which enhance our opportunity to deliver compression services and equipment to customers as the need develops over a well's useful life.

    As our customers look to us to provide an ever-widening array of outsourced services from wellhead to end-user, we continue to build our core business with emerging business opportunities, such as turnkey gas treating, gas measurement and power generation sales and services. As with compression, these emerging businesses are increasingly being outsourced by industry participants and represent an additional opportunity to gain incremental revenue from current and potential customers.

  . Focus on High Horsepower Units: The high horsepower compression segment, made up of units of greater than 500 horsepower, is the fastest growing segment of the rental compression market. These units are typically installed on larger wells, gathering systems and processing and treating facilities that, because of their size and generally more attractive unit economics, tend to be more insulated from declining commodity prices. As a result, compressors in this segment tend to realize higher utilization rates. The greater technical requirements of these larger systems enable us to differentiate our compression products and services and offer related products and services. In addition, most compressors installed internationally are high horsepower units. As of December 31, 2000, approximately 70% of our aggregate horsepower consists of high horsepower compression units. We believe the breadth of our experience, the quality of our service and of our compressor, production and treating equipment fabrication operations and our international experience will enable us to continue to be successful in this segment of the market.

  . Capitalize on our Decentralized Management and Operating Structure: We use a decentralized management and operational structure to provide superior customer service in a relationship-driven, service-intensive industry. We believe that we benefit from our regionally-based network, local presence, experience and in-depth knowledge of customers' operating needs and growth plans, providing us with significant competitive advantages and internally-driven growth. In order to maintain this regional strength and to create incentives to attract, motivate and retain an entrepreneurial, highly experienced management team, since 1992 we have offered equity ownership and stock option programs for approximately 400 of our employees who have purchased, or have options to purchase, over 15% of our common stock.

    We believe the successful execution of our growth strategy, combined with our focus on and leadership position in the compression industry, will enable us to continue to differentiate our company and drive future growth and profitability.

    Our principal executive office is located at 12001 North Houston Rosslyn, Houston, Texas 77086, Telephone (281) 447-8787.

                                  The Offering

Securities offered................ $150,000,000 aggregate principal amount of
                                      % convertible notes due        , 2008.
                                   We have also granted the underwriters an
                                   over-allotment option to purchase up to an
                                   additional $22,500,000 aggregate principal
                                   amount of convertible notes.

Offering price.................... 100% of the principal amount of the convertible notes, plus accrued interest,
                                   if any, from the date of original issuance
                                   of the convertible notes, which we expect
                                   to be         , 2001.

Interest payable.................. We will pay interest on the convertible
                                   notes semi-annually on           and
                                             of each year, commencing
                                              , 2001.

Conversion........................ The convertible notes are convertible at the option of the holder into shares of our
                                   common stock, at any time before the close
                                   of business on the business day immediately
                                   preceding the maturity date, unless we have
                                   previously redeemed or repurchased the
                                   notes, at a conversion rate of       shares
                                   of common stock per $1,000 principal amount
                                   of convertible notes. The conversion rate
                                   is subject to anti-dilution adjustment in
                                   certain events.

Optional redemption by us......... On or after        , 2004, we have the
                                   right at any time to redeem some or all of
                                   the convertible notes at the redemption
                                   prices set forth in this prospectus plus
                                   accrued and unpaid interest to the
                                   redemption date.

Repurchase at the option of
 holders upon a change in          If we experience a specified change in
 control.......................... control, a holder of convertible notes will have the right, subject to certain
                                   conditions and restrictions, to require us
                                   to repurchase, with cash or common stock,
                                   some or all of the convertible notes at a
                                   price equal to 100% of the principal amount
                                   plus accrued and unpaid interest to the
                                   repurchase date.

Ranking........................... The convertible notes are our general unsecured obligations and will rank equally
                                   in right of payment with all of our other
                                   unsecured senior debt. The convertible
                                   notes will be effectively subordinated to
                                   all existing and future liabilities of our
                                   subsidiaries. As of September 30, 2000, our
                                   subsidiaries had approximately $201.6
                                   million of debt outstanding.

Use of proceeds..................... We intend to use the net proceeds we receive from this offering and our
                                     concurrent common stock offering for
                                     working capital and general corporate
                                     purposes, including potential acquisitions.
                                     Initially, we intend to use most of the
                                     proceeds to repay indebtedness.

Common Stock Offering.............. Concurrent with this offering, we are offering 2,500,000 shares of common stock,
                                    together with 7,500,000 shares being
                                    offered by certain selling stockholders, in
                                    an underwritten public offering. Neither
                                    this offering nor the concurrent common
                                    stock offering is contingent on the other.

Events of default.................. Events of default include:
                                      . failure to pay principal of or premium,
                                         if any, on any of the convertible
                                         notes when due;
                                      . failure to pay interest on any of the
                                         convertible notes within 30 days after
                                         payment becomes due;
                                      . failure to perform or comply with
                                         certain covenants in the indenture
                                         with respect to the convertible notes,
                                         and such failure is not cured within
                                         60 days after we are given notice of
                                         such failure;
                                      . failure by us or any of our
                                         subsidiaries to pay when due, or the
                                         acceleration of the due date of, more
                                         than $10 million of indebtedness for
                                         money borrowed, and such failure
                                         continues for 60 days after we are
                                         given notice of such failure as
                                         provided in the indenture;
                                      . certain events of bankruptcy,
                                         insolvency or reorganization of our
                                         company; and
                                      . failure to provide the required notice
                                         of any change in control or to pay the
                                         repurchase price in connection with a
                                         change in control.
Listing of convertible notes....... The convertible notes will not be listed on and securities exchange or any automated
                                    quotation system. the underwriters have
                                    advised us that they currently intend to
                                    make a market in the convertible notes.
                                    However, the underwriters are not obligated
                                    to do so, and any such market making may be
                                    discontinued at any time at the sole
                                    discretion of the underwriters without
                                    notice.

Global note; book-entry system..... We will issue the convertible notes only in book-entry form, registered in the name of
                                    DTC or its nominee. Purchasers will not
                                    receive individually certificated notes.
                                    Instead, the convertible notes will be
                                    evidenced by a global note, in fully
                                    registered form and without coupons, and
                                    deposited with the trustee, as custodian
                                    for DTC. The interest of any holder in the
                                    global note will be shown on, and transfers
                                    of that interest will be effected only
                                    through, records maintained by DTC and its
                                    direct and indirect participants.

Governing law...................... The indenture and the convertible notes will be governed by the laws of the State
                                    of New York.

Risk factors....................... You should read the "Risk Factors" section, beginning on page 14, as well as the other
                                    cautionary statements described in this
                                    prospectus so that you understand the risks
                                    associated with an investment in the
                                    convertible notes.

                      Summary Consolidated Financial Data

    In the table below, we have provided you with our summary historical consolidated financial data and pro forma combined condensed financial data. The historical consolidated financial data for each of the fiscal years in the five-year period ended December 31, 1999 were derived from our audited consolidated financial statements. Certain financial data for the years presented have been restated as described in Note 18 to the audited consolidated financial statements included in this prospectus. The net effect of the restatement on the periods presented was an increase in selling, general and administrative expenses of $732,000, $272,000, and $1,013,000; a decrease in net income of $461,000, $158,000, and $624,000; and a decrease in earnings per common share of basic: $.01, $.00 and $.03 and diluted: $.01, $.01, and $.02 for the years ended December 31, 1997, 1996 and 1995, respectively. The historical consolidated financial data as of and for the nine months ended September 30, 2000 and 1999 were derived from our unaudited condensed consolidated financial statements. In the opinion of management, such unaudited financial statements contain all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position and results of operations of such interim periods.

    As of September 2000, we acquired the compression services division of Dresser-Rand Company for approximately $177 million in cash and common stock, subject to certain post-closing adjustments pursuant to the acquisition agreement which to date have resulted in an increase to the purchase price to approximately $194 million due to increases in net assets acquired. The pro forma combined condensed financial data present our pro forma results of operations as if this acquisition had occurred on January 1, 1999 and were derived from the pro forma combined condensed statements of operations for the nine months ended September 30, 2000 and the year ended December 31, 1999 included in this prospectus. The pro forma financial data does not reflect the pro forma effect of our acquisitions of Applied Process Solutions, Inc., completed in June 2000, PAMCO Services International, completed in July 2000, or OEC Compression Corporation, which we expect to complete in March 2001. The pro forma financial data does not purport to be indicative of the results which would actually have been obtained had the acquisition been completed on the date indicated or which may be obtained in the future.

    The information in this section should be read along with our consolidated financial statements, accompanying notes and other financial information, the combined financial statements of the compression services division of Dresser-Rand Company and related pro forma financial data that are included or incorporated by reference in this prospectus. See "Where You Can Find More Information."

                                          Year Ended December 31,
                         -------------------------------------------------------------
                           1999      1999      1998     1997(7)   1996(7)   1995(1)(7)
                         --------- --------  --------  ---------  --------  ----------
                         Pro forma
                                 (in thousands, except per share amounts)
INCOME STATEMENT DATA:
Total revenues:......... $476,134  $317,028  $281,957  $ 198,798  $136,011   $ 95,964
                         --------  --------  --------  ---------  --------   --------
Expenses:
 Operating..............  269,943   151,169   150,652    109,432    75,031     56,256
 Selling, general and
  administrative........   47,105    33,782    26,626     21,514    16,711     13,555
 Depreciation and
  amortization(2).......   45,760    37,337    37,154     28,439    20,722     13,494
 Lease expense..........   22,090    22,090     6,173         --        --         --
 Interest expense.......   17,153     8,786    11,716     10,728     6,594      4,560
 Distributions on
  mandatorily
  redeemable
  convertible preferred
  securities............      278       278        --         --        --         --
                         --------  --------  --------  ---------  --------   --------
   Total expenses.......  402,329   253,442   232,321    170,113   119,058     87,865
                         --------  --------  --------  ---------  --------   --------
Income before income
 taxes..................   73,805    63,586    49,636     28,685    16,953      8,099
Provision for income
 taxes..................   26,865    23,145    19,259     11,043     6,730      3,109
                         --------  --------  --------  ---------  --------   --------
Net income.............. $ 46,940  $ 40,441  $ 30,377  $  17,642  $ 10,223   $  4,990
                         ========  ========  ========  =========  ========   ========
Net income available to
 common stockholders:
 Net income............. $ 46,940  $ 40,441  $ 30,377  $  17,642  $ 10,223   $  4,990
 Dividends on Series A
  and Series B
  preferred stock.......       --        --        --         --    (1,773)      (832)
 Series A preferred
  stock exchange........       --        --        --         --    (3,794)        --
 Series B preferred
  stock conversion......       --        --        --         --    (1,400)        --
                         --------  --------  --------  ---------  --------   --------
 Net income available
  to common
  stockholders..........  $46,940  $ 40,441  $ 30,377  $  17,642  $  3,256   $  4,158
                         ========  ========  ========  =========  ========   ========
Weighted average common
 and common equivalent
 shares outstanding:
 Basic(3)...............   59,968    57,048    56,936     51,246    40,996     28,746
                         --------  --------  --------  ---------  --------   --------
 Diluted(3).............   63,974    61,054    60,182     54,690    44,046     30,716
                         --------  --------  --------  ---------  --------   --------
Earnings per common
 share:
 Basic(3)............... $    .78  $    .71  $    .53  $     .34  $    .08   $    .14
                         ========  ========  ========  =========  ========   ========
 Diluted(3)(4).......... $    .73  $    .66  $    .50  $     .32  $    .07   $    .14
                         ========  ========  ========  =========  ========   ========
OTHER DATA:
 EBITDA(5)..............           $132,077  $104,679  $  67,852  $ 44,269   $ 26,153
 Ratio of earnings to
  fixed charges(6)......               2.88x     3.76x      3.68x     3.52x      2.74x
CASH FLOWS PROVIDED BY
 (USED IN):
 Operating activities...           $ 68,222  $ 31,147  $  32,219  $ 20,276   $  9,088
 Investing activities...            (92,114)  (14,699)  (164,490)  (87,683)   (68,474)
 Financing activities...             18,218    (9,328)   129,510    71,740     62,206
BALANCE SHEET DATA (END
 OF PERIOD):
 Cash and cash
  equivalents...........           $  5,756  $ 11,503  $   4,561  $  7,322   $  2,989
 Working capital........            107,966   113,264     58,027    41,513     23,270
 Net property, plant
  and equipment.........            497,465   392,498    394,070   266,406    198,074
 Total assets...........            756,510   614,590    506,452   341,387    252,313
 Long-term debt.........             69,681   156,943    158,838   122,756     50,451
 Mandatorily redeemable
  convertible preferred
  securities............             86,250        --         --        --         --
 Preferred
  stockholders'
  equity................                 --        --         --        --     26,894
 Common stockholders'
  equity................            367,914   315,470    287,028   176,113    138,678

                                                      Nine Months Ended
                                                        September 30,
                                                ------------------------------
                                                  2000       2000       1999
                                                --------- ----------  --------
                                                Pro forma
INCOME STATEMENT DATA:
Total revenues:................................ $426,686  $  370,222  $227,838
                                                --------  ----------  --------
Expenses:
 Operating.....................................  238,675     196,326   108,837
 Selling, general and administrative...........   41,102      34,481    24,232
 Depreciation and amortization.................   42,588      36,830    28,536
 Lease expense.................................   29,596      29,596    14,727
 Interest expense..............................   11,138       5,560     7,841
 Distributions on mandatorily redeemable
  convertible preferred securities.............    4,776       4,776        --
                                                --------  ----------  --------
   Total expenses..............................  367,875     307,569   184,173
                                                --------  ----------  --------
Income before income taxes.....................   58,811      62,653    43,665
Provision for income taxes.....................   21,876      23,305    16,156
                                                --------  ----------  --------
Net income..................................... $ 36,935  $   39,348  $ 27,509
                                                ========  ==========  ========
Weighted average common and common equivalent
 shares outstanding:
 Basic(3)......................................   62,937      60,324    56,966
                                                --------  ----------  --------
 Diluted(3)....................................   67,232      64,619    60,974
                                                --------  ----------  --------
Earnings per common share:
 Basic(3)...................................... $    .59  $      .65  $    .48
                                                ========  ==========  ========
 Diluted(3).................................... $    .55  $      .61  $    .45
                                                ========  ==========  ========
OTHER DATA:
 EBITDA(5).....................................           $  139,415  $ 94,769
 Ratio of earnings to fixed charges(6).........                 2.47x     2.92x
CASH FLOWS PROVIDED BY (USED IN):
 Operating activities..........................           $    7,491  $ 41,427
 Investing activities..........................             (162,614)  (12,386)
 Financing activities..........................              162,453   (31,376)
BALANCE SHEET DATA (END OF PERIOD):
 Cash and cash equivalents.....................           $   13,042  $  9,090
 Working capital...............................              224,684   129,866
 Net property, plant and equipment.............              688,588   426,527
 Total assets..................................            1,271,468   683,980
 Long-term debt................................              173,835   124,540
 Mandatorily redeemable convertible preferred
  securities...................................               86,250        --
 Common stockholders' equity...................              618,595   347,571

--------
(1) The historical financial information includes the results of operations of Hanover Compressor Company and its wholly-owned subsidiaries. During 1995, we acquired Astra Resources Compression, Inc., a significant subsidiary.
(2) In order to more accurately reflect the estimated useful lives of natural gas compressor units in the rental fleet, effective January 1, 1996 we changed the lives over which these units are depreciated from 12 to 15 years. The effect of this change was a decrease in depreciation expense of $2.6 million and an increase in net income of $1.5 million ($.03 per diluted common share) for the year ended December 31, 1996.
(3) In June 2000, we completed a 2-for-1 stock split effected in the form of a 100% stock dividend. All weighted average and common equivalent shares and earnings per common share information have been restated for all periods presented to reflect this stock split.
(4) Diluted earnings per share in 1996 was $.23 per share before the effects of charging retained earnings for $1.8 million relating to dividends on redeemable preferred stock and one-time charges to retained earnings for
    (i) $3.8 million related to the exchange of all Series A preferred stock for subordinated notes and (ii) $1.4 million related to the conversion of all Series B preferred stock to common stock.
(5) EBITDA consists of the sum of consolidated net income before interest expense, lease expense, distributions on mandatorily redeemable convertible preferred securities, income tax, and depreciation and amortization. We believe that EBITDA is a meaningful measure of our operating performance and is also used to measure our ability to meet debt service requirements. EBITDA should not be considered as an alternative performance measure prescribed by generally accepted accounting principles.
(6) For purposes of computing the ratio of earnings to fixed charges:
    "earnings" consist of income before taxes plus fixed charges and "fixed charges" consist of interest expense (including amortization of debt discount and expense), leasing expense and the estimated interest factor attributable to rentals. During 1996 and 1995, the ratio of earnings to combined fixed charges and preferred dividends was 1.29x and 1.87x, respectively. There was no preferred stock outstanding during 1999, 1998, 1997 or the nine months ended September 30, 2000 and 1999.
(7) Restated as discussed in Note 18 to the Consolidated Financial Statements. The net effect of the restatement on the periods presented was an increase in selling, general and administrative expenses of $732,000, $272,000, and $1,013,000; a decrease in net income of $461,000, $158,000, and $624,000;
    and a decrease in earnings per common share of basic: $.01, $.00 and $.03 and diluted: $.01, $.01 and $.02 for the years ended December 31, 1997, 1996 and 1995, respectively.

                                  RISK FACTORS

    An investment in our common stock involves risks. You should carefully consider and evaluate all of the information in this prospectus, including the following risk factors, before investing.

Risks Related to Our Business

Industry Conditions--A prolonged, substantial reduction in oil or gas prices could adversely affect our business.

    Our operations depend upon the levels of activity in natural gas development, production, processing and transportation. In recent years, oil and gas prices and the level of drilling and exploration activity have been extremely volatile. For example, from mid-1998 to mid-1999, oil and gas exploration and development activity and the number of well completions declined due to a significant reduction in oil and gas prices. As a result, the demand for our gas compression and oil and gas production equipment was adversely affected. Any future significant, prolonged decline in oil and gas prices could have a material adverse effect on our business, results of operations and financial condition.

Short Lease Terms--Many of our compressor leases have short initial terms, and we cannot be sure that the compressors will stay out on location after the end of the initial lease term.

    The length of our leases varies based on operating conditions and customer needs. In most cases, under currently prevailing lease rates, the initial lease terms are not long enough to enable us to fully recoup the average cost of acquiring or manufacturing the compressors. We cannot assure you that a substantial number of our lessees will continue to renew their leases or that we will be able to re-lease the compressors to new customers or that any renewals or re-leases will be at comparable lease rates. An inability to renew or re-lease a substantial portion of our compressor rental fleet would have a material adverse effect upon our business, results of operations and financial condition.

Substantial Capital Requirements--We require a substantial amount of capital to expand our compressor rental fleet and our complementary businesses.

    We plan to continue to make substantial capital investments to expand our compressor rental fleet and our complementary businesses. Including business acquisitions, we invested approximately $374.5 million in capital expenditures during the nine months ended September 30, 2000. We expect to invest approximately $318 million in capital expenditures during 2001 (without giving effect to any new material acquisitions). The amount of these expenditures may vary depending on their expected rate of return, conditions in the natural gas industry and whether we make any significant acquisitions. Historically, we have funded our capital expenditures through internally generated funds, sale and leaseback transactions and debt and equity financing. While we believe that cash flow from our operations, borrowings under our existing $200 million bank credit agreement and the proceeds of this offering and our concurrent offering of common stock will provide us with sufficient cash to fund these expenditures in 2001, we cannot assure you that these sources will be sufficient.

    As part of our business strategy, we will continue to pursue the acquisition of other companies, assets and product lines that either complement or expand our business. If we were to complete an acquisition of significant size, it is likely that we would need to issue a substantial amount of new debt and/or equity securities, the availability and terms of which cannot be determined at this time.

    As of December 31, 2000, we had approximately $78 million of credit capacity remaining on our $200 million bank credit agreement (7.5% rate at December 31, 2000). Failure to generate sufficient cash flow, together with the absence of alternative sources of capital, could have a material adverse effect on our growth, results of operations and financial condition.

International Operations--There are many risks associated with conducting operations in international markets.

    We operate in many different geographic markets, some of which are outside the United States. Changes in local economic or political conditions, particularly in Latin America or Canada, could have a material adverse effect on our business, results of operations and financial condition. Additional risks inherent in our international business activities include the following:

  . difficulties in managing international operations;

  . unexpected changes in regulatory requirements;

  . tariffs and other trade barriers which may restrict our ability to enter into new markets;

  . potentially adverse tax consequences;

  . restrictions on repatriation of earnings;

  . the burden of complying with foreign laws; and

  . fluctuations in currency exchange rates and the value of the U.S.
    dollar.

Acquisition Strategy--We may not be able to find suitable acquisition candidates or successfully integrate acquired companies into our business.

    As part of our business strategy, we continue to pursue the acquisition of other companies, assets and product lines that either complement or expand our business. Each acquisition involves potential risks, such as the diversion of management's attention away from current operations, problems in integrating acquired businesses and possible short-term adverse effects on our operations as a result of that process. We actively review acquisition opportunities on an ongoing basis, and we may make a new acquisition at any time. Given our selective approach to acquisitions, we are unable to predict whether or when we will find suitable acquisition candidates or whether we will be able to complete a material acquisition. Depending on the size of our potential acquisitions, we may seek to finance acquisitions with cash or through the issuance of new debt and/or equity securities. If we were to complete an acquisition of significant size, it is likely that we would need to issue a substantial amount of new debt and/or equity securities, the availability and terms of which cannot be determined at this time.

Competition--We operate in a highly competitive industry and compete against some larger companies with greater financial resources.

    We compete with several large national and multinational companies that provide compression services to third parties, some of which have greater financial and other resources than we do. If our competitors were to substantially increase the resources they devote to the development and marketing of competitive products and services, we cannot assure you that we will have sufficient resources to respond accordingly.

Potential Liability and Insurance--Natural gas operations entail inherent risks that may result in substantial liability to us.

    Natural gas operations entail inherent risks, including equipment defects, malfunctions and failures and natural disasters, which could result in uncontrollable flows of gas or well fluids, fires and explosions. These risks may expose us, as an equipment operator or fabricator, to liability for personal injury, wrongful death, property damage, pollution and other environmental damage. We have obtained insurance against liability for personal injury, wrongful death and property damage, but we cannot assure you that the insurance will be adequate to cover our liability. Similarly, we cannot assure you that we will be able to obtain insurance in the future at a reasonable cost or at all. Our business, results of operations and financial condition could be adversely affected if we incur substantial liability and the damages are not covered by insurance or are in excess of policy limits.

Governmental Regulation--Our business is subject to a variety of governmental regulations relating to the environment, health and safety.

    Our business is subject to a variety of federal, state, local and foreign laws and regulations relating to the environment, health and safety. These laws and regulations are complex, change frequently and have tended to become more stringent over time. Failure to comply with these laws and regulations may result in a variety of civil and criminal enforcement measures, including assessment of monetary penalties, imposition of remedial requirements and issuance of injunctions as to future compliance. As part of the regular overall evaluation of both our current operations and newly acquired operations, we are in the process of applying for or updating certain facility permits with respect to stormwater discharges, waste handling and air emissions relating to painting and blasting. In addition, certain of our customer service arrangements may require us to operate, on behalf of a specific customer, petroleum storage units such as underground tanks or pipelines and other regulated units, all of which may impose additional compliance obligations. We are evaluating the impact on our operations of recently promulgated air emission regulations relating to non-road engines. We intend to implement any equipment upgrades or permit modifications required by these air emission regulations according to the required schedule. We do not anticipate, however, that any changes or updates in response to such regulations, or any other anticipated permit modifications (for stormwater, other air emission sources or otherwise) or anticipated ongoing regulatory compliance obligations will have a material adverse effect on our operations either as a result of any enforcement measures or through increased capital costs. Based on our experience to date, we believe that the future cost of compliance with existing laws and regulations will not have a material adverse effect on our business, results of operations or financial condition. However, future events, such as compliance with more stringent laws and regulations, a major expansion of our operations into more heavily regulated activities, more vigorous enforcement policies by regulatory agencies or stricter or different interpretations of existing laws and regulations could require us to make material expenditures.

    We have conducted preliminary environmental site assessments with respect to some, but not all, properties currently owned or leased by us, usually in a pre-acquisition context. Some of these assessments have revealed that soils and/or groundwater at some of our facilities are contaminated with hydrocarbons, heavy metals and various other regulated substances. With respect to newly acquired properties, we do not believe that our operations caused or contributed to any such contamination and we are not currently under any orders or directives to undertake any remedial activity. We typically will develop a baseline of site conditions so we can establish conditions at the outset of our operations on such property. However, the handling of petroleum products and other regulated substances is a normal part of our operations, and we have experienced occasional minor spills or incidental leakage in connection with our operations. Certain properties previously owned or leased by us were determined to be impacted by soil contamination. Where such contamination was identified, we have since conducted remedial activities at these previously-held properties as we believed necessary to meet regulatory standards, and either sold the owned properties to third parties or returned the leased properties to the lessors. We are not currently aware of any further remedial obligations at such previously-held properties. Based on our experience to date, and the relatively minor nature of the types of contamination we have identified to date, we believe that the future cost of necessary investigation or remediation on our current properties will not have a material adverse effect on our business, results of operations, or financial condition. We cannot be certain, however, that cleanup standards will not become more stringent, or that we will not be required to undertake any remedial activities involving any substantial costs on any of these current or previously-held properties in the future or that the discovery of unknown contamination or third-party claims made with respect to current or previously owned or leased properties may not result in substantial costs.

Concentrated Ownership--A significant amount of our stock is owned by one stockholder.

    Our largest stockholder, GKH Investments, L.P. ("GKH"), owned approximately 33.6% of our common stock as of January 25, 2001 and, following completion of the concurrent common stock offering, will own approximately 25.5% of our common stock. GKH is, and following completion of the concurrent common stock offering will continue to be, in a position to exert substantial influence over the outcome of most corporate actions requiring stockholder approval, including the election of directors, additional issuances of our common stock or other securities and transactions involving a change of control. The interests of GKH could conflict with the interests of our other stockholders.

    GKH has advised us that it intends to distribute all of its assets, including shares of our common stock owned by GKH, to its partners on or before January 25, 2002. We cannot predict whether the partners of GKH who receive shares of our common stock from GKH will continue to hold those shares or, if they decide to sell, when they might sell those shares. Any sale of a substantial number of shares of our common stock could have a material adverse effect on the prevailing market price for our common stock.

Anti-Takeover Provisions--Our certificate of incorporation and by-laws contain certain provisions that could make a takeover more difficult.

    Certain provisions of our certificate of incorporation and by-laws could make it more difficult for a third party to acquire control of our company, even if such a change in control would benefit our stockholders. Our certificate of incorporation allows us to issue preferred stock without stockholder approval and our by-laws limit who may call special stockholder meetings. These provisions could make it more difficult for a third party to acquire us and may discourage acquisition bids or limit the price that investors might be willing to pay in the future for shares of our common stock. The ownership of a substantial number of our shares of common stock by GKH and our officers, directors, employees and their affiliates also could discourage acquisition bids. In addition, we are subject to various provisions of Delaware law that could delay or make difficult a merger, tender offer or proxy contest. Please read the "Description of Capital Stock" section of this prospectus.

Shares Eligible for Future Sale--The market price of our common stock could be depressed by future sales.

    Future sales of a substantial number of shares of our common stock, or the perception that these sales could occur, could adversely affect the market price of our common stock. We cannot assure you as to when or how many of the shares of our common stock will be sold or as to the effect those sales may have on the market price of our common stock. In addition, we may issue additional shares of common stock in connection with future acquisitions or other transactions. In 2000, we issued 2,000,000 shares of common stock to certain Janus funds, which shares were registered on Form S-3, effective January 16, 2001; we completed the acquisition of Applied Process Solutions, Inc. in an all stock transaction for an aggregate of 2,303,294 shares of common stock, which shares were registered on Form S-3, effective January 3, 2001; and we acquired the compression services division of Dresser-Rand Company for cash and an aggregate of 2,919,681 shares of our common stock, 1,040,497 shares of which are included in the concurrent common stock offering. We expect the remaining shares issued in the Dresser-Rand transaction will be registered for sale to the public in early March 2001. In addition we have entered into a definitive agreement to acquire OEC Compression Corporation in an all stock transaction. Upon consummation of the OEC transaction, which we expect to occur in March 2001, the shares of our common stock issued to the OEC stockholders will be registered for sale to the public. The actual number of shares that will be issued pursuant to the OEC agreement will not be determined until that transaction is consummated; however, the maximum number of shares that may be issued is 1,235,359 and the minimum number of shares that may be issued is 1,140,331. Any sale of a substantial number of shares of our common stock could have a material adverse effect on the prevailing market price for our common stock.

    Pursuant to an agreement between us and certain of our stockholders, including GKH Investments, L.P., we may be obligated to effect a registration of shares of common stock owned by those stockholders who own at least 18% of our outstanding common stock. These stockholders also have the right to be notified when we register securities, subject to certain exceptions, and to participate in such registration if they choose to do so. As of January 25, 2001, these stockholders owned in the aggregate approximately 35,556,000 shares of our outstanding common stock, including 6,139,503 shares included in the concurrent common stock offering. The selling stockholders and certain other
holders owning an aggregate of    shares have agreed with the underwriters of
the concurrent common stock offering not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of our common stock, subject to certain exceptions, during the period from the date of the prospectus relating to that offering and continuing through the date that is 120 days (90 days in the case of Ingersoll-Rand Company and holders other than the selling stockholders) after the date of that prospectus, except with the prior written consent of the representatives of the underwriters of the concurrent common stock offering.

Payment of Dividends--We may not be able to pay dividends on our common stock.

    We have no obligation to pay dividends on our common stock. The declaration and payment of dividends on our common stock is subject to and will depend upon, among other things:

  . our future earnings and financial condition, liquidity, and capital requirements;

  . our ability and the ability of our subsidiaries to pay dividends under our bank credit agreement;

  . the general economic and regulatory climate; and

  . other factors deemed relevant by our board of directors.

Risks Related to the Convertible Notes

Holding Company--We are a holding company which has no operations and will depend on our operating subsidiaries for cash to make payments on the convertible notes.

    As a holding company, we do not hold any significant assets other than our direct and indirect interests in our subsidiaries. Accordingly, our cash flow depends upon the cash flow of our operating subsidiaries and the payment of funds by these operating subsidiaries to us. These operating subsidiaries may not be able to make funds available to us, and this could adversely affect our ability to satisfy our obligations to you as a holder of the convertible notes.

    Our operating subsidiaries are separate and distinct legal entities and are not obligated to make funds available for the payment of the convertible notes in the form of loans, distributions or otherwise. Their ability to make any such loans, distributions or other payments to us will depend on their earnings, business and tax considerations and legal restrictions. In addition, covenants in the instruments governing our subsidiaries' indebtedness may restrict their ability to make any such loans, distributions or other payments to us. For example, our bank credit agreement prohibits our subsidiaries from paying any dividends or making any other distributions to us except for certain specified purposes, such as payments on the convertible notes. Any restrictions on our subsidiaries' ability to make payments to us could adversely impact our ability to pay interest and the principal due on the convertible notes.

Structural Subordination--Because of our holding company structure, the convertible notes will be structurally subordinated to all liabilities of our subsidiaries.

    Because we are a holding company that has no significant assets or independent operations other than equity interests in our subsidiaries, the convertible notes are effectively subordinated to all existing and future indebtedness and obligations of Hanover Compression Limited Partnership and our other direct and indirect subsidiaries. This means that in the event of the bankruptcy, dissolution or liquidation of a subsidiary, that subsidiary's creditors will have the right to receive payment from the subsidiary's assets before us, and following such payment, that subsidiary may not have sufficient assets remaining to make any payments to us as an equity holder or otherwise. In addition, if we caused a subsidiary to pay a dividend to enable us to make payments in respect of the convertible notes, and that dividend was deemed to be a fraudulent transfer or unlawful distribution, the holders of the convertible notes could be required to return the payment to or for the benefit of that subsidiary's creditors. This could adversely affect our ability to make payments to you as a holder of the convertible notes. In addition, the convertible notes are unsecured and therefore will be effectively subordinated to any future secured indebtedness we may incur to the extent of the value of the assets securing such indebtedness. As of September 30, 2000, our subsidiaries had approximately $201.6 million of debt outstanding. The indenture under which the convertible notes will be issued does not limit our ability or the ability of any of our subsidiaries to incur indebtedness, including senior debt.

No Prior Trading Market--There currently exists no public market for the convertible notes, and we cannot assure you that one will develop.

    Prior to this offering, there has been no trading market for the convertible notes. Although the underwriters have advised us that they currently intend to make a market in the convertible notes, they are not obligated to do so and may discontinue their market-making activities at any time, at their sole discretion and without notice to us. Consequently, we cannot assure you that any market for the convertible notes will develop or, if one does develop, that it will continue for any period of time. If an active market for the convertible notes fails to develop or continue, this failure could adversely affect the trading price of the convertible notes. We do not intend to apply for listing of the convertible notes on any securities exchange or automated quotation system.

Repayment or Repurchase of Notes--We may be unable to repay or, following a change in control, repurchase the convertible notes.

    There is no sinking fund with respect to the convertible notes, and at maturity the entire outstanding principal amount of the convertible notes will become due and payable. In addition, if we experience a change in control of the type described under "Description of Convertible Notes," you may require us to repurchase all or a portion of your convertible notes prior to maturity. We cannot assure you that we will have sufficient funds or that we will be able to arrange for additional financing to repay the convertible notes at maturity or to repurchase the convertible notes tendered to us following a change in control. Under the terms of the indenture relating to the convertible notes, we may elect, subject to certain conditions, to pay the repurchase price with shares of common stock. Our failure to repurchase any tendered convertible notes or to repay the convertible notes upon maturity would constitute an event of default under the indenture and, upon acceleration of the convertible notes in accordance with the indenture, would cause a default under the terms of our bank credit agreement.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    Certain matters discussed in this prospectus are "forward-looking statements" intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because the context of the statement will include words such as "believes," "anticipates," "expects," "estimates," or words of similar import. Similarly, statements that describe our future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those anticipated as of the date of this prospectus. The risks and uncertainties include:

  . the loss of market share through competition;

  . the introduction of competing technologies by other companies;

  . a prolonged, substantial reduction in oil and gas prices which would cause a decline in the demand for our compression and oil and gas production equipment;

  . new governmental safety, health and environmental regulations which could require us to make significant capital expenditures;

  . inability to successfully integrate acquired businesses; and

  . changes in economic or political conditions in the countries in which we operate.

    The forward-looking statements included herein are only made as of the date of this prospectus, and we undertake no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

                                USE OF PROCEEDS

    We estimate that the net proceeds from our sale of convertible notes will be approximately $145.0 million, after deducting the estimated underwriters' discounts and commissions and estimated offering expenses payable by us.

    We expect to use the net proceeds of this offering and the approximately $92.6 million estimated net proceeds from our concurrent common stock offering (based on an assumed offering price to the public of $38.74 per share) for general corporate purposes and working capital, including potential acquisitions. We cannot assure you that we will make any acquisitions, and we have no current agreements or commitments with respect to any acquisition that would use any material portion of the net proceeds from this offering. Initially, we intend to use most of the proceeds to repay indebtedness outstanding under our existing bank credit agreement and any amounts that may be borrowed under our contemplated $50 million supplemental credit facility. Any amounts we borrow under our bank credit agreement bear interest at the prime rate or a negotiated rate (approximately 7.5% at December 31, 2000). We have used the amounts borrowed under our bank credit agreement to fund working capital needs, capital expenditures and acquisitions. Our bank credit agreement gives us $200 million of revolving credit and matures in December 2002. As of December 31, 2000, we had approximately $78 million of credit capacity remaining on our bank credit agreement. Pending these uses, we intend to invest the proceeds of this offering and the concurrent common stock offering in investment-grade, interest-bearing securities.

                       RATIO OF EARNINGS TO FIXED CHARGES

    The following table contains our consolidated ratios of earnings to fixed charges for the periods indicated:

                                     Nine Months
                                        Ended
                                    September 30,    Year Ended December 31,
                                    ------------- -----------------------------
                                     2000   1999  1999  1998  1997  1996  1995
                                    ------ ------ ----- ----- ----- ----- -----
Ratio of earnings to fixed
 charges..........................   2.47x  2.92x 2.88x 3.76x 3.68x 3.52x 2.74x
Ratio of earnings to fixed charges
 and preferred dividends..........   2.47x  2.92x 2.88x 3.76x 3.68x 1.29x 1.87x

    For purposes of computing the ratio of earnings to fixed charges: (i) "earnings" consist of income before income taxes plus fixed charges and (ii) "fixed charges" consist of interest expense (including amortization of debt discount and expense), leasing expense and the estimated interest factor attributable to rentals. There was no preferred stock outstanding during 1999, 1998 or 1997 or the nine months ended September 30, 2000 and 1999.

                             COMMON STOCK OFFERING

    Concurrent with this offering, we are offering 2,500,000 shares of common stock, together with 7,500,000 shares being offered by certain selling stockholders, in an underwritten public offering. The shares of common stock will be offered pursuant to a separate prospectus. Neither this offering nor the concurrent common stock offering is contingent on the other.

                          PRICE RANGE OF COMMON STOCK

    Our common stock is quoted on the New York Stock Exchange under the symbol "HC". The following table sets forth, for the periods indicated, the high and low intraday sales prices for our common stock as reported on the New York Stock Exchange.

1999                                                             High     Low
----                                                            ------- -------
First Quarter.................................................. $14.000 $ 9.625
Second Quarter.................................................  17.781  13.063
Third Quarter..................................................  19.063  15.688
Fourth Quarter.................................................  19.188  14.031

2000                                                             High     Low
----                                                            ------- -------
First Quarter.................................................. $28.438 $16.906
Second Quarter.................................................  38.000  22.719
Third Quarter..................................................  40.688  25.250
Fourth Quarter ................................................  46.063  28.938

2001
----
First Quarter (through February 2, 2001)....................... $44.375 $33.125

    On February 2, 2001, the closing sale price of our common stock as reported on the New York Stock Exchange was $38.74 per share.

                                 CAPITALIZATION

    The following table sets forth our total capitalization at September 30, 2000 and as adjusted to give effect to this offering and as further adjusted to give effect to our concurrent common stock offering and the application of the net proceeds therefrom as described under "Use of Proceeds". You should read this table in conjunction with our consolidated financial statements and notes thereto, which are included in this prospectus.

                                                          As       As Further
                                                       Adjusted     Adjusted
                                                       for this  for the Common
                                              Actual   Offering  Stock Offering
                                             --------  --------  --------------
                                                       (Unaudited)
                                              (Dollar amounts in thousands)
Current maturities of long-term debt........ $ 27,769  $ 27,769     $ 27,769
                                             ========  ========     ========
Long-term debt:
  Bank credit agreement..................... $165,000  $ 20,000     $    --
  Convertible notes(1)......................      --    150,000      150,000
  Other.....................................    8,835     8,835        8,835
                                             --------  --------     --------
Total long-term debt........................  173,835   178,835      158,835
                                             --------  --------     --------
Company obligated mandatorily redeemable
 convertible preferred securities...........   86,250    86,250       86,250
                                             --------  --------     --------
Common stockholders' equity:(2)
  Common stock, $.001 par value, 200,000,000
   shares authorized; 66,286,496 shares
   issued and outstanding, actual and as
   adjusted; 68,786,496 shares issued and
   outstanding, as further adjusted.........       66        66           69
  Additional paid-in capital................  481,465   481,465      574,038
  Notes receivable--employee stockholders...   (1,738)   (1,738)      (1,738)
  Accumulated other comprehensive income
   (loss)...................................     (465)     (465)        (465)
  Retained earnings.........................  139,544   139,544      139,544
  Treasury stock--29,227 common shares, at
   cost.....................................     (277)     (277)        (277)
                                             --------  --------     --------
Total common stockholders' equity...........  618,595   618,595      711,171
                                             --------  --------     --------
Total capitalization........................ $878,680  $883,680     $956,256
                                             ========  ========     ========

--------
(1) This table assumes no exercise of the underwriters' over-allotment option to purchase additional convertible notes.
(2) Does not include shares of common stock issuable upon exercise of employee stock options or exercise of warrants to purchase common stock.

    We have completed four sale and leaseback transactions of compression equipment through December 31, 2000, from which we received aggregate proceeds of approximately $772.6 million. The leaseback of the equipment is recorded as an operating lease. The transactions, completed in 1998, 1999 and 2000, have a five-year term and require quarterly rental payments based on the London Interbank Offered Rate. We continue to utilize the equipment and have the option to repurchase the equipment at any time at fair market value. We have guaranteed the residual value of the equipment, which is approximately $641 million.

    We have negotiated, and expect to enter into, an approximately $50 million supplemental credit facility.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    Management's discussion and analysis of the results of operations and financial condition of Hanover Compressor Company should be read in conjunction with consolidated financial statements and related notes thereto included in this prospectus.

General

    We are a leading provider of a broad array of natural gas compression, gas handling and related services in the United States and select international markets. Founded in 1990 and publicly held since 1997, we operate the largest compressor rental fleet, in terms of horsepower, in the gas compression industry and provide our services on a rental, contract compression, maintenance and acquisition leaseback basis. In conjunction with our maintenance business, we have developed our parts and service business to provide solutions to customers that own their compression equipment but want to outsource their operations. Our compression services are complemented by our compressor and oil and gas production equipment fabrication operations and gas processing and treating, gas measurement and power generation services, which broaden our customer relationships both domestically and internationally. Our products and services are essential to the production, gathering, processing, transportation and storage of natural gas and are provided primarily to independent and major producers and distributors of natural gas.

    As of September 2000, we acquired the compression services division of Dresser-Rand Company for $177 million in cash and common stock, subject to certain post-closing adjustments pursuant to the acquisition agreement which to date have resulted in an increase in the purchase price to approximately $194 million due to increases in net assets acquired. In July 2000, we acquired PAMCO Services International for approximately $58 million in cash and notes. In June 2000, we acquired Applied Process Solutions, Inc. for 2,303,294 newly issued shares of our common stock. These acquisitions were included in the results of operations from their respective acquisition dates. In addition, we completed a 2-for-1 stock split effected in the form of a 100% stock dividend in June 2000. Accordingly, common stock, additional paid-in capital and all earnings per share information have been restated for all periods presented.

    The following table summarizes revenues, expenses and gross profit percentages for each of our business segments (Dollars in millions):

                                          Nine Months
                                             Ended       Year Ended December
                                         September 30,           31,
                                         --------------  ----------------------
                                          2000    1999    1999    1998    1997
                                         ------  ------  ------  ------  ------
Revenues:
  Rentals--Domestic..................... $122.8  $ 98.5  $136.5  $107.4  $ 78.7
  Rentals--International................   57.4    39.2    56.2    40.2    22.0
  Compressor fabrication................   60.1    35.4    52.5    67.5    49.8
  Production equipment fabrication......   53.9    21.2    28.0    37.5    37.1
  Other.................................   76.0    33.5    43.8    29.4    11.2
                                         ------  ------  ------  ------  ------
    Total............................... $370.2  $227.8  $317.0  $282.0  $198.8
                                         ======  ======  ======  ======  ======
Expenses:
  Rentals--Domestic..................... $ 42.2  $ 32.4  $ 46.2  $ 36.6  $ 27.5
  Rentals--International................   19.9    13.1    18.8    12.8     7.6
  Compressor fabrication................   50.1    29.1    43.7    58.1    41.6
  Production equipment fabrication......   41.9    15.7    20.8    25.8    26.4
  Other.................................   42.2    18.6    21.7    17.4     6.3
                                         ------  ------  ------  ------  ------
    Total............................... $196.3  $108.9  $151.2  $150.7  $109.4
                                         ======  ======  ======  ======  ======
Gross profit percentage:
  Rentals--Domestic.....................   65.7%   67.1%   66.1%   65.9%   65.1%
  Rentals--International................   65.3%   66.7%   66.6%   68.2%   65.5%
  Compressor fabrication................   16.7%   17.9%   16.8%   13.8%   16.5%
  Production equipment fabrication......   22.2%   26.0%   25.7%   31.2%   28.8%

Nine Months Ended September 30, 2000 Compared to Nine Months Ended September 30, 1999.

    Revenues

    Our total revenues increased by $142.4 million, or 62%, to $370.2 million during the nine months ended September 30, 2000 from $227.8 million during the nine months ended September 30, 1999. The increase resulted primarily from growth of our natural gas compressor rental fleet as well as due to recent acquisitions.

    Revenues from rentals increased by $42.5 million, or 31%, to $180.2 million during the nine months ended September 30, 2000 from $137.7 million during the nine months ended September 30, 1999.

    Domestic revenues from rentals increased by $24.3 million, or 25%, to $122.8 million during the nine months ended September 30, 2000 from $98.5 million during the nine months ended September 30, 1999. International rental revenues increased by $18.2 million, or 46%, to $57.4 million during the nine months ended September 30, 2000 from $39.2 million during the nine months ended September 30, 1999. The increase in both domestic and international rental revenue resulted from expansion of our rental fleet.

    Revenue from parts, service and used equipment increased by $36.9 million, or 135%, to $64.3 million during the nine months ended September 30, 2000 from $27.4 million during the nine months ended September 30, 1999. The increase is due in part to increased marketing focus and expansion of business through recent acquisitions. Revenues from compressor fabrication increased by $24.6 million, or 70%, to $60.1 million during the nine months ended September 30, 2000 from $35.5 million during the nine months ended September 30, 1999. During the nine months ended September 30, 2000, an aggregate of approximately 205,000 horsepower of compression equipment was fabricated compared to approximately 194,000 horsepower fabricated during the nine months ended September 30, 1999. The increase in horsepower produced during the nine months ended September 30, 2000 resulted from an increased demand for compression equipment due to higher natural gas prices. In addition, during the nine months ended September 30, 1999, a customer supplied its own engines for a project where the engines would typically be provided by us, which lowered revenues from third party sales without reducing the amount of horsepower fabricated during that quarter.

    Revenues from production and processing equipment fabrication increased by $32.7 million, or 154%, to $53.9 million during the nine months ended September 30, 2000 from $21.2 million during the nine months ended September 30, 1999. The increase is due primarily to the acquisition of Applied Process Solutions, Inc. in June 2000.

    We recognized gains on sales of other assets of $4.2 million during the nine months ended September 30, 2000, compared to $3.9 million during the nine months ended September 30, 1999. During the third quarter of 2000, we obtained certain oil and gas interests and related assets from a customer as payment for trade receivables. We exchanged those oil and gas interests with another third party for ownership of certain compression equipment. This exchange resulted in the recognition of a $1.9 million gain.

    Other revenues during the nine months ended September 30, 2000 amounted to $7.5 million compared to $2.1 million during the nine months ended September 30, 1999, an increase of $5.4 million. The increase is due primarily to the sale of 50% of our ownership interest in a consolidated subsidiary for cash and notes receivable resulting in a gain on disposition of approximately $2.1 million.

    Expenses

    Operating expenses of the rental segments increased by $16.6 million, or 37%, to $62.1 million during the nine months ended September 30, 2000 from $45.5 million during the nine months ended September 30, 1999. The increase resulted primarily from the corresponding 31% increase in revenues from rentals over the corresponding period in 1999. The gross profit percentage from rentals was 66% during the nine months ended September 30, 2000 and 67% during the nine months ended September 30, 1999. Operating expenses of parts, service and used equipment increased by $23.6 million, or 127%, to $42.2 million from $18.6 million during the nine months ended September 30, 1999. The increase resulted from the corresponding 135% increase in parts, service and used equipment revenue. The gross profit margin from parts, service and used equipment was 34% during the nine months ended September 30, 2000 and 32% during the nine months ended September 30, 1999. Operating expenses of compressor fabrication increased by $21.0 million, or 72%, to $50.1 million during the nine months ended September 30, 2000 from $29.1 million during the nine months ended September 30, 1999 commensurate with the corresponding increase in compressor fabrication revenue. The gross profit margin on compression fabrication was 17% during the nine months ended September 30, 2000 and 18% during the nine months ended September 30, 1999. The operating expenses attributable to production equipment fabrication increased by $26.2 million, or 168%, to $41.9 million during the nine months ended September 30, 2000 from $15.7 million during the nine months ended September 30, 1999. The gross profit margin attributable to production and processing equipment fabrication was 22% during the nine months ended September 30, 2000 and 26% during the nine months ended September 30, 1999. The decrease in gross profit margin for production and processing equipment fabrication was attributable to the acquisition of Applied Process Solutions, Inc. in June 2000, which has lower gross margins than we have historically experienced.

    Selling, general and administrative expenses increased $10.3 million, or 42%, to $34.5 million during the nine months ended September 30, 2000 from $24.2 million during the nine months ended September 30, 1999. The increase is attributable to increased personnel and other administrative and selling expenses associated with increased activity in our rentals, parts, service and used equipment and compressor equipment fabrication business segments as described above as well as recent acquisitions.

    We believe that earnings before interest, leasing expense, distributions on mandatorily redeemable convertible preferred securities, income taxes depreciation and amortization ("EBITDA") is a standard measure of financial performance used for valuing companies in the compression industry. EBITDA is a useful common yardstick as it measures the capacity of companies to generate cash without reference to how they are capitalized, how they account for significant non-cash charges for depreciation and amortization associated with assets used in the business (the bulk of which are long-lived assets in the compression industry) or what their tax attributes may be. Additionally, since EBITDA is a basic source of funds not only for growth but also to service indebtedness, lenders in both the private and public debt markets use EBITDA as a primary determinant of borrowing capacity. EBITDA for the nine months ended September 30, 2000 increased 47% to $139.4 million from $94.8 million for the nine months ended September 30, 1999 primarily due to the increase in our rental revenue for reasons previously discussed. EBITDA should not be considered in isolation from, or as a substitute for, net income, cash flows from operating activities or other consolidated income or cash flow data prepared in accordance with generally accepted accounting principles.

    Depreciation and amortization increased by $8.3 million to $36.8 million during the nine months ended September 30, 2000, compared to $28.5 million during the nine months ended September 30, 1999. The increase in depreciation was due to the additions to the rental fleet which were partially offset by the sale of compressor equipment in the equipment leases. The increase in amortization was due to the goodwill recorded from business acquisitions completed during 2000.

    We incurred leasing expense of $29.6 million during the nine months ended September 30, 2000 compared to $14.7 million during the nine months ended September 30, 1999 resulting from the equipment leases entered into in July 1998, June 1999 and March 2000.

    Interest expense decreased by $2.2 million to $5.6 million during the nine months ended September 30, 2000 from $7.8 million for the nine months ended September 30, 1999. The decrease in interest expense was due in part to utilization of proceeds from the equipment lease and from the private stock offering to reduce indebtedness under our bank credit agreement.

    Income Taxes

    The provision for income taxes increased by $7.1 million, or 44%, to $23.3 million during the nine months ended September 30, 2000 from $16.2 million during the nine months ended September 30, 1999. The increase resulted primarily from the corresponding increase in income before income taxes. The average effective income tax rates during the nine months ended September 30, 2000 and 1999 were 37.2% and 37.0%, respectively.

    Net Income

    Net income increased $11.8 million, or 43%, to $39.3 million during the nine months ended September 30, 2000 from $27.5 million during the nine months ended September 30, 1999 for the reasons discussed above.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998.

    Revenues

    Our total revenues increased by $35.0 million, or 12%, to $317.0 million during 1999 from $282.0 million during 1998. The increase resulted from growth of our natural gas compressor rental fleet but was partially offset by decreases in compressor fabrication and production equipment fabrication revenues.

    Revenues from rentals increased by $45.1 million, or 31%, to $192.7 million during 1999 from $147.6 million during 1998. Domestic revenues from rentals increased by $29.1 million, or 27%, to $136.5 million during 1999 from $107.4 million during 1998. International revenues from rentals increased by $16.0 million, or 40%, to $56.2 million during 1999 from $40.2 million during 1998. At December 31, 1999, the compressor rental fleet consisted of approximately 1,458,000 horsepower, a 37% increase over the 1,067,000 horsepower in the rental fleet at December 31, 1998. Domestically, the rental fleet increased by 289,000 horsepower, or 32%, during 1999 and internationally by 103,000 horsepower, or 59%. The increase in both domestic and international rental revenues resulted primarily from expansion of our rental fleet.

    Revenue from parts and service increased by $10.6 million, or 44%, to $34.5 million during 1999 from $23.9 million during 1998. Revenues from the fabrication and sale of compressor equipment to third parties decreased by $15.0 million, or 22%, to $52.5 million during 1999 from $67.5 million during 1998. An aggregate of 147,000 horsepower was sold during 1999. In addition, 130,000 horsepower was fabricated and placed in the rental fleet during 1999. We believe the revenue decrease during 1999 was due in part to a project where a customer supplied its own engines, where the engines would typically be provided by us, and in part to lower energy prices earlier in 1999, which reduced the demand for compressors, thereby adversely impacting sales prices.

    Revenues from the fabrication and sale of production equipment decreased by $9.5 million, or 25%, to $28.0 million during 1999 from $37.5 million during 1998 primarily due to the decline in well completions resulting from lower energy prices during the first half of 1999.

    We recognized gains on sales of assets of $5.9 million during 1999 compared to $2.6 million during 1998. The increase was primarily due to the increase in horsepower sold from the rental fleet to customers exercising options to purchase equipment they previously had rented. During 1999 we sold approximately 20,000 horsepower compared to 14,000 horsepower during 1998.

    Expenses

    Operating expenses of the rental segments increased by $15.6 million, or 32%, to $65.0 million during 1999 from $49.4 million during 1998. The increase resulted primarily from the corresponding 31% increase in revenues from rentals over the corresponding period in 1998. The gross profit percentage from rentals was 66% during 1999 and 67% during 1998. Operating expenses of parts and service increased $4.4 million, or 25%, to $21.7 million during 1999 from $17.3 million during 1998, which relates to the 44% increase in parts and service revenue. The gross profit percentage from parts and service increased to 37% during 1999 from 27% in 1998. Operating expenses of compressor fabrication decreased by $14.4 million, or 25%, to $43.7 million from $58.1 million during 1998. The gross profit margin on compression fabrication increased to 17% during 1999 from 14% during 1998. Production equipment fabrication operating expenses decreased by $5.0 million, or 19%, during 1999 to $20.8 million from $25.8 million during 1998. The decrease in operating expenses is reflective of the corresponding change in production equipment fabrication revenues during 1999. The gross profit margin attributable to production equipment fabrication decreased to 26% during 1999 from 31% during 1998.

    Selling, general and administrative expenses increased by $7.2 million, or 27%, to $33.8 million during 1999. The increase is attributable to increased personnel and other administrative and selling expenses associated with the increase in operating activity in our rentals business segments, as described above.

    Depreciation and amortization expense increased by $.2 million during 1999 to $37.3 million. The increase in depreciation on the additions to the rental fleet was offset by the decrease in depreciation as a result of the equipment leases entered into in July 1998 and June 1999.

    Interest expense decreased by $2.9 million, or 25%, during 1999 to $8.8 million. The decrease in interest expense was due in part to utilization of proceeds from the equipment lease to reduce indebtedness under our credit agreement and the capitalization of interest expense on assets that are under construction.

    We incurred compression equipment lease expense of $22.1 million during 1999 and $6.2 million during 1998.

    Income Taxes

    The provision for income taxes increased by $3.8 million, or 20%, to $23.1 million during 1999 from $19.3 million during 1998. The increase resulted primarily from the corresponding increase in income before taxes. Our effective income tax rate was approximately 36.4% during 1999 and 38.8% during 1998. The decrease in average effective income rates is due to expected benefits from a foreign sales corporation established in 1998.

    Net Income and Earnings Per Share

    Net income increased $10.1 million, or 33%, to $40.4 million in 1999 from $30.4 million in 1998 for the reasons discussed above.

Year Ended December 31, 1998 Compared to Year Ended December 31, 1997.

    Revenues

    Revenues from rentals increased by $46.9 million, or 47%, to $147.6 million due to growth in the rental fleet. At December 31, 1998, the compressor rental fleet consisted of approximately 1,067,000 horsepower, a 37% increase over the 781,000 horsepower in the rental fleet at December 31, 1997. Domestically, the rental fleet increased by 224,000 horsepower, or 34%, during 1998 and internationally by 61,000 horsepower, or 54%. Revenue from parts and service increased by $13.6 million, or 133%, to $23.9 million as a result of increased marketing focus on parts and services and the increase in growth in the rental fleet. Revenues from compressor fabrication amounted to $67.5 million, increasing by 36% over 1997. An aggregate of 113,000 horsepower was sold during 1998. In addition, 88,000 horsepower was fabricated and placed in the rental fleet during 1998. Revenues from the fabrication of production equipment remained relatively unchanged with an increase of $.4 million from 1997, or 1%, to $37.5 million during 1998. The change in 1998 production equipment revenue was negligible as a result of declining well completions.

    Expenses

    Operating expenses of the rental segments increased by $14.3 million, or 41%, to $49.4 million during 1998. The gross profit percentage from rentals increased to 67% during 1998 from 65% in 1997. Operating expenses of parts and service increased $11.0 million, or 173%, to $17.3 million during 1998, which relates to the 133% increase in parts and service revenue. The gross profit percentage from parts and service decreased to 27% during 1998 from 38% in 1997. Operating expenses of compressor fabrication increased by $16.5 million, or 40%, to $58.1 million, which relates to the 36% increase in compression fabrication revenue achieved during 1998. In addition, the gross profit margin on compression fabrication decreased to 14% during 1998 from 16% during 1997. Production equipment fabrication operating expenses decreased by $.6 million, or 2%, during 1998 to $25.8 million. The decrease in operating expenses is reflective of the corresponding change in production equipment fabrication revenues during 1998. The gross profit margin attributable to production equipment fabrication increased to 31% during 1998, up from 29% during 1997.

    Selling, general and administrative expenses increased by $5.1 million, or 24%, to $26.6 million during 1998. The increase is attributable to increased personnel and other administrative and selling expenses associated with the increase in operating activity in our rentals and compression fabrication operating segments as well as increased administrative costs related to being a public reporting entity. Depreciation and amortization expense increased by $8.7 million, or 31%, during 1998 to $37.1 million as we continued to expand our rental fleet with capital expenditures and net business acquisitions that amounted to approximately $212.0 million. In addition, we sold certain compression equipment with a book value of approximately $158.0 million in July 1998 under a sale and leaseback arrangement. Consequently, we incurred compression equipment lease expense of $6.2 million during 1998. As a result of the equipment lease, we expect to incur annual operating lease expense of approximately $14 million. Interest expense increased by $1.0 million, or 9%, during 1998 to $11.7 million.

    Income Taxes

    Our effective income tax rate was approximately 39% during 1998 and during 1997. Accordingly, the provision for income taxes increased by $8.2 million, or 74%, during 1998 to $19.3 million as a result of income before income taxes increasing by 73% during 1998 over 1997.

    Net Income and Earnings Per Share

    Net income increased $12.8 million, or 72%, to $30.4 million for 1998 from $17.6 million in 1997 for the reasons discussed above. Weighted average shares outstanding was affected by the additional shares issued in conjunction with our initial public offering which were outstanding for all of 1998.

Liquidity and Capital Resources

    Our cash balance amounted to $13.0 million at September 30, 2000 compared to $5.8 million at December 31, 1999. Primary sources of cash during the nine months ended September 30, 2000 were proceeds of $200.0 million from the equipment leases, approximately $102.9 million of borrowings under our credit agreement and proceeds of $59.4 million from a private placement of 2,000,000 newly-issued shares of restricted common stock to an institutional investor. Principal uses of cash during the nine months ended September 30, 2000 were capital expenditures and business acquisitions of $374.5 million.

    Working capital increased to $224.7 million at September 30, 2000 from $108.0 million at December 31, 1999, primarily as a result of increases in accounts receivable, inventories and costs in excess of billings. The increase in the balances is due to an increased level of activity in our lines of business over 2000 as well as from recent acquisitions. These increases were partially offset by an increase in current liabilities.

    The amount invested in property, plant and equipment during the nine months ended September 30, 2000 was approximately $199.7 million which resulted in the addition of approximately 753,000 horsepower to the rental fleet. At December 31, 2000, the rental fleet consisted of 1,741,000 horsepower domestically and 410,000 horsepower in the international rental fleet. Current plans are to spend approximately $318.3 million for capital expenditures during 2001, exclusive of any major acquisitions. In addition, we have entered into a definitive agreement to acquire OEC Compression Corporation in an all stock transaction. We expect to close this transaction in March 2001. In anticipation of our acquisition of OEC Compression Corporation, we have agreed to purchase from the Prudential Insurance Company of America for $22.7 million, two senior subordinated notes of OEC Compression Corporation and a warrant to purchase up to 1,000,000 shares of OEC Compression Corporation common stock.

    Historically, we have funded capital expenditures with a combination of internally generated cash flow, borrowings under the revolving credit agreement, lease transactions and debt and/or equity financing. As of December 31, 2000, we had approximately $78 million of credit capacity remaining on our $200 million bank credit agreement (7.5% rate at December 31, 2000).

    In addition, we have negotiated, and expect to enter into, an approximately $50 million supplemental credit facility.

New Accounting Pronouncements

    In June 1998, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"). SFAS 133 requires that, upon adoption, all derivative instruments (including certain derivative instruments embedded in other contracts) be recognized in the balance sheet at fair value and that changes in such fair values be recognized in earnings unless specific hedging criteria are met. Changes in the values of derivatives that meet these hedging criteria will ultimately offset related earnings effects of the hedged item pending recognition in earnings. We adopted SFAS 133 beginning January 1, 2001, and the adoption of SFAS 133 did not have a material effect on our results of operations, cash flows or financial position.

                                    BUSINESS

General

    We are a leading provider of a broad array of contract natural gas compression, gas handling and related services in the United States and select international markets. As of December 31, 2000, we operated a fleet of 4,840 compression rental units with an aggregate capacity of approximately 2,151,000 horsepower. Our compression services are complemented by our compressor and oil and gas production equipment fabrication operations and gas processing, gas treatment, gas measurement and power generation services.

    We believe that we are currently the largest natural gas compression company in the United States on the basis of aggregate rental horsepower with 4,410 rental units having an aggregate capacity of approximately 1,741,000 horsepower at December 31, 2000. Internationally, we estimate we are one of the largest providers of compression services in the rapidly growing Latin American and Canadian markets, operating 430 units with approximately 410,000 horsepower at December 31, 2000.

    Our products and services are essential to the production, processing, transportation and storage of natural gas and are provided primarily to energy producers and distributors of natural gas. Our decentralized operating structure, technically experienced personnel and high quality compressor fleet allow us to successfully provide reliable and timely customer service. As a result, we have experienced substantial growth over the past five years and have developed and maintained a number of long-term customer relationships. This has enabled us to maintain an average horsepower utilization rate of approximately 93% from 1994 to 2000, compared to industry rates, which we believe to have been 80% to 85% for this period.

    We currently compete primarily in the market for transportable natural gas compression units of up to 4,450 horsepower. This market, which includes rental and owner operated units, accounted for approximately 14.9 million horsepower in the United States in 1999 and is believed to have grown at a compound annual rate of 8% since 1992. We believe that the growth in the domestic gas compression market will continue due to the increased consumption of natural gas, the continued aging of the natural gas reserve base and the attendant decline of wellhead pressures, and the discovery of new reserves.

    The rental portion of the domestic gas compression market at December 31, 1999 was estimated to comprise approximately 4.8 million horsepower amounting to 31% of aggregate U.S. horsepower. Growth of rental compression capacity in the U.S. market is primarily driven by the increasing trend toward outsourcing by energy producers and processors. We believe that outsourcing provides the customer greater financial and operating flexibility by minimizing the customer's investment in equipment and enabling the customer to more efficiently resize compression units to meet changing reservoir conditions. In addition, we also believe that outsourcing typically provides the customer with more timely and technically proficient service and necessary maintenance which often reduces operating costs. Internationally, we believe similar growth opportunities for compressor rental and sales exist due to (1) increased worldwide energy consumption, (2) implementation of international environmental and conservation laws preventing the flaring of natural gas, and (3) increased outsourcing by energy producers and processors.

Compressor Rental Fleet

    The size and horsepower of our compressor rental fleet owned or operated under lease on December 31, 2000 is summarized in the following table.

                                                Number   Aggregate
                                                  of     Horsepower   % of Total
Range of Horsepower per Unit                    Units  (in thousands) Horsepower
----------------------------                    ------ -------------- ----------
0-99........................................... 1,531        124          5.75
100-199........................................ 1,110        156          7.27
200-499........................................   869        300         13.96
500-799........................................   395        280         13.00
800-1199.......................................   410        424         19.72
1200-2699......................................   496        757         35.21
2700-UP........................................    29        110          5.09
                                                -----      -----        ------
Total.......................................... 4,840      2,151        100.00
                                                =====      =====        ======

                               Industry Overview

Gas Compression

    Typically, compression is required several times during the natural gas production cycle: at the wellhead, at the gathering lines, into and out of gas processing facilities, into and out of storage and throughout the intrastate and interstate pipelines.

    Over the life of an oil or gas well, natural reservoir pressure and deliverability typically decline as reserves are produced. As the natural reservoir pressure of the well declines below the line pressure of the gas gathering or pipeline system used to transport the gas to market, gas no longer naturally flows into the pipeline. It is at this time that compression equipment is applied to economically boost the well's production levels and allow gas to be brought to market.

    In addition to such gas field gathering activities, natural gas compressors are utilized in a number of other applications, all of which are intended to enhance the productivity of oil and gas wells, gas transportation lines and processing plants. Compressors are used to increase the efficiency of a low capacity gas field by providing a central compression point from which the gas can be removed and injected into a pipeline for transmission to facilities for further processing. As gas is transported through a pipeline, compression equipment is applied to allow the gas to continue to flow in the pipeline to its destination. Additionally, compressors are utilized to re-inject associated gas to lift liquid hydrocarbons artificially which increases the rate of crude oil production from oil and gas wells. Furthermore, compression enables gas to be stored in underground storage reservoirs for subsequent extraction during periods of peak demand. Finally, compressors are often utilized in combination with oil and gas production equipment to process and refine oil and gas into higher value added and more marketable energy sources.

    Changing well and pipeline pressures and conditions over the life of a well often require producers to reconfigure their compressor units to optimize the well production or pipeline efficiency. Due to the technical nature of the equipment, a dedicated local parts inventory, a diversified fleet of natural gas compressors and a highly trained staff of field service personnel are often necessary to perform such functions in the most economic manner. These requirements, however, have typically proven to be an extremely inefficient use of capital and manpower for independent natural gas producers and have caused such firms, as well as natural gas processors and transporters, to increasingly outsource their non-core compression activities to specialists such as Hanover.

    The advent of rental and contract compression roughly 40 years ago made it possible for natural gas producers, transporters and processors to improve the efficiency and financial performance of their operations. Compressors leased from specialists generally have a higher rate of mechanical reliability and typically generate greater productivity than those owned by oil and gas operators. Furthermore, because compression needs of a well change over time, outsourcing of compression equipment enables an oil and gas operator to better match variable compression requirements to the production needs throughout the life of the well. Also, certain major domestic oil companies are seeking to streamline their operations and reduce their capital expenditures and other costs. To this end, they have sold certain domestic energy reserves to independent energy producers and are outsourcing facets of their operations. Such initiatives, in our opinion, are likely to contribute to increased rental of compressor equipment.

    Natural gas compressor fabrication involves the design, fabrication and sale of compressors to meet the unique specifications dictated by the well pressure, production characteristics and the particular applications for which compression is sought. Compressor fabrication is essentially an assembly operation in which an engine, compressor, control panel, cooler and necessary piping are attached to a frame called a "skid." A fabricator typically purchases the various compressor components from third party manufacturers but employs its own engineers and design and labor force.

    In order to meet customers' needs, gas compressor fabricators typically offer a variety of services to their customers including: (1) engineering, fabrication and assembly of the compressor unit; (2) installation and testing of the unit; (3) ongoing performance review to assess the need for a change in compression; and (4) periodic maintenance and replacement parts supply.

Production Equipment

    Oil and gas reserves are generally not commercially marketable as produced at the wellhead. Typically, such reserves must be refined before they can be transported to market. Oil and gas production equipment is utilized to separate and treat such oil and gas immediately after it is produced in order to facilitate further processing, transportation and sale of such fuels and derivative energy sources. Oil and gas production equipment is typically installed at the wellhead immediately prior to commencing the large scale production phase of a well and remains at the site throughout the life of the well.

                               Market Conditions

    We believe that the most fundamental force driving the demand for gas compression and production equipment is the growing consumption of natural gas. As more gas is consumed, the demand for compression and production equipment increases.

    Additionally, although natural gas has historically been a more significant source of energy in the United States than in the rest of the world, we believe that aggregate foreign natural gas consumption (excluding the former Soviet Union) has recently grown. Despite significant growth in energy demand, most non-U.S. energy markets, until recently, have typically lacked the infrastructure necessary to transport natural gas to local markets, and natural gas historically has been flared at the wellhead. Given recent environmental legislation and the construction of numerous natural gas-fueled power plants built to meet international energy demand, we believe that international compression markets are experiencing growth.

    Natural gas is considered to be the "fuel of the future" because it provides the best mix of environmental soundness, economy and availability of any energy source. Rising worldwide energy demand, environmental considerations, the further development of the natural gas pipeline infrastructure and the increasing use of natural gas as a fuel source in power generation are the principal reasons for this steady growth.

    While gas compression and production equipment typically must be highly engineered to meet demanding and unique customer specifications, the fundamental technology of such equipment has been stable and has not been subject to significant technological change.

                               Business Segments

    Our revenues and income are derived from four business segments (comprising three operating divisions)--domestic compression rentals, international compression rentals, compressor fabrication and production equipment fabrication. The domestic and international compression rentals segments have operations primarily in the United States, Canada and South America. For financial data relating to our divisions, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the notes to our consolidated financial statements included in this prospectus.

                      Compression Services and Fabrication

    We provide our customers with a full range of compressor rental, maintenance and contract compression services. As of December 31, 2000, our compressor fleet consisted of 4,840 units, ranging from 24 to 5,000 horsepower per unit. The size, type and geographic diversity of this rental fleet enable us to provide our customers with a range of compression units that can serve a wide variety of applications and to select the correct equipment for the job, rather than trying to "fit" the job to its fleet of equipment.

    We base our gas compressor rental rates on several factors, including the cost and size of the equipment, the type and complexity of service desired by the customer, the length of the contract, and the inclusion of any other services desired, such as installation, transportation and the degree of daily operation. Substantially all of our units are operated pursuant to "contract compression" or "rental with full maintenance" contracts under which we perform all maintenance and repairs on such units while under contract. In the U.S. onshore market, compression rental fleet units are generally leased under contract with minimum terms of six months to two years, which convert to month-to-month at the end of the stipulated minimum period. Historically, the majority of our customers have extended the length of their contracts, on a month-to-month basis, well beyond the initial term. Typically, our compression rental units utilized in offshore and international applications carry substantially longer lease terms than those for onshore domestic applications.

    An essential element to our success is our ability to provide compression services to customers with contractually committed compressor run-times of between 95% and 98%. Historically, run-time credits have been insignificant, due largely to our rigorous preventive maintenance program and extensive field service network which permits us to promptly address maintenance requirements. Our rental compressor maintenance activities are conducted at 13 facilities and staffed by over 700 experienced and factory-trained maintenance personnel both at these facilities and in the field. Such maintenance facilities are situated in close proximity to actual rental fleet deployment to permit superior service response times.

    All rental fleet units are serviced at manufacturers' recommended maintenance intervals, modified as required by the peculiar characteristics of each individual job and the actual operating experience of each compressor unit. Prior to the conclusion of any rental job, our field management evaluates the condition of the equipment and, where practical, corrects any problems before the equipment is shipped out from the job site. Although natural gas compressors generally do not suffer significant technological obsolescence, they do require routine maintenance and periodic refurbishing to prolong their useful life. Routine maintenance includes alignment, compression checks and other parametric checks which indicate a change in the condition of the equipment. In addition, oil and wear-particle analysis is performed on all units prior to their redeployment at specific compression rental jobs. Overhauls are done on a condition-based interval instead of a time-based schedule. In our experience, these rigorous procedures maximize component life and unit availability and minimize avoidable downtime. Typically, we overhaul each rental compressor unit for general refurbishment every 36 to 48 months and anticipate performing a comprehensive overhaul of each rental compressor unit every 60 to 72 months. This maintenance program has provided us with a highly reliable fleet of compressors in excellent condition.

    Our field service mechanics provide all operating and maintenance services for each of our compression units leased on a contract compression or full maintenance basis and are on-call 24 hours a day. Such field personnel receive regular mechanical and safety training both from us and our vendors. Each of our field mechanics is responsible for specific compressor unit installations and has at his disposal a dedicated local parts inventory. Additionally, each field mechanic operates from a fully-equipped service vehicle. Each mechanic's field service vehicle is radio or cellular telephone equipped which allows that individual to be our primary contact with the customer's field operations staff and to be contacted at either his residence or mobile phone 24 hours a day. Accordingly, our field service mechanics are given the responsibility to promptly respond to customer service needs as they arise based on the mechanic's trained judgment and field expertise.

    We consider ourselves to be unique in our industry in that our sales and field service organizations enjoy managerial parity within the company, enabling these two vital organizations to work together in a highly coordinated fashion in order to deliver maximum customer service, responsiveness and reliability. The foundation for our successful field operations effort is the experience and responsiveness of our over 700 member compressor rental field service and shop staff of factory-trained and field-tested compressor mechanics. Our field service mechanics are coordinated and supported by regional operations managers who have supervisory responsibility for specific geographic areas.

    Our compressor fabrication subsidiary, doing business as Hanover Maintech, designs, engineers and assembles compression units for sale to third parties as well as for placement in our compressor rental fleet. As of September 30, 2000, we had a compressor unit fabrication backlog for sale to third parties of $23.8 million compared to $10.1 million as of September 30, 1999. Substantially all backlog is expected to be produced within 90 to 120 days. In general, units to be sold to third parties are assembled according to each customer's specifications and sold on a turnkey basis. Components for such compressor units are acquired from third party suppliers.

                        Oil and Gas Production Equipment

    We, through our wholly-owned subsidiary doing business as Hanover Smith, design, engineer, fabricate and either sell or rent a broad range of oil and gas production equipment designed to heat, separate, dehydrate and measure crude oil and natural gas. The product line includes line heaters, oil and gas separators, glycol dehydration units and skid-mounted production packages designed for both onshore and offshore production facilities. We generally maintain standard product inventories in excess of $5 million and are therefore able to meet most customers' rapid response requirements and minimize customer downtime. As of September 30, 2000, we had a production equipment fabrication backlog of $37.6 million compared to $4.3 million as of September 30, 1999. Substantially all backlog is expected to be produced within 90 to 120 days. We also purchase and recondition used production equipment which is then sold or rented. As our customers look to us to provide an ever-widening array of outsourced services from wellhead to end-user, we continue to build on our core business with emerging business opportunities such as turnkey gas treating, gas measurement and power generation sales and services.

                              Market and Customers

    Our customer base consists of approximately 1,200 U.S. and international companies engaged in all aspects of the oil and gas industry, including major integrated oil and gas companies, large and small independent producers and natural gas processors, gatherers and pipelines. Additionally, we have negotiated more than 15 strategic alliances or preferred vendor relationships with key customers pursuant to which we receive preferential consideration in customer compressor and oil and gas production equipment procurement decisions in exchange for enhanced product availability, product support, automated procurement practices and limited pricing concessions. No individual customer accounted for more than 10% of our consolidated revenues during 1999 or 2000.

    Our domestic compressor leasing activities are currently located in Texas, Oklahoma, Arkansas, Louisiana, New Mexico, Mississippi, Alabama, Kansas, Colorado, California, Utah, Wyoming, Illinois, Kentucky, Missouri, Montana, Nebraska, Nevada, New York, Pennsylvania, Tennessee, Virginia, West Virginia and offshore Gulf of Mexico. International locations include Argentina, Venezuela, Colombia, Trinidad, Bolivia, Mexico, Indonesia and Canada. As of December 31, 2000, approximately 14% and 17% of our compressor horsepower was being used in offshore and international applications, respectively.

                              Sales and Marketing

    Our more than 70 salespeople report to three sales vice presidents. The sales vice presidents report to the Senior Vice President of Sales. Our salespeople aggressively pursue the rental and sale market in their respective territories for compressors and production equipment. Each salesperson is assigned a customer list on the basis of the experience and personal relationships of the salesperson and the individual service requirements of the customer. This customer and relationship-focused strategy is communicated through frequent direct contact, technical presentations, print literature, print advertising and direct mail. Our advertising and promotion strategy is a "concentrated" approach, tailoring specific messages into a very focused presentation methodology.

    Additionally, our salespeople coordinate with each other to effectively pursue customers who operate in multiple regions. The salespeople maintain intensive contact with our operations personnel in order to promptly respond to and satisfy customer needs. Our sales efforts concentrate on demonstrating our commitment to enhancing the customer's cash flow through superior product design, fabrication, installation, customer service and after-market support.

    Upon receipt of a request for proposal or bid by a customer, we assign a team of sales, operations and engineering personnel to analyze the application and prepare a quotation, including selection of the equipment, pricing and delivery date. The quotation is then delivered to the customer, and, if we are selected as the vendor, final terms are agreed upon and a contract or purchase order is executed. Our engineering and operations personnel also often provide assistance on complex compressor applications, field operations issues or equipment modifications.

                                  Competition

    The natural gas compression services and fabrication business is highly competitive. Overall, we experience considerable competition from companies with significantly greater financial resources and, on a regional basis, from several smaller companies which compete directly with us. We believe that we are currently the largest natural gas compression company in the United States on the basis of aggregate rental horsepower.

    Compressor industry participants can achieve significant advantages through increased size and geographic breadth. As the number of rental units increases in a rental fleet, the number of sales, engineering, administrative and maintenance personnel required does not increase proportionately. As a result, companies such as Hanover with larger rental fleets have relatively lower operating costs and higher margins than smaller companies due to economies of scale.

    One of the significant cost items in the compressor rental business is the amount of inventory required to service rental units. Each rental company must maintain a minimum amount of inventory to stay competitive. As the size of the rental fleet increases, the required amount of inventory does not increase in the same proportion. The larger rental fleet companies can generate cost of capital savings through improved purchasing power and vendor support.

    We believe that we compete effectively on the basis of price, customer service, including the availability of personnel in remote locations, flexibility in meeting customer needs and quality and reliability of our compressors and related services.

    Our compressor fabrication business competes with other fabricators of compressor units. The compressor fabrication business is dominated by a few major competitors, several of which also compete with us in the compressor rental business. We believe that we are the largest compressor fabrication company in the United States.

    The production equipment business is a highly fragmented business with approximately eight substantial U.S. competitors. Although sufficient information is not available to definitively estimate our relative position in this market, we believe that we are among the top three oil and gas production equipment fabricators in the United States.

                             Government Regulation

    We are subject to various federal, state, local and foreign laws and regulations relating to the environment, health and safety, including regulations regarding air emissions, wastewater and stormwater discharges, as well as waste handling and disposal. In addition, certain of our customer service arrangements may require us to operate, on behalf of a specific customer, petroleum storage units such as underground tanks, or pipelines and other regulated units, all of which may impose additional compliance obligations. Certain states have or are considering, and the federal government has recently passed, more stringent air emission controls on off-road engines. These laws and regulations may affect the costs of our operations. As with any owner of property, we are also subject to clean-up costs and liability for hazardous materials, asbestos or any other toxic or hazardous substance that may exist on or under any of our properties.

    We believe that we are in substantial compliance with environmental laws and regulations and that the phasing in of recent non-road engine air emission controls and other known regulatory requirements at the rate currently contemplated by such laws and regulations will not have a material adverse effect on our financial condition, results of operations or cash flows.

    Notwithstanding, we may not be in compliance with certain environmental requirements for recently acquired facilities, in part because of our rapid growth through acquisitions. With respect to newly-acquired facilities, it is our practice to investigate environmental compliance issues and address any issues promptly. We cannot be certain, however, that all such issues are completely resolved in accordance with applicable environmental regulations prior to our taking over operations, although it is our goal to correct any deficiencies as quickly as possible.

    The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), also known as the "Superfund" law, imposes liability, without regard to fault or the legality of the original conduct, on persons who are considered to be responsible for the release of a "hazardous substance" into the environment. These persons include the owner or operator of the facility or disposal site or sites where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances. Under CERCLA, and similar state laws, such persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources, and for the costs of certain health studies. Furthermore, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances or other pollutants released into the environment. We are not currently under any order requiring that we undertake or pay for any cleanup activities, nor are we aware of any current environmental claims by the government or private parties against us demanding remedial costs or alleging that we are liable for such costs. However, we cannot be certain that we will not receive any such claims in the future.

    The Resource Conservation and Recovery Act ("RCRA"), and regulations promulgated thereunder, govern the generation, storage, transfer and disposal of hazardous wastes. We must comply with RCRA regulations for any of our operations that involve the generation, management or disposal of hazardous wastes (such as painting activities or the use of solvents). In addition, to the extent we operate underground tanks on behalf of specific customers, such operations may be regulated under RCRA. We believe we are in substantial compliance with RCRA and are not aware of any current claims against us alleging RCRA violations. We cannot be certain, however, that we will not receive such notices of potential liability in the future.

    Stricter standards in environmental legislation that may affect us may be imposed in the future, such as more stringent air emission requirements or proposals to make hazardous wastes subject to more stringent and costly handling, disposal and clean-up requirements. While we may be able to pass on the additional costs of complying with such laws to our customers, there can be no assurance that attempts to do so will be successful. Accordingly, new laws or regulations or amendments to existing laws or regulations might require us to undertake significant capital expenditures and otherwise have a material adverse effect on our business, results of operations, cash flows and financial condition.

                                   Employees

    As of December 31, 2000, we had approximately 2,700 employees, approximately 100 of whom are represented by a labor union. We believe that our relations with our employees are satisfactory.

                                   MANAGEMENT

    The following sets forth, as of February 1, 2001, the name, age and business experience for the last five years of each of our executive officers.

Name                        Age                     Position
----                        ---                     --------
Michael A. O'Connor........  65 Chairman of the Board; Director
Michael J. McGhan..........  46 President and Chief Executive Officer; Director
William S. Goldberg........  42 Chief Financial Officer, Treasurer and Executive
                                Vice President; Director
Charles D. Erwin...........  40 Senior Vice President--Sales and Marketing
Joseph C. Bradford.........  43 Senior Vice President--Worldwide Operations
                                Development
Robert O. Pierce...........  41 Senior Vice President--Operations--Fabrication

    MICHAEL A. O'CONNOR has served as Chairman of the Board and a director since January 1992. Mr. O'Connor also serves as an officer and a director of certain of our subsidiaries.

    MICHAEL J. MCGHAN has served as President and Chief Executive Officer since October 1991. Mr. McGhan has served as a director since March 1992. Mr. McGhan also serves as an officer and a director of certain of our subsidiaries.

    WILLIAM S. GOLDBERG has served as Chief Financial Officer since May 2000. Mr. Goldberg has served as Executive Vice President and director since May 1991. Mr. Goldberg has been employed by GKH Investments, L.P., a Delaware limited partnership, and GKH Private Limited since 1988 and has served as Managing Director of both entities since June 1990. GKH Investments, L.P. is our largest stockholder. Mr. Goldberg also serves as an officer and a director of certain of our affiliates. In addition, Mr. Goldberg is also a director of DVI, Inc.

    CHARLES D. ERWIN has served as Senior Vice President--Sales and Marketing since May 2000. Prior to being named Senior Vice President, Mr. Erwin had served as a Vice President since October 1990.

    JOSEPH C. BRADFORD has served as Senior Vice President--Worldwide Operations Development since May 2000. Prior to being named Senior Vice President, Mr. Bradford had served as a Vice President since March 1993.

    ROBERT O. PIERCE has served as Senior Vice President--Operations-- Fabrication since May 2000. Prior to being named Senior Vice President, Mr. Pierce had served as a Vice President since April 1995.

                        DESCRIPTION OF CONVERTIBLE NOTES

Description of Convertible Notes

    The convertible notes constitute a series of debt securities we will issue under an indenture between us and Wilmington Trust Company, as trustee. This section summarizes selected provisions of the indenture and the convertible notes. It does not, however, describe certain exceptions and qualifications contained in those documents. If you would like more detailed information on the provisions of the indenture, you should review the full text of the form of indenture, a copy of which we have filed as an exhibit to the registration statement of which this prospectus forms a part.

General

    The convertible notes will be our general unsecured obligations, will rank equally in right of payment with all of our other unsecured senior debt and will be limited to $150,000,000 aggregate principal amount (or $172,500,000 if the underwriters' over-allotment option is exercised in full). Payment in full of the principal amount of the convertible notes will be due at maturity on
        , 2008.

    The convertible notes will bear interest at the annual rate shown on the
front cover of this prospectus from         , 2001, or from the most recent
date to which interest has been paid or provided for, payable on           and
          of each year, commencing          , 2001 until the principal is paid
or made available for payment, to the person in whose name the convertible note
is registered at the close of business on the preceding           or
          , as the case may be.

    The convertible notes will be convertible into shares of our common stock initially at the conversion rate stated on the front cover of this prospectus at any time following the initial issue date of the convertible notes and
before the close of business on the business day immediately preceding        ,
2008, unless previously redeemed or repurchased by us. The conversion rate will be subject to adjustment upon the occurrence of certain events described below under "--Conversion Rights."

    The convertible notes are redeemable at our option at any time on or after
       , 2004, in whole or in part, at the redemption prices set forth below under "--Optional Redemption by the Company," plus accrued and unpaid interest to the date of redemption. The convertible notes are also subject to repurchase by us at the option of the holders upon a change of control of our company, as described below under "--Repurchase at Option of Holders Upon a Change in Control."

    The principal of, premium, if any, and interest on the convertible notes will be payable, and the convertible notes may be surrendered for registration of transfer, exchange and conversion, at the office or agency of the trustee in Manhattan, New York. See "--Payment and Conversion." Payments, transfers, exchanges and conversions relating to beneficial interests in convertible notes issued in book-entry form will be subject to the procedures applicable to global notes described below. We may not impose any service charge, other than payment of a sum sufficient to cover any applicable tax or other governmental charge, on the transfer or exchange of any convertible note.

    We will initially appoint the trustee as the paying agent, transfer agent, registrar and conversion agent for the convertible notes. In these capacities, the trustee will be responsible for:

  . maintaining a record of the aggregate holdings of convertible notes represented by the global note described below and accepting convertible notes for exchange and registration of transfer;

  . ensuring that payments of principal, premium, if any, and interest received by the trustee from us in respect of the convertible notes are duly paid to The Depository Trust Company, or DTC, or its nominees;

  . transmitting to us any notices from holders of the convertible notes;

  . accepting conversion notices and related documents and transmitting the relevant items to us; and

  . delivering certificates representing the common stock issued upon conversion of the convertible notes.

    We will cause each transfer agent to act as a registrar and will cause each transfer agent to keep a register at their office in which, subject to any reasonable regulations we may prescribe, we will provide for registration of transfers of convertible notes. We may vary or terminate the appointment of any paying agent, transfer agent or conversion agent, or appoint additional or other agents, or approve any change in the office through which any agent acts. However, we will at all times maintain a paying agent, transfer agent and a conversion agent in Manhattan, New York. We will cause notice of any resignation, termination or appointment of the trustee or any paying agent, transfer agent or conversion agent, and of any change in the office through which any agent acts, to be provided to holders of the convertible notes.

Form, Denomination, Transfer, Exchange and Book-Entry Procedures

    The convertible notes will be issued only in fully registered form, without interest coupons, in minimum denominations of $1,000 and integral multiples in excess of $1,000.

    The convertible notes initially will be represented by one or more notes in registered, global form, referred to as global notes. The global notes will be deposited upon issuance with the trustee as custodian for DTC, New York, New York, and registered in the name of DTC or its nominee, for credit to an account of a direct or indirect participant in DTC as described below.

    Transfers of beneficial interests in the global notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants, which may change from time to time.

    Except as set forth below, the global notes may be transferred, in whole and not in part, only to DTC, its nominees and their successors. Beneficial interests in the global notes may not be exchanged for notes in certificated form, except in the limited circumstances described below under "--Exchange of Book-Entry Notes for Certificated Notes."

Exchange of Book-Entry Notes for Certificated Notes

    We will issue a convertible note in certificated form in exchange for a beneficial interest in a global note only if:

  . DTC notifies us that it is unwilling or unable to continue as depositary for the global note or if DTC ceases to be a clearing agency registered under applicable law and, in either case, we fail to appoint a successor depositary within 90 days after we become aware of such event; or

  . at our option, we notify the trustee in writing that we elect to cause the issuance of all of the convertible notes in certificated form; or

  . an event of default under the indenture has occurred and is continuing and the registrar has received a request from DTC to issue securities in definitive form.

    In all cases, certificated notes delivered in exchange for a beneficial interest in a global note will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary, in accordance with its customary procedures.

Certain Book-Entry Procedures for Global Notes

    Beneficial interests in global notes will be shown on, and transfers of global notes will be made only through, records maintained by DTC and its participants. If you are not a participant in DTC, you may beneficially own convertible notes held by DTC only through a participant.

    The descriptions of the operations and procedures of DTC that follow are provided solely as a matter of convenience. These operations and procedures are solely within DTC's control and are subject to changes by DTC from time to time. We take no responsibility for these operations and procedures and urge you to contact DTC or its participants directly to discuss these matters.

    DTC has provided us the following information:

  . DTC is a limited-purpose trust company organized under the New York
    Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the provisions of Section 17A of the Securities Exchange Act of 1934.

  . DTC was created to hold securities for its participants and to facilitate the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates.

  . Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

  . DTC is owned by a number of its participants and by The New York Stock
    Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc.

  . Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

  . The rules applicable to DTC and its participants are on file with the SEC.

    As long as DTC, or its nominee, is the registered holder of a global note, we and the trustee will treat DTC or such nominee as the sole owner of the convertible notes represented by such global note for all purposes. Except in the limited circumstances described above under "--Exchanges of Book-Entry Notes for Certificated Notes," owners of beneficial interests in a global note:

  . will not be entitled to have any portion of the convertible notes represented by that global note registered in their names;

  . will not receive or be entitled to receive physical delivery of the convertible notes in certificated form; and

  . will not be considered the owners or holders of the global note, or the convertible notes represented by that global note, under the indenture or the convertible notes.

Accordingly, each person owning a beneficial interest in a global note must rely on the procedures of DTC and, if such person is not a participant, those of the participant through which that person owns its interest, in order to exercise any rights of a holder under the indenture or the convertible notes.

    The laws of some states require that certain persons take physical delivery of securities that they own in definitive form. The ability to transfer beneficial interests in a global note to those persons may be limited because global notes are not represented by physical certificates. Since DTC can act only on behalf of its participants, which in turn act on behalf of indirect participants and certain banks, the lack of a physical certificate may also adversely affect the ability of a person owning a beneficial interest in a global note to pledge their interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of those interests.

    On each relevant payment date, we will wire transfer the principal of, premium or interest on, or redemption or repurchase price to DTC or its nominee, as the case may be, as the registered owner of the global note. Accordingly, we, the trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global notes to owners of beneficial interests in the global notes.

    DTC has advised us that its current practice, upon receipt of any payment of principal, premium, interest or the redemption or repurchase price, is to credit participants' accounts on the payment date in amounts proportionate to their respective beneficial interests in the global note as shown on DTC's records. In addition, it is DTC's current practice to assign any consenting or voting rights to participants whose accounts are credited with convertible notes on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interests in the global notes and voting by participants will be governed by standing instructions and customary practices between the participants and owners of beneficial interests, as is the case with convertible notes held for the account of customers registered in "street name." But payments will be the responsibility of the participants and not of DTC, the trustee or us.

    Redemption notices will be sent to DTC or its nominee. If less than all of the convertible notes are being redeemed, DTC's practice is to determine by lot the amount of the holdings of each participant in the issue to be redeemed.

    DTC has advised us that it will take any action permitted to be taken by a holder of convertible notes, including the presentation of convertible notes for exchange as described below and the conversion of convertible notes:

  . only at the direction of one or more participants to whose account with DTC beneficial interests in the global notes are credited; and

  . only in respect of the portion of the aggregate principal amount of the convertible notes as to which the participant or participants has or have given that direction.

However, if there is an event of default under the convertible notes, DTC reserves the right to exchange the global notes for convertible notes in certificated form and to distribute the convertible notes to its participants.

    Although DTC has agreed to the foregoing procedures in order to facilitate transfers of beneficial ownership interests in the global notes among participants, it is under no obligation to perform or to continue to perform those procedures, and those procedures may be discontinued at any time.

    None of us, the trustee or any of our respective agents will have any responsibility for the performance by DTC or its participants of their respective obligations under the rules and procedures governing its operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in global notes.

Payment and Conversion

    The principal of the convertible notes will be paid in U.S. dollars, against surrender of the convertible notes at the office or agency of the trustee in Manhattan, New York, by dollar check or by transfer to a dollar account maintained by the holder with a bank in New York City. Payment of interest on a convertible note may be made by dollar check mailed to the person entitled to the interest at that person's address as it appears in our security register, or, upon written application by the holder to the security registrar not later than the relevant record date, by transfer to a dollar account maintained by the holder with a bank in the United States. Transfers to dollar accounts will be made only to holders of an aggregate principal amount of convertible notes in excess of $2,000,000.

    As previously stated, payments in respect of the principal of, and premium, if any, and interest on, any global note registered in the name of DTC or its nominee will be payable by the trustee to DTC or its nominee, as the case may be, in its capacity as the registered holder under the indenture. Under the terms of the indenture, we and the trustee will treat the persons in whose names the convertible notes, including the global notes, are registered as the owners of those notes for the purpose of receiving payments and for any and all other purposes. Consequently, we, the trustee and any paying agent will have no responsibility or liability for:

  . any aspect of DTC's records or any participant's records relating to, or payments made on account of, beneficial ownership interests in the global notes;

  . maintaining, supervising or reviewing any of DTC's records or any participant's records relating to the beneficial ownership interests in the global notes; or

  . any other matter relating to the actions and practices of DTC or any of its participants.

    Any payment on a convertible note due on any day that is not a business day may be made the next succeeding business day with the same force and effect as if made on the due date, and no interest will accrue on the payment for the period from and after that date.

    Convertible notes may be surrendered for conversion at the office or agency of the trustee in Manhattan, New York. In the case of global notes, conversion will be effected by DTC upon notice from the holder of a beneficial interest in a global note in accordance with its rules and procedures. Convertible notes surrendered for conversion must be accompanied by a conversion notice and any payments in respect of interest, as applicable, as described below under "-- Conversion Rights."

    All money for the payment of principal of, and premium, if any, or interest on, any convertible note that is deposited with the trustee or any paying agent or then held by us in trust which remains unclaimed at the end of two years after the payment has become due and payable may be repaid to us. Thereafter, the holder of such convertible note will look only to us for payment and no interest will accrue on the amount that we hold.

Conversion Rights

    The holder of any outstanding convertible note will have the option to convert all or any portion of the principal amount of the convertible note that is an integral multiple of $1,000 into shares of our common stock at any time before the close of business on the business day immediately preceding the maturity date, unless the note has been previously redeemed or repurchased by us. The conversion rate will be equal to the number of shares per $1,000 principal amount of convertible notes shown on the front cover of this prospectus and is subject to adjustment in certain events as described below. The right to convert a convertible note called for redemption or delivered for repurchase will terminate at the close of business on the business day immediately preceding the redemption or repurchase date, as the case may be, for that note, unless we default in making the payment due upon redemption or repurchase.

    A holder may exercise the right of conversion by delivering the convertible note at the office or agency of the trustee in Manhattan, New York, accompanied by a properly signed and completed notice of conversion, a copy of which may be obtained from the trustee. A holder of a convertible note will cease to have any further rights as a holder of such note at the time of conversion. The conversion date will be the date on which the convertible note and the properly signed and completed notice of conversion are so delivered. As promptly as practicable after the conversion date, we will issue and deliver to the trustee a certificate or certificates for the number of full shares of our common stock issuable upon conversion, together with payment in lieu of any fraction of a share, which will then be sent by the trustee to the conversion agent for delivery to the holder. Shares of our common stock issuable upon conversion of the convertible notes, in accordance with the provisions of the indenture, will be fully paid and nonassessable and will rank equally with the other shares of our common stock outstanding from time to time. If a convertible note is surrendered for partial conversion, we will also issue to the holder of that note a new convertible note in a principal amount equal to the unconverted portion of the surrendered convertible note.

    Except as described below, holders that surrender convertible notes for conversion on a date that is not an interest payment date under the indenture are not entitled to receive any interest for the period from the next preceding interest payment date to the date of conversion. However, holders of convertible notes on a regular record date, including convertible notes surrendered for conversion after such date, will receive the interest payable on the convertible notes on the next succeeding interest payment date. Accordingly, any convertible note surrendered for conversion during the period from the close of business on a regular record date to the opening of business on the next succeeding interest payment date must be accompanied by payment of an amount equal to the interest payable on that interest payment date on the principal amount of the convertible notes being surrendered for conversion. However, no payment will be required upon the conversion of any convertible note, or portion thereof, that has been called for redemption or that is eligible for repurchase if, as a result, the right to convert such convertible note would terminate during the period between the regular record date and the close of business on the next succeeding interest payment date.

    No other payment or adjustment for interest will be made upon conversion. Holders of our common stock issued upon conversion will not be entitled to receive any dividends payable to holders of our common stock as of any record date before the close of business on the conversion date. We will not issue any fractional shares upon conversion but, instead, will pay an appropriate amount in cash based on the market price of our common stock at the close of business on the trading day immediately preceding the conversion date.

    A holder surrendering a convertible note for conversion will not be required to pay any taxes or duties in respect of the issue or delivery of our common stock upon conversion. However, we will not be required to pay any tax or duty that may be payable in respect of any transfer involved in the issue or delivery of our common stock in a name other than that of the holder of the convertible note so surrendered, and we will not issue or deliver certificates representing shares of our common stock unless the person requesting such issue has paid to us the amount of any such tax or duty or has established to our satisfaction that any such tax or duty has been paid.

    The conversion rate may be adjusted in certain events, including:

  . the payment of a dividend or other distribution in shares of our common stock to holders of our common stock;

  . the issuance to all holders of our common stock of rights, options or warrants entitling them to subscribe for or purchase shares of our common stock, or securities convertible into shares of our common stock, at a price per share less than the then current market price of our common stock;

  . the subdivision, combination or reclassification of our common stock;

  . the distribution to all holders of our common stock of cash, evidences of our indebtedness, shares of our capital stock or other property, including securities, but excluding those dividends, distributions, rights, options and warrants referred to in the first two bullet points above, dividends and distributions paid exclusively in cash and distributions upon mergers or consolidations to which the next bullet point applies;

  . the distribution to all holders of our common stock consisting exclusively of cash, excluding any cash portion of distributions referred to in the immediately preceding bullet point, or cash distributed upon a merger or consolidation to which the next bullet point applies, in an aggregate amount that, combined together with:

     -- other all cash distributions made within the 12 months preceding the date of payment in respect of which no adjustment has been made; and

     -- any cash and the fair market value of other consideration payable in respect of any tender offer by us or any of our subsidiaries for our common stock concluded within the 12 months preceding the date of payment in respect of which no adjustment has been made;

exceeds 10% of our market capitalization, being the product of the current market price per share of our common stock on the record date for that distribution and the number of shares of our common stock then outstanding; and

  . the successful completion of a tender offer made by us or any of our subsidiaries for our common stock which involves an aggregate consideration that, combined together with:

     -- any cash and the fair market value of other consideration payable in respect of any other tender offer by us or any of our subsidiaries for our common stock expiring within the 12 months preceding the expiration of the tender offer in respect of which no adjustment has been made; and

     -- the aggregate amount of any all cash distributions referred to in the immediately preceding bullet point to all holders of our common stock within the 12 months preceding the expiration of the tender offer in respect of which no adjustment has been made;

exceeds 10% of our market capitalization on the expiration of such tender offer.

    We reserve the right to make any additional adjustments in the conversion rate as we consider necessary in order that any event treated for U.S. federal income tax purposes as a dividend of stock or stock rights will not be taxable to the recipients. No adjustment of the conversion rate will be required until the cumulative adjustments amount to 1.0% or more of the conversion rate. We will compute any adjustments to the conversion rate as provided in the indenture and will give notice of such adjustments to the holders of convertible notes then outstanding.

    In the case of any consolidation or merger of our company with or into another person or upon the sale or conveyance of all or substantially all of our property and assets to another person, each convertible note then outstanding will become convertible only into the kind and amount of securities, cash and other property receivable upon such consolidation, merger, sale or conveyance by a holder of the number of shares of common stock into which the convertible note was convertible immediately prior to such event, assuming such holder failed to exercise any rights of election and that such convertible note was then convertible. The provision described in the preceding sentence will not apply, however, to a consolidation or merger in which we are the surviving corporation and which does not result in any reclassification, conversion, exchange or cancellation of our common stock.

    We may from time to time increase the conversion rate for any period of at least 20 days if our board of directors determines that an increase would be in our best interests, which determination will be conclusive. We will give at least 15 days' prior notice of the increase to the holders of the convertible notes then outstanding. No increase shall be taken into account for purposes of determining whether the closing price of our common stock exceeds the conversion price by 105% in connection with an event which would otherwise be a change in control.

    If we make a distribution of property to our stockholders that would be taxable to them as a dividend for U.S. federal income tax purposes, and, under the anti-dilution provisions of the indenture, the number of shares of common stock into which convertible notes are convertible is increased, that increase will be deemed for U.S. federal income tax purposes to be the payment of a taxable dividend to holders of convertible notes. This might occur with distributions of our evidences of indebtedness or assets, but generally would not occur with stock dividends on common stock or rights to subscribe for common stock. See "Certain U.S. Federal Income Tax Consequences--U.S. Holders."

Optional Redemption by the Company

    On or after        , 2004, we may redeem the convertible notes, in whole or
in part, at the prices set forth below. If we elect to redeem all or any part of the convertible notes, we will give at least 30, but no more than 60, days prior notice to each holder of the convertible notes to be redeemed.

    The redemption price, expressed as a percentage of principal amount, is as follows for the 12-month periods beginning on:

Date                                                            Redemption Price
----                                                            ----------------
    , 2004.....................................................           %
    , 2005.....................................................           %
    , 2006.....................................................           %
    , 2007.....................................................           %

and thereafter is equal to 100% of the principal amount, in each case together with accrued interest to the date of redemption.

    No sinking fund is provided for the convertible notes, which means that the indenture does not require us to redeem or retire the convertible notes periodically.

    We may, to the extent permitted by applicable law, purchase convertible notes at any time in the open market, by tender at any price or by private agreement. Any convertible note that we purchase may, to the extent permitted by applicable law and subject to the restrictions contained in the underwriting agreement with the underwriters, be re-issued or resold or may, at our option, be surrendered to the trustee for cancellation. Any convertible notes surrendered for cancellation may not be re-issued or resold and will be canceled promptly.

Repurchase at Option of Holders Upon a Change in Control

    Within 30 days after the occurrence of a change in control, we must deliver to all holders of convertible notes then outstanding, with a copy to the trustee, written notice of the change in control and of the resulting repurchase right described below. The holder of any outstanding convertible note will then have the right to require us to repurchase all or any portion of the convertible note that is an integral multiple of $1,000 not previously called for redemption. To exercise this right, the holder must deliver to the trustee irrevocable written notice of such exercise, together with the convertible note, on or before the 30th day after the date on which we notified the holders of such change in control. The repurchase price will be equal to 100% of the principal amount of the convertible note to be repurchased, together with interest accrued to the repurchase date.

    A change in control will be deemed to have occurred if at any time after the original issue date of the convertible notes any of the following occurs:

  . the acquisition, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, by any person, other than us, any of our subsidiaries or any of our employee benefit plans, of beneficial ownership of shares of our capital stock entitling that person to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors; or

  . the consolidation or merger of our company with or into any other entity, any merger of another entity into us, or any conveyance, transfer, sale, lease or other disposition of all or substantially all of our properties and assets to another person or entity, other than:

     -- any transaction (x) that does not result in any reclassification, conversion, exchange or cancellation of our outstanding shares of capital stock and (y) pursuant to which holders of our common stock immediately prior to such transaction are entitled to exercise, directly or indirectly, 50% or more of the total voting power of all shares of the capital stock entitled to vote generally in the election of directors of the continuing or surviving entity immediately after such transaction, and

     -- any merger which is effected solely to change our jurisdiction of incorporation and results in a reclassification, conversion or exchange of outstanding shares of common stock solely into shares of common stock of the surviving entity.

"Beneficial owner" will be determined in accordance with Rule 13d-3 promulgated by the SEC under the Securities Exchange Act. "Person" includes any syndicate or group which would be deemed to be a "person" under Section 13(d)(3) of the Securities Exchange Act.

    However, a change in control will not be deemed to have occurred if either:

  . the closing sales price per share of our common stock for any five trading days within the period of 10 consecutive trading days ending immediately after the later of the change in control or the public announcement of the change in control, in the case of a change in control under the first bullet point above, or the period of 10 consecutive trading days ending immediately before the change in control, in the case of a change in control under the second bullet point above, equals or exceeds 105% of the conversion price in effect on each such trading day; or

  . all of the consideration, excluding cash payments for fractional shares and cash payments made pursuant to dissenters' appraisal rights, in a merger or consolidation otherwise constituting a change in control under the first or second bullet point in the preceding paragraph above consists of shares of common stock traded on a national securities exchange or quoted on the Nasdaq National Market, or will be so traded or quoted immediately following such merger or consolidation, and as a result of such merger or consolidation the convertible notes become convertible solely into such common stock.

For purposes of these provisions, the conversion price is equal to $1,000 divided by the conversion rate.

    We may, at our option, in lieu of paying the repurchase price in cash, pay it in shares of our common stock valued at 95% of the average of the closing sales prices of our common stock for the five trading days immediately preceding and including the third trading day prior to the date of repurchase. However, payment may not be made in common stock unless we satisfy certain conditions prior to the repurchase date as provided in the indenture.

    Rule 13e-4 under the Securities Exchange Act requires that we disseminate certain information to security holders in the event of an issuer tender offer and this requirement may apply in the event that the repurchase option becomes available to holders of the convertible notes. We will comply with this rule to the extent applicable at that time.

Ranking

    The convertible notes will be our general unsecured obligations, ranking equally with all of our other unsecured senior debt. However, because we are a holding company and conduct substantially all of our operations through our subsidiaries, the convertible notes will be structurally subordinated to all of our subsidiaries' indebtedness and other liabilities, including trade payables and lease obligations. Our rights to receive any assets of any of our subsidiaries upon its liquidation or reorganization, and the resulting right of the holders of convertible notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors, except to the extent that we are recognized as a creditor of that subsidiary. If we are recognized as a creditor of that subsidiary, our claims would still be subordinate to any security interest in the assets of that subsidiary and any indebtedness of that subsidiary senior to us. As of September 30, 2000, the indebtedness of our subsidiaries totaled approximately $201.6 million.

    The indenture does not limit our ability or the ability of any of our subsidiaries to incur indebtedness, including senior debt.

Consolidation, Merger or Sale of Assets

    We may not consolidate or merge with or into any other person or entity or sell or transfer all or substantially all of our property and assets to any other person or entity, unless:

  . the entity formed by such consolidation or merger, or the person or entity to which our property and assets are sold or transferred, is a corporation, limited liability company, partnership or trust organized and existing under the laws of the United States, any state thereof or the District of Columbia and expressly assumes our obligations under the indenture; and

  . immediately after such transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, shall have occurred and be continuing.

    Upon any permitted consolidation, merger or sale, we will be discharged from, and the surviving or successor corporation will succeed to, all of our obligations under the indenture and the convertible notes.

Events of Default

    Each of the following will be an "event of default" under the indenture with respect to the convertible notes:

  . failure to pay principal of or premium, if any, on any convertible note when due;

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

  . failure to pay interest on any convertible note when due, continuing for a period of 30 days;

  . failure to comply with any of our other agreements contained in the indenture or in the convertible notes, continuing for a period of 60 days after written notice to us by the trustee or the holders of at least 25% in aggregate principal amount of the outstanding convertible notes;

  . failure to pay when due the principal of, or acceleration of, any debt for money borrowed by us or any subsidiary in excess of $10 million if such debt is not discharged, or such acceleration is not remedied, cured or waived, within 30 days after written notice to us by the trustee or the holders of at least 25% in aggregate principal amount of the outstanding convertible notes;

  . certain events of bankruptcy, insolvency or reorganization of our company or certain of our subsidiaries; and

  . failure to provide a notice to holders of outstanding convertible notes in the event of a change in control or failure to pay the repurchase price in connection with a change of control.

    In general, the trustee is required to give notice of a default with respect to the convertible notes to the holders of those notes. However, the trustee may withhold notice of any such default (except a default in payment of principal of or interest on any convertible note) if the trustee determines it is in the best interest of the holders of the convertible notes to do so.

    If there is a continuing event of default with respect to the convertible notes, then the trustee or the holders of at least 25% in principal amount of the outstanding convertible notes may accelerate the maturity of all convertible notes. However, the holders of a majority in principal amount of the outstanding convertible notes may, under certain circumstances provided in the indenture, rescind and annul the acceleration and waive any past defaults. A continuing default in payment of principal of, or premium, if any, or interest on the convertible notes may be waived only by all holders of outstanding convertible notes. For more information on waivers of defaults, see "--Modification and Waiver" below.

    Prior to an event of default, the trustee is required to perform only the specific duties stated in the indenture, and after an event of default, the trustee must exercise the same degree of care as a prudent individual would exercise or use under the circumstances in the conduct of his or her own affairs.

    Except during the continuance of an event of default, the trustee may refuse to exercise any of its rights or powers at the request or direction of any of the holders of convertible notes, unless those holders have offered to the trustee satisfactory security or indemnity. Subject to certain limitations specified in the indenture, the holders of a majority in principal amount of the convertible notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee with respect to the convertible notes.

    No holder of any convertible note may institute any proceeding with respect to the indenture or any remedy thereunder, unless:

  . that holder has previously given to the trustee written notice of a continuing event of default with respect to the convertible notes;

  . the holders of at least 25% in aggregate principal amount of the outstanding convertible notes have made written request, and offered satisfactory indemnity, to the trustee to institute that proceeding as trustee;

  . the trustee shall not have received from the holders of a majority in aggregate principal amount of the outstanding convertible notes a direction inconsistent with such request; and

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

  . the trustee shall have failed to institute such proceeding within 60 days after receipt of the written request and offer of indemnity.

However, these limitations do not apply to a suit for the enforcement of payment of the principal of, or premium, if any, or interest on, a convertible note on or after the respective due dates or of the right to convert a convertible note.

    We must furnish annually to the trustee an officers' certificate stating whether or not, to the knowledge of the certifying officers in the course of performance of their duties as officers, we are in compliance with the requirements of the indenture and no default exists and, if a default has occurred, identifying the nature of the default of which the officers are aware.

Modification and Waiver

    We may modify or amend certain of our rights and obligations and the rights of the holders of convertible notes under the indenture, and certain past defaults by us may be waived, with the consent of the holders of a majority in aggregate principal amount of the outstanding convertible notes. But, we may not make any modification or amendment without the consent of every holder of outstanding convertible notes affected that would:

  . change the stated maturity of the principal of, or premium, if any, or any installment of interest on, any convertible note;

  . reduce the amount of any principal of, or premium, if any, or interest on, any convertible note payable upon redemption, repurchase or repayment;

  . change the city of any place of payment or the currency of payment of principal of, or premium, if any, or interest on, any convertible note, including any payment of the redemption or repurchase price in respect of that convertible note;

  . impair the right to institute suit for the enforcement of any payment on or with respect to any convertible note;

  . reduce the percentage in aggregate principal amount of outstanding convertible notes required for modifications or amendments to the indenture or required for a waiver of defaults; or

  . adversely affect the right of holders to convert or to require us to repurchase any convertible note other than as provided in the indenture, except as otherwise allowed or contemplated by provisions concerning consolidation, merger, sale or transfer of all or substantially all of our property and assets.

    In certain circumstances, we may modify or amend the indenture without the consent of the holders of outstanding convertible notes to effect the assumption of our obligations under the indenture by a successor corporation, to impose additional restrictions and events of default with respect to the convertible notes, to correct any mistakes or defects in the indenture, to add a guarantor or for other specified purposes.

    The indenture contains provisions for convening meetings of the holders of the convertible notes to consider matters affecting their interests.

Notices

    Notice to holders of the convertible notes will be given by mail to their addresses as they appear in the security register. These notices will be deemed to have been given on the date they are mailed.

    Notice of a redemption of convertible notes will be given at least once not less than 30 nor more than 60 days prior to the redemption date. A redemption notice will be irrevocable and will specify the redemption date.

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

Replacement of Convertible Notes

    We will replace convertible notes that become mutilated, destroyed, stolen or lost at the expense of the holder upon delivery to the trustee of the mutilated convertible notes or evidence of the loss, theft or destruction of the convertible notes satisfactory to us and the trustee. In the case of a lost, stolen or destroyed convertible note, indemnity satisfactory to the trustee and us may be required at the expense of the holder of such convertible note before a replacement convertible note will be issued.

Payment of Stamp and Other Taxes

    We will pay all stamp and similar duties, if any, imposed by the United States or any of its political subdivisions or taxing authorities with respect to the issuance of the convertible notes. We will not be required to pay any other tax, assessment or governmental charge imposed by any government or any political subdivision or taxing authority.

Governing Law

    The indenture and the convertible notes will be governed by and construed in accordance with the laws of the State of New York.

The Trustee

    The trustee for the holders of the convertible notes issued under the indenture will be Wilmington Trust Company. Wilmington Trust Company also serves as trustee under the indenture governing our 7 1/4% Convertible Junior Subordinated Debentures due 2029. Subject to the Trust Indenture Act, the trustee may engage in other transactions with us or any of our affiliates. However, if the trustee becomes our creditor, the indenture and the Trust Indenture Act limit the rights of the trustee to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise, and if the trustee acquires any conflicting interest as described in the Trust Indenture Act, it must eliminate that conflict or resign.

    If the trustee resigns or is removed as permitted under the indenture and a successor trustee does not take office within 60 days thereafter, we, the retiring trustee or the holders of at least 10% in aggregate principal amount of the outstanding debt securities issued under the indenture may petition a court for the appointment of a successor trustee. The resignation or removal of the retiring trustee will become effective when:

  . the successor trustee delivers to us and the retiring trustee written acceptance of its appointment; and

  . the retiring trustee, after payment of all sums then owing to it, transfers to the successor trustee all property held by it in its capacity as trustee with respect to the outstanding debt securities.

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

                  CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

    This section summarizes certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of the convertible notes and the common stock into which the convertible notes may be converted. This summary is based on existing legal authorities, including the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury Regulations and judicial decisions and administrative interpretations, as of the date hereof, all of which are subject to change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service (the "IRS") will not challenge one or more of the tax results described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the United States federal tax consequences described below. This summary generally applies only to "U.S. Holders" that purchase convertible notes in the initial offering at their issue price and hold the convertible notes or common stock as "capital assets" (generally, property held for investment). For this purpose, U.S. Holders include citizens or residents of the United States, corporations organized under the laws of the United States or any state and estates, the income of which is subject to United States federal income taxation regardless of its source. A trust is generally a U.S. Holder if its administration is subject to the primary supervision of a U.S. court and one or more U.S. persons have the authority to control all substantial decisions of the trust. Special rules apply to "Non-U.S. Holders", including nonresident alien individuals and foreign corporations, estates or trusts. This summary describes some, but not all, of these special rules. Income earned through a foreign or domestic partnership is subject to special rules that are generally not discussed here. This discussion does not purport to address all tax considerations that may be important to a particular holder in light of the holder's circumstances, such as the alternative minimum tax provisions of the Code, or to certain categories of investors that may be subject to special rules, such as certain financial institutions, tax-exempt organizations, dealers in securities, persons who hold convertible notes or common stock as part of a hedge, conversion or constructive sale transaction, straddle or other risk reduction transaction or persons who have ceased to be U.S. citizens or taxed as resident aliens. Finally, this summary does not describe any tax considerations arising under the laws of any applicable foreign, state or local jurisdiction.

    Investors considering the purchase of convertible notes should consult their own tax advisors regarding the application of the U.S. federal income tax laws to their particular situations and the consequences of federal estate or gift tax laws, foreign, state or local laws and tax treaties.

U.S. Holders

    Interest on Convertible Notes

    U.S. Holders will be required to recognize as ordinary income any interest paid or accrued on the convertible notes, in accordance with their regular method of accounting for federal income tax purposes.

    Sale, Exchange or Redemption of Convertible Notes

    A U.S. Holder will generally recognize capital gain or loss if the holder disposes of a convertible note in a sale, redemption or exchange other than a conversion of the convertible note into common stock. The holder's gain or loss will equal the difference between the proceeds received by the holder, excluding any proceeds that are attributable to accrued interest which will be recognized as ordinary interest income to the extent that the holder has not previously included the accrued interest in income, and the holder's adjusted tax basis in the convertible note. The proceeds received by the holder will include the amount of any cash and the fair market value of any other property received for the convertible note. The holder's tax basis in the convertible note will generally equal the amount

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

the holder paid for the convertible note. The gain or loss will be long-term capital gain or loss if the holder held the convertible note for more than one year. Long-term capital gains of individuals, estates and trusts are generally taxed at a maximum rate of 20%. The deductibility of capital losses may be subject to limitation.

    Adjustment of Conversion Rate

    The terms of the convertible notes allow for changes in the conversion rate of the convertible notes in certain circumstances. A change in conversion rate that allows holders to receive more shares of common stock on conversion may result in a taxable dividend to holders, although they would not actually receive any cash or other property. A taxable dividend would result, for example, if the conversion rate is adjusted to compensate holders for distributions of cash or other property to our stockholders. However, not all changes in the conversion rate that allow holders to receive more stock on conversion will result in a taxable dividend to holders. For instance, a change in the conversion rate may occur in order to prevent the dilution of the holders' interests upon a stock split or other change in capital structure. Changes of this type, if made by a bona fide, reasonable adjustment formula, are not treated as taxable dividends.

    Conversion of Convertible Notes

    A U.S. Holder generally will not recognize any income, gain or loss on converting a convertible note into common stock. If a holder receives cash in lieu of a fractional share of stock, however, the holder will be treated as if the holder received the fractional share and then had the fractional share redeemed for the cash. The holder would recognize gain or loss equal to the difference between the cash received and that portion of the holder's basis in the stock attributable to the fractional share. The holder's aggregate basis in the common stock will equal the holder's adjusted basis in the corresponding convertible note, less any portion allocable to any fractional share. The holder's holding period for the stock will include the holding period for the corresponding convertible note.

    Repurchase of Convertible Notes Upon a Change of Control Using Common Stock

    If a holder exercises its right to require us to repurchase a convertible note upon a change of control, we may, in lieu of paying the repurchase price in cash, use our common stock to repurchase the convertible note if certain conditions are met. In this event, the exchange of a convertible note for common stock should constitute a tax-free recapitalization to holders because the convertible notes should constitute "securities" within the meaning of the Code provisions regarding tax-free reorganizations. However, no assurances can be provided in this regard because the test as to whether a debt instrument is a "security" is based on a number of facts and circumstances that involves an overall evaluation of the nature of the debt instrument, with the term of the debt instrument usually regarded as one of the most significant factors. Debt instruments with a term of five years or less generally have not qualified as "securities," whereas debt instruments with a term of ten years or more generally have qualified as "securities."

    If the exchange of convertible notes for common stock constitutes a tax-free recapitalization, exchanging holders will not recognize any gain or loss, except to the extent the common stock is attributable to accrued interest on the convertible notes which will be recognized as ordinary interest income to the extent the holder has not previously included the accrued interest in income. A holder's tax basis in shares of common stock attributable to accrued interest generally will equal the amount of such accrued interest included in income and the holding period of such common stock will begin on the day following the exchange date. For a discussion of the rules relating to the tax treatment of fractional common shares, and the determination of the basis and the holding period of the common stock received in exchange for the convertible notes, see "--Conversion of Convertible Notes" above.

    If the convertible notes were determined not to constitute "securities" for federal income tax purposes, then an exchanging holder would recognize gain or loss in accordance with the rules described above under "--Sale, Exchange or Redemption of Convertible Notes." In this event, a holder's initial tax basis in the common stock received would be equal to its fair market value on the exchange date, and the holding period for the common stock would begin on the day immediately after the exchange date.

    Dividends on Common Stock

    If, after a U.S. Holder converts a convertible note into common stock, we make a distribution of cash or other property in respect of that stock, the distribution will be treated as a dividend, taxable to the U.S. Holder as ordinary income, to the extent it is paid from our current or accumulated earnings and profits. If the distribution exceeds our current and accumulated profits, the excess will be treated first as a tax-free return of the holder's investment, up to the holder's basis in its common stock. Any remaining excess will be treated as capital gain. If the U.S. Holder is a corporation, it may be able to claim a deduction for a portion of any distribution received that is considered a dividend.

    Sale or Exchange of Common Stock

    A U.S. Holder will generally recognize capital gain or loss on a sale or exchange of common stock. The holder's gain or loss will equal the difference between the proceeds received by the holder and the holder's adjusted tax basis in the stock. The proceeds received by the holder will include the amount of any cash and the fair market value of any other property received for the stock. The gain or loss will be long-term capital gain or loss if the holder's holding period for the stock is more than one year. Long-term capital gains of individuals, estates and trusts are generally taxed at a maximum rate of 20%. The deductibility of capital losses may be subject to limitation.

    Information Reporting and Backup Withholding

    Information reporting and backup withholding at a rate of 31% may apply to payments of principal and interest on a convertible note, dividends on common stock or the proceeds from the sale or other disposition of a convertible note or common stock with respect to certain noncorporate
U.S. Holders. Such U.S. Holders generally will be subject to backup withholding unless the U.S. Holder provides to the payor a correct taxpayer identification number and certain other information, certified under penalties of perjury, or otherwise establishes an exemption. Any amount withheld under the backup withholding rules may be credited against the U.S. Holder's federal income tax liability and any excess may be refundable provided the proper information is provided to the IRS.

Non-U.S. Holders

    Interest on Convertible Notes

    Payments of interest on the convertible notes to Non-U.S. Holders will generally qualify as "portfolio interest" and thus will be exempt from the withholding of U.S. federal tax if the Non-U.S. Holder properly certifies as to its foreign status as described below. The portfolio interest exception will not apply to payments of interest to a Non-U.S. Holder that

  . owns, directly or indirectly, at least 10% of our voting stock; or

  . is a "controlled foreign corporation" that is related to us.

If the portfolio interest exception does not apply, then payments of interest to a Non-U.S. Holder will generally be subject to U.S. federal income tax withholding at a rate of 30%, unless reduced by an applicable tax treaty.

    The portfolio interest exception and several of the special rules for Non-U.S. Holders described below generally apply only if the Non-U.S. Holder appropriately certifies as to its foreign status. A Non-U.S. Holder can generally meet this certification requirement by providing a properly executed Form W-8BEN or appropriate substitute form to us, or our paying agent. If the holder holds the convertible note through a financial institution or other agent acting on the holder's behalf, the holder may be required to provide appropriate documentation to the agent. The holder's agent will then generally be required to provide appropriate certifications to us or our paying agent, either directly or through other intermediaries. Special rules apply to foreign partnerships, estates and trusts, and in certain circumstances certifications as to foreign status of partners, trust owners or beneficiaries may have to be provided to us or our paying agent.

    Sale, Exchange or Redemption of Convertible Notes

    Non-U.S. Holders generally will not be subject to U.S. federal income tax on any gain realized on the sale, exchange or redemption of the convertible notes. This general rule, however, is subject to several exceptions. For example, the gain will be subject to U.S. federal income tax if:

  . the gain is effectively connected with the conduct by the Non-U.S. Holder of a U.S. trade or business;

  . the Non-U.S. Holder is an individual that has been present in the United
    States for 183 days or more in the taxable year of disposition and certain other requirements are met;

  . the Non-U.S. Holder was a citizen or resident of the United States and is subject to special rules that apply to certain expatriates; or

  . we are, or have been, a "United States real property holding corporation" for federal income tax purposes at any time within the shorter of the five-year period before the sale, exchange or redemption of the convertible notes or such holder's holding period, and during such period the holder actually or constructively owned more than five percent of our common stock.

For these purposes, a Non-U.S. holder will be treated as owning the stock that the holder could acquire on conversion of its convertible notes. We do not believe that we currently are a "United States real property holding corporation," and we do not intend to become a "United States real property holding corporation."

    Conversion of Convertible Notes

    A Non-U.S. Holder generally will not recognize any income, gain or loss on converting a convertible note into common stock. Any gain recognized as a result of the holder's receipt of cash in lieu of a fractional share of stock will generally not be subject to U.S. federal income tax. See "--Sale or Exchange of Common Stock" below.

    Dividends on Common Stock

    Dividends paid to a Non-U.S. Holder will generally be subject to U.S. federal income tax withholding at a 30% rate. The withholding tax might not apply, however, or might apply at a reduced rate, under the terms of a tax treaty between the United States and the Non-U.S. Holder's country of residence. A Non-U.S. Holder must demonstrate its entitlement to treaty benefits by satisfying applicable certification and other requirements.

    Sale or Exchange of Common Stock

    Non-U.S. Holders will generally not be subject to U.S. federal income tax on any gain realized on the sale, exchange or other disposition of common stock. This general rule, however, is subject to exceptions, as described under "--Sale, Exchange or Redemption of Convertible Notes."

    Income or Gain Effectively Connected With a United States Trade or Business

    The preceding discussion of the tax consequences of the purchase, ownership and disposition of convertible notes or common stock by a Non-U.S. Holder assumes that the holder is not engaged in a United States trade or business. If any interest on the convertible notes, dividends on common stock or gain from the sale, exchange or other disposition of the convertible notes or common stock is effectively connected with a U.S. trade or business conducted by the Non-U.S. Holder, then the income or gain will be subject to U.S. federal income tax at regular graduated income tax rates, but will not be subject to withholding tax if certain certification requirements are satisfied. If the Non-U.S. Holder is eligible for the benefits of a tax treaty between the United States and the holder's country of residence, any "effectively connected" income or gain will generally be subject to U.S. federal income tax only if it is also attributable to a permanent establishment maintained by the holder in the United States. If the Non-U.S. Holder is a corporation, that portion of its earnings and profits that is effectively connected with its U.S. trade or business will generally be subject to a "branch profits tax" at a 30% rate, although an applicable tax treaty might provide for a lower rate.

    U.S. Federal Estate Tax

    The estates of nonresident alien individuals are subject to U.S. federal estate tax on property with a U.S. situs. The convertible notes will not be U.S. situs property as long as interest on the convertible notes paid immediately before the death of the Non-U.S. Holder will have qualified as portfolio interest under the rules described above. Because we are a U.S. corporation, our common stock will be U.S. situs property, and therefore will be included in the taxable estate of a nonresident alien individual, unless an applicable estate tax or other treaty provides otherwise.

    Information Reporting and Backup Withholding

    In general, information reporting will apply to payments of interest and principal on the convertible notes or dividends on the common stock, and backup withholding at a rate of 31% will apply with respect to such payments unless the Non-U.S. Holder appropriately certifies as to its foreign status or otherwise establishes an exemption.

    Information reporting requirements and backup withholding tax will not apply to any payment of the proceeds of the sale of a convertible note or common stock effected outside the United States by a foreign office of a foreign "broker" (as defined in applicable Treasury regulations), provided that such broker:

  . derives less than 50% of its gross income for certain periods from the conduct of a trade or business in the United States;

  . is not a controlled foreign corporation for U.S. federal income tax purposes; and

  . is not a foreign partnership that, at any time during its taxable year, has 50% or more of its income or capital interests owned by U.S. persons or is engaged in the conduct of a U.S. trade or business.

Payment of the proceeds of a sale of a convertible note or common stock effected outside the United States by a foreign office of any other broker will not be subject to backup withholding tax or information reporting if such broker has documentary evidence in its records that the beneficial owner is a Non-U.S. Holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption. Payment of the proceeds of a sale of a convertible note or common stock effected by the U.S. office of a broker will be subject to information reporting requirements and backup withholding tax unless the Non-U.S. Holder properly certifies under penalties of perjury as to its foreign status and certain other conditions are met or it otherwise establishes an exemption.

    Any amount withheld under the backup withholding rules may be credited against the Non-U.S. Holder's U.S. federal income tax liability and any excess may be refundable if the proper information is provided to the IRS.

    The preceding discussion of certain U.S. federal income tax considerations is for general information only and is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state, local and foreign tax consequences of purchasing, holding and disposing of our convertible notes or common stock, including the consequences of any proposed change in applicable laws.

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

                          DESCRIPTION OF CAPITAL STOCK

    Our authorized capital stock currently consists of 200,000,000 shares of common stock, $.001 par value per share, and 3,000,000 shares of preferred stock, $.01 par value per share. The following summary description relating to the capital stock does not purport to be complete. For a detailed description, reference is made to our certificate of incorporation.

Common Stock

    As of January 16, 2001, 66,387,496 shares of common stock were issued and held of record by approximately 350 stockholders. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferential rights with respect to our preferred stock, holders of common stock are entitled to receive ratably any dividends declared by our board of directors out of legally available funds. On liquidation, dissolution, sale or winding up of Hanover, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and satisfaction of preferential rights. Holders of common stock have no preemptive or subscription rights. The outstanding shares of common stock are, and the shares of common stock to be issued by us in this offering and upon conversion of the preferred securities will be, fully paid and nonassessable. We have never declared a dividend on our common stock, and our bank credit agreement limits the payment of dividends on common stock without the lenders' prior written consent. The payment of any such dividends also will be subject to and may be limited by the terms of any preferred stock we may issue in the future.

Transfer Agent And Registrar

    The transfer agent and registrar for the common stock is Mellon Investor Services.

Preferred Stock

    We are authorized to issue 3,000,000 shares of preferred stock. Our board of directors may establish, without stockholder approval, one or more classes or series of preferred stock having the number of shares, designations, relative voting rights, dividend rates, liquidation, and other rights, preferences and limitations that the board of directors may designate. We believe that this power to issue preferred stock provides flexibility in connection with possible corporate transactions. The issuance of preferred stock, however, could adversely affect the voting power of holders of common stock and restrict their rights to receive payments upon liquidation of Hanover. It could also have the effect of delaying, deferring or preventing a change in control of Hanover.

Mandatorily Redeemable Convertible Preferred Securities

    In December 1999, we issued $86,250,000 of unsecured 7 1/4% Mandatorily Redeemable Convertible Preferred Securities through Hanover Compressor Capital Trust, a Delaware business trust and subsidiary of Hanover. The Convertible Preferred Securities have a liquidation amount of $50 per unit and mature in 30 years, but we may redeem them, in whole or in part, any time on or after December 20, 2002. The Convertible Preferred Securities provide for annual cash distributions at the rate of 7 1/4%, payable quarterly in arrears; however, payments may be deferred for up to 20 consecutive quarters subject to certain restrictions. During any periods in which payments are deferred, in general, we cannot pay any dividend or distribution on our capital stock or redeem, purchase, acquire or make any liquidation on any of our capital stock. Each Convertible Preferred Security is convertible into 2.7972 shares of our common stock, subject to adjustment for certain events.

Special Provisions Of Our Certificate Of Incorporation And Delaware Law

    Section 102(b)(7) of the Delaware General Corporation Law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. Although Section 102(b) does not change directors' duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. Our certificate of incorporation limits the liability of directors (in their capacity as directors but not in their capacity as officers) to us or our stockholders to the fullest extent permitted by Section 102(b). Specifically, our directors will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability for (a) any breach of the director's duty of loyalty to Hanover or our stockholders, (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law or (d) any transaction from which the director derived an improper personal benefit.

    To the maximum extent permitted by law, our certificate of incorporation and bylaws provide for mandatory indemnification of directors and officers and permit indemnification of our officers, employees, and agents against all expense, liability and loss to which they may become subject or which they may incur as a result of being or having been a director, officer, employee or agent of Hanover or our subsidiaries. In addition, we must advance or reimburse directors and may advance or reimburse officers, employees and agents for expenses incurred by them in connection with indemnifiable claims.

    We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (a) before that person became an interested stockholder, the corporation's board of directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (b) upon completion of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (c) following the transaction in which that person became an interested stockholder, the business combination is approved by the corporation's board of directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder. Under
Section 203, these restrictions also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors, if that extraordinary transaction is approved or not opposed by a majority of the directors who were directors before any person became an interested stockholder in the previous three years or who were recommended for election or elected to succeed such directors by a majority of such directors then in office. "Business combination" includes mergers, assets sales and other transactions resulting in a financial benefit to the stockholder. "Interested stockholder" is a person who, together with affiliates and associates, owns (or, within three years, did own) 15% or more of the corporation's voting stock.

                                  UNDERWRITING

    Hanover Compressor Company and the underwriters for the offering named below have entered into an underwriting agreement with respect to the convertible notes being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of convertible notes indicated in the following table.

                                                                    Principal
                                                                      Amount
                            Underwriters                             of Notes
                            ------------                           ------------
   Goldman, Sachs & Co............................................ $
   Salomon Smith Barney Inc.......................................
   Credit Suisse First Boston Corporation.........................
   J.P. Morgan Securities Inc.....................................
                                                                   ------------
     Total........................................................ $150,000,000
                                                                   ============

    If the underwriters sell more than $150,000,000 principal amount of convertible notes, the underwriters have an option to buy up to an additional $22,500,000 principal amount of convertible notes from us to cover such sales. They may exercise that option for 30 days. If any convertible notes are purchased pursuant to this option, the underwriters will severally purchase convertible notes in approximately the same proportion as set forth in the table above.

    The following table shows the per convertible note and total underwriting discounts and commissions to be paid to the underwriters by us. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional convertible notes.

                                                                Paid by Hanover
                                                                  Compressor
                                                                    Company
                                                               -----------------
                                                                  No      Full
                                                               Exercise Exercise
                                                               -------- --------
Per Note......................................................      %        %
Total.........................................................   $        $

    Convertible notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any convertible notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up
to     % of the principal amount of the convertible notes. Any such securities dealers may resell any convertible notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering
price of up to   % of the principal amount of the convertible notes. If all the convertible notes are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms.

    A prospectus in electronic format will be made available on the web sites maintained by one or more of the underwriters. The underwriters may agree to allocate a number of convertible notes for sale to their online brokerage account holders.

    We have agreed with the underwriters not to dispose of or hedge any securities convertible into or exchangeable for shares of our common stock during the period from the date of this prospectus continuing through the date that is 90 days after the date of this prospectus, except with the prior written consent of the underwriters. This agreement does not apply to any issuances by us under our existing employee benefit plans, upon conversion of outstanding convertible securities or exercise of outstanding warrants, or in connection with certain acquisitions.

    The convertible notes are a new issue of securities with no established trading market. We have been advised by the underwriters that the underwriters intend to make a market in the convertible notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the convertible notes.

    In connection with the offering, the underwriters may purchase and sell convertible notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of convertible notes than they are required to purchase in the offering. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the convertible notes while the offering is in progress.

    The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the other underwriters have repurchased convertible notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

    These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the convertible notes. As a result, the price of the convertible notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

    We are paying all expenses of the offering. We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $600,000.

    We have agreed to indemnify the several underwriters against some liabilities, including liabilities under the Securities Act of 1933.

    In the ordinary course of business, some of the underwriters and their affiliates have provided, and may in the future provide, investment banking, commercial banking and other services to us for which they have received, and may in the future receive, customary fees or other compensation. For example, affiliates of some of the underwriters are part of the lending group under our bank credit agreement or our contemplated supplemental credit facility. Most of the proceeds from this offering and the concurrent common stock offering will be used to repay indebtedness under the bank credit agreement and any amounts that may be borrowed under our contemplated $50 million supplemental credit facility. See "Use of Proceeds."

    Because of the lending relationship between an affiliate of J.P. Morgan Securities Inc, one of the underwriters, and us and the contemplated use of proceeds to repay indebtedness, this offering is being conducted in accordance with Rule 2720 of the National Association of Securities Dealers, Inc. ("NASD"). That rule requires that the yield at which the convertible notes are to be distributed to the public can be no lower than that recommended by a "qualified independent underwriter", as defined by the NASD. Goldman, Sachs & Co. has served in that capacity and performed due diligence investigations and reviewed and participated in the preparation of the registration statement of which this prospectus forms a part. Goldman, Sachs & Co. has received $10,000 from us as compensation for such role.

                                 LEGAL MATTERS

    The validity of the convertible notes will be passed upon by Latham & Watkins, Chicago, Illinois. Richard S. Meller, a partner at Latham & Watkins, is Secretary of Hanover Compressor Company and owns 10,304 shares of our common stock and options to purchase 20,000 shares of our common stock. In addition,
other partners of Latham & Watkins own or have an interest in    additional
shares. Sidley & Austin, Chicago, Illinois, will pass upon certain legal matters in connection with this offering for the underwriters.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. These filings include previous filings made by our predecessor, which was also called "Hanover Compressor Company." You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at 7 World Trade Center, Suite 1300, New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain information on the operation of the SEC's public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. We also file information with The New York Stock Exchange. These reports, proxy statements and other information may be read and copied at 20 Broad Street, New York, New York 10005.

    This prospectus, which constitutes a part of a registration statement on Form S-3 that we filed with the SEC under the Securities Act of 1933, omits certain information contained in the registration statement. Accordingly, you should refer to the registration statement and its exhibits for further information with respect to Hanover Compressor Company and the shares of common stock offered hereby. Furthermore, statements contained in this prospectus or in any document incorporated in this prospectus by reference regarding any contract or other document are not necessarily complete, and, in each instance, you should refer to the copy of the contract or other document filed with the SEC as an exhibit to the registration statement.

    In this prospectus we have incorporated by reference certain reports and other information we and our predecessor have filed, or will file, with the SEC. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any further filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the securities are sold or this offering is terminated:

  . our Annual Report on Form 10-K, as amended by Form 10-K/A, for the year ended December 31, 1999;

  . our Quarterly Reports on Form 10-Q for the fiscal quarters ended March
    31, 2000; June 30, 2000; and September 30, 2000; and

  . our Current Reports on Form 8-K filed with the SEC on May 5, 2000;
    May 23, 2000; June 7, 2000; July 13, 2000; July 19, 2000; September 14,
    2000; November 9, 2000; November 13, 2000; November 22, 2000 and February 5, 2001.

    You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

    Hanover Compressor Company, 12001 North Houston Rosslyn, Houston, Texas 77086, Attention: Corporate Secretary, Telephone: (281) 447-8787

                                    EXPERTS

    The audited consolidated financial statements of Hanover Compressor Company as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 included in this prospectus and the audited historical financial statements of the compression services division of Dresser-Rand Company incorporated by reference to Item 7(a) of Hanover Compressor Company's Current Report on Form 8-K/A filed on November 13, 2000 have been so included or incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                         INDEX TO FINANCIAL STATEMENTS

                                                                          Page
                                                                         Number
                                                                         ------
Year Ended December 31, 1999
  Report of Independent Accountants.....................................   F-2
  Consolidated Balance Sheet............................................   F-3
  Consolidated Statement of Income and Comprehensive Income.............   F-4
  Consolidated Statement of Cash Flows..................................   F-5
  Consolidated Statement of Common Stockholders' Equity.................   F-7
  Notes to Consolidated Financial Statements............................   F-8

Nine Months Ended September 30, 2000
  Condensed Consolidated Balance Sheet (unaudited)......................  F-24
  Condensed Consolidated Statement of Income and Comprehensive Income
   (unaudited)..........................................................  F-25
  Condensed Consolidated Statement of Cash Flows (unaudited)............  F-26
  Notes to Condensed Consolidated Financial Statements (unaudited)......  F-27

Pro Forma Combined Condensed Statements of Operations
  Unaudited Pro Forma Combined Condensed Statement of Operations for the
   Nine Months Ended September 30, 2000.................................  F-33
  Unaudited Pro Forma Combined Condensed Statement of Operations for the
   Year Ended December 31, 1999.........................................  F-34
  Notes to Unaudited Pro Forma Combined Condensed Statements of
   Operations...........................................................  F-35

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Hanover Compressor Company

    In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income and comprehensive income, of cash flows and of common stockholders' equity present fairly, in all material respects, the financial position of Hanover Compressor Company and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    As described in Note 18, the December 31, 1997 consolidated financial statements have been restated to record a liability to a stockholder.

PricewaterhouseCoopers LLP

Houston, Texas
March 8, 2000, except as to the
stock split described in Note 16
which is as of June 14, 2000, and
except for Note 18 as to which the
date is February 1, 2001

                           HANOVER COMPRESSOR COMPANY

                           Consolidated Balance Sheet

                           December 31, 1999 and 1998

                                                                Restated
                                                              (See Note 18)
                                                            ------------------
                                                              1999      1998
                                                            --------  --------
                                                            (in thousands of
                                                             dollars, except
                                                            for par value and
                                                             share amounts)
                          ASSETS
Current assets:
  Cash and cash equivalents................................ $  5,756  $ 11,503
  Accounts receivable, net.................................   93,715    70,205
  Inventory................................................   66,562    63,044
  Costs and estimated earnings in excess of billings on
   uncompleted contracts...................................    4,782     7,871
  Prepaid taxes............................................   16,430     9,466
  Other current assets.....................................    5,287     2,967
                                                            --------  --------
    Total current assets...................................  192,532   165,056
                                                            --------  --------
Property, plant and equipment:
  Compression equipment and facilities.....................  520,403   422,896
  Land and buildings.......................................   19,000    15,044
  Transportation and shop equipment........................   27,616    21,667
  Other....................................................   10,029    11,119
                                                            --------  --------
                                                             577,048   470,726
  Accumulated depreciation.................................  (79,583)  (78,228)
                                                            --------  --------
    Net property, plant and equipment......................  497,465   392,498
                                                            --------  --------
Intangible and other assets................................   66,513    57,036
                                                            --------  --------
                                                            $756,510  $614,590
                                                            ========  ========
        LIABILITIES AND COMMON STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt..................... $ 15,967  $    444
  Accounts payable, trade..................................   32,308    23,361
  Accrued liabilities......................................   22,065    17,599
  Advance billings.........................................   13,328     9,694
  Billings on uncompleted contracts in excess of costs and
   estimated earnings......................................      898       694
                                                            --------  --------
    Total current liabilities..............................   84,566    51,792
Long-term debt.............................................   69,681   156,943
Other liabilities..........................................   82,566    44,875
Deferred income taxes......................................   65,533    45,510
                                                            --------  --------
    Total liabilities......................................  302,346   299,120
                                                            --------  --------
Mandatorily redeemable convertible preferred securities....   86,250
Commitments and contingencies (Note 15)
Common stockholders' equity:
  Common stock, $.001 par value; 200 million shares
   authorized; 57,505,874 and 57,180,944 shares issued and
   outstanding, respectively...............................       58        57
  Additional paid-in capital...............................  272,944   268,977
  Notes receivable--employee stockholders..................   (3,387)  (10,146)
  Accumulated other comprehensive income...................     (311)      152
  Retained earnings........................................  100,196    59,755
  Treasury stock--167,394 and 351,094 common shares,
   respectively, at cost...................................   (1,586)   (3,325)
                                                            --------  --------
    Total common stockholders' equity......................  367,914   315,470
                                                            --------  --------
                                                            $756,510  $614,590
                                                            ========  ========

   The accompanying notes are an integral part of these financial statements.

                           HANOVER COMPRESSOR COMPANY

           Consolidated Statement of Income and Comprehensive Income

                  Years Ended December 31, 1999, 1998 and 1997

                                                  1999      1998       1997
                                                --------  -------- -------------
                                                                     Restated
                                                                   (See Note 18)
                                                     (in thousands, except
                                                      per share amounts)
Revenues:
  Rentals.....................................  $192,655  $147,609   $100,685
  Parts and service...........................    34,461    23,870     10,254
  Compressor fabrication......................    52,531    67,453     49,764
  Production equipment fabrication............    28,037    37,466     37,052
  Gain on sale of property, plant and
   equipment..................................     5,927     2,552        148
  Other.......................................     3,417     3,007        895
                                                --------  --------   --------
                                                 317,028   281,957    198,798
                                                --------  --------   --------
Expenses:
  Rentals.....................................    64,949    49,386     35,113
  Parts and service...........................    21,724    17,341      6,360
  Compressor fabrication......................    43,663    58,144     41,584
  Production equipment fabrication............    20,833    25,781     26,375
  Selling, general and administrative.........    33,782    26,626     21,514
  Depreciation and amortization...............    37,337    37,154     28,439
  Leasing expense.............................    22,090     6,173
  Interest expense............................     8,786    11,716     10,728
  Distributions on mandatorily redeemable
   convertible preferred securities...........       278
                                                --------  --------   --------
                                                 253,442   232,321    170,113
                                                --------  --------   --------
Income before income taxes....................    63,586    49,636     28,685
Provision for income taxes....................    23,145    19,259     11,043
                                                --------  --------   --------
Net income....................................    40,441    30,377     17,642
                                                --------  --------   --------
Other comprehensive income (loss), net of tax:
  Foreign currency translation adjustment.....      (463)      152
                                                --------  --------   --------
Comprehensive income..........................  $ 39,978  $ 30,529   $ 17,642
                                                ========  ========   ========
Net income available to common stockholders...  $ 40,441  $ 30,377   $ 17,642
                                                ========  ========   ========
Weighted average common and common equivalent
 shares outstanding
  Basic.......................................    57,048    56,936     51,246
                                                ========  ========   ========
  Diluted.....................................    61,054    60,182     54,690
                                                ========  ========   ========
Earnings per common share
  Basic.......................................  $   0.71  $   0.53   $   0.34
                                                ========  ========   ========
  Diluted.....................................  $   0.66  $   0.50   $   0.32
                                                ========  ========   ========

   The accompanying notes are an integral part of these financial statements.

                           HANOVER COMPRESSOR COMPANY

                      Consolidated Statement of Cash Flows

                  Years Ended December 31, 1999, 1998 and 1997

                                                1999      1998        1997
                                              --------  --------  -------------
                                                                    Restated
                                                                  (See Note 18)
                                                 (in thousands of dollars)
Cash flows from operating activities:
 Net income.................................. $ 40,441  $ 30,377    $ 17,642
 Adjustments:
  Depreciation and amortization..............   37,337    37,154      28,439
  Amortization of debt issuance costs and
   debt discount.............................      884       852         892
  Bad debt expense...........................    1,475       349         594
  Gain on sale of property, plant and
   equipment.................................   (5,927)   (2,552)       (148)
  Equity in income of nonconsolidated
   affiliates................................   (1,188)   (1,369)        206
  Deferred income taxes......................   11,396    12,358       5,962
  Changes in assets and liabilities, net of
   effects of business combinations:
   Accounts receivable.......................  (23,974)  (28,337)    (13,604)
   Inventory.................................   (1,918)  (24,169)    (14,726)
   Costs and estimated earnings versus
    billings on uncompleted contracts........    3,293    (3,000)      2,929
   Accounts payable and other liabilities....   11,969    14,358       7,728
   Advance billings..........................    3,634     2,942          51
   Other.....................................   (9,200)   (7,816)     (3,746)
                                              --------  --------    --------
    Net cash provided by operating
     activities..............................   68,222    31,147      32,219
                                              --------  --------    --------
Cash flows from investing activities:
 Capital expenditures........................ (282,940) (169,498)   (150,995)
 Proceeds from sale of property, plant and
  equipment..................................  223,037   208,644       2,887
 Cash used for business acquisitions, net....  (35,311)  (42,581)     (6,287)
 Cash returned from unconsolidated
  subsidiary.................................    8,000
 Cash used to acquire investments in
  unconsolidated subsidiaries................   (4,900)  (11,264)    (10,095)
                                              --------  --------    --------
    Net cash used in investing activities....  (92,114)  (14,699)   (164,490)
                                              --------  --------    --------
Cash flows from financing activities:
 Net borrowings (repayments) on revolving
  credit facility............................  (64,400)   (4,700)     63,681
 Proceeds from issuance of long-term debt....              2,825       5,000
 Issuance of common stock, net...............                         92,088
 Equity issuance costs.......................                           (687)
 Proceeds from mandatorily redeemable
  convertible preferred securities, net......   82,940
 Proceeds from warrant conversions and stock
  option exercises...........................      545       121
 Repayment of long-term debt.................   (8,357)   (2,226)    (31,757)
 Purchase of treasury stock..................             (5,950)
 Repayments of shareholder notes.............    7,490       602       1,185
                                              --------  --------    --------
    Net cash provided by (used in) financing
     activities..............................   18,218    (9,328)    129,510
                                              --------  --------    --------
Effect of exchange rate changes on cash and
 equivalents.................................      (73)     (178)
                                              --------  --------    --------
Net increase (decrease) in cash and cash
 equivalents.................................   (5,747)    6,942      (2,761)
Cash and cash equivalents at beginning of
 year........................................   11,503     4,561       7,322
                                              --------  --------    --------
Cash and cash equivalents at end of year..... $  5,756  $ 11,503    $  4,561
                                              ========  ========    ========

   The accompanying notes are an integral part of these financial statements.

                           HANOVER COMPRESSOR COMPANY

                      Consolidated Statement of Cash Flows

                  Years Ended December 31, 1999, 1998 and 1997

                                                      1999      1998     1997
                                                     -------  --------  -------
                                                         (in thousands of
                                                             dollars)
Supplemental disclosure of cash flow information:
  Interest paid, net of capitalized amounts......... $ 7,897  $ 10,992  $10,069
                                                     =======  ========  =======
  Income taxes paid................................. $12,065  $  2,249  $ 5,857
                                                     =======  ========  =======
Supplemental disclosure of noncash transactions:
  Debt issued for property, plant and equipment.....                    $   379
                                                                        =======
  Property sold in exchange for note receivable..... $ 3,538  $  1,500
                                                     =======  ========
  Common stock issued in exchange for notes
   receivable....................................... $   731            $ 5,163
                                                     =======            =======
Acquisitions of businesses:
  Property, plant and equipment acquired............ $39,105  $ 31,015
                                                     =======  ========
  Other noncash assets acquired..................... $ 9,711  $ 25,000
                                                     =======  ========
  Liabilities assumed............................... $(1,578) $ (1,261)
                                                     =======  ========
  Deferred taxes.................................... $(8,627) $(12,174)
                                                     =======  ========
  Common stock issued............................... $(3,300) $ (3,300)
                                                     =======  ========


   The accompanying notes are an integral part of these financial statements.

                           HANOVER COMPRESSOR COMPANY

             Consolidated Statement of Common Stockholders' Equity

                  Years Ended December 31, 1999, 1998 and 1997

                  (in thousands of dollars, except share data)

                                                        Accumulated               Notes
                            Common Stock    Additional     Other               Receivable--
                          -----------------  Paid-in   Comprehensive Treasury    Employee     Retained
                            Shares   Amount  Capital      Income      Stock    Stockholders   Earnings
                          ---------- ------ ---------- ------------- --------  ------------ -------------
                                                                                              Restated
                                                                                            (See Note 18)
Balance at January 1,
 1997...................  45,877,082  $46    $171,319                $  (218)    $(6,770)     $ 11,736
Issuance of common
 stock..................  10,327,686   10      92,078
Issuance of common stock
 to employees...........     529,570    1       5,162                             (5,163)
Repayment of employee
 shareholder notes......                                                           1,185
Net income..............                                                                        17,642
                          ----------  ---    --------                -------     -------      --------
Balance at December 31,
 1997...................  56,734,338   57     268,559                   (218)    (10,748)       29,378
Conversion of warrants..     396,960
Exercise of stock
 options................      49,646              120
Other comprehensive
 income.................                                   $ 152
Purchase of 588,400
 treasury shares, at
 cost...................                                              (5,950)
Issuance of 300,000
 treasury shares at
 $11.00 per share.......                          457                  2,843
Repayment of employee
 shareholder notes......                                                             602
Other...................                         (159)
Net income..............                                                                        30,377
                          ----------  ---    --------      -----     -------     -------      --------
Balance at December 31,
 1998...................  57,180,944   57     268,977        152      (3,325)    (10,146)       59,755
Conversion of warrants..      52,678    1
Exercise of stock
 options................     197,352              545
Other comprehensive
 loss...................                                    (463)
Issuance of common stock
 to employees...........      74,900              731                               (731)
Issuance of 183,700
 treasury shares at
 $17.96 per share.......                        1,561                  1,739
Repayment of employee
 shareholder notes......                                                           7,490
Income tax benefit from
 stock options
 exercised..............                        1,176
Other...................                          (46)
Net income..............                                                                        40,441
                          ----------  ---    --------      -----     -------     -------      --------
Balance at December 31,
 1999...................  57,505,874  $58    $272,944      $(311)    $(1,586)    $(3,387)     $100,196
                          ==========  ===    ========      =====     =======     =======      ========

   The accompanying notes are an integral part of these financial statements.

                           HANOVER COMPRESSOR COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 1999, 1998 and 1997

1. The Company, Business and Significant Accounting Policies

    Hanover Compressor Company and its subsidiaries ("Hanover" or the "Company") is a leading provider of a broad array of natural gas compression rental, operations, parts and maintenance services in the United States and select international markets. Hanover's compression services are complemented by its compressor and oil and gas production equipment fabrication operations. Hanover is a Delaware corporation originally formed on October 17, 1990. In December 1999, the Company adopted a holding company structure and merged into the new holding company that assumed the name of Hanover Compressor Company. The charter and by-laws of the new holding company are substantially the same as the old Company.

    On June 6, 1997, the Board of Directors approved an increase of authorized shares of preferred stock and common stock to 3,000,000 and 100,000,000 shares, respectively. In addition, the Board of Directors approved a 158-for-1 stock split of the Company's common stock. The stock split has been effected in the form of a stock dividend. All share and per share information included herein reflects the stock split.

    On June 30, 1997, Hanover issued 10,317,382 shares of common stock for cash of $92,020,000 (net of approximately $1,771,000 of equity issuance costs) in connection with the Company's initial public offering (the Offering).

Principles of Consolidation

    The accompanying consolidated financial statements include Hanover and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates in the Financial Statements

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, revenues and expenses, as well as the disclosures of contingent assets and liabilities. Because of the inherent uncertainties in this process, actual future results could differ from those expected at the reporting date. Management believes that the estimates are reasonable.

Cash and Cash Equivalents

    The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

    Revenue from equipment rentals is recorded when earned over the period of rental and maintenance contracts which generally range from one month to five years. Parts and service revenue is recorded as products are delivered or services are performed for the customer.

    Compressor and production equipment fabrication revenue is recognized using the percentage-of-completion method. The Company estimates percentage-of-completion for compressor fabrication on a direct labor hour-to-total labor hour basis. Production equipment fabrication percentage-of-completion is estimated using the cost-to-total cost basis.

                           HANOVER COMPRESSOR COMPANY

                        December 31, 1999, 1998 and 1997


Concentrations of Credit Risk

    Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents and accounts receivable. The Company believes that the credit risk in temporary cash investments that the Company has with financial institutions is minimal. Trade accounts receivable are due from companies of varying size engaged principally in oil and gas activities in the United States, Canada and South America. The Company reviews the financial condition of customers prior to extending credit and generally does not obtain collateral for receivables. Payment terms are on a short-term basis and in accordance with industry standards. Trade accounts receivable are recorded net of estimated doubtful accounts of $1,730,000 and $1,212,000 at December 31, 1999 and 1998, respectively. The Company considers this credit risk to be limited due to these companies financial resources.

Inventory

    Inventory consists of parts used for fabrication or maintenance of natural gas compression units and production equipment, and also includes compression units and production equipment that are held for sale. Inventory is stated at the lower of cost or market using the average-cost method.

Property, Plant and Equipment

    Property, plant and equipment are recorded at cost and are depreciated using the straight-line method over their estimated useful lives as follows:

      Compression equipment and facilities........................ 4 to 25 years
      Buildings...................................................      30 years
      Transportation, shop equipment and other.................... 3 to 12 years

    Major improvements that extend the useful life of an asset are capitalized. Repairs and maintenance are expensed as incurred. When property, plant and equipment is sold, retired or otherwise disposed of, the cost and related accumulated depreciation are eliminated and the gain or loss is recognized. Depreciation expense was $34,696,000, $35,768,000 and $27,789,000 in 1999, 1998
and 1997, respectively.

    Assets under construction of $18,937,000 and $6,984,000 are included in compression equipment at December 31, 1999 and 1998, respectively. Interest is capitalized in connection with the compression equipment and facilities that are constructed for the Company's use in its rental operations. The capitalized interest is recorded as part of the assets to which it relates and is amortized over the asset's estimated useful life. In 1999, $1,533,000 of interest cost was capitalized. No interest was capitalized for 1998 and 1997.

Long-Lived Assets

    The Company reviews for the impairment of long-lived assets, including property, plant and equipment, and goodwill whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss exists when estimated undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. The impairment loss recognized represents the excess of the assets carrying value as compared to its estimated fair market value.

                           HANOVER COMPRESSOR COMPANY

                        December 31, 1999, 1998 and 1997


Intangible and Other Assets

    Investments in affiliated corporations in which the Company does not have a controlling interest are accounted for using the equity method. The excess of cost over net assets of acquired businesses is recorded as goodwill and amortized on a straight-line basis over 15 years commencing on the dates of the respective acquisitions. Accumulated amortization was $3,822,000 and $1,810,000 at December 31, 1999 and 1998, respectively.

    Included in intangible and other assets are debt issuance costs, net of accumulated amortization, totaling $1,099,000 and $1,186,000 at December 31, 1999 and 1998, respectively. Such costs are amortized over the period of the respective debt agreements.

Stock-Based Compensation

    In accordance with Statement of Financial Accounting Standards No. 123 (FAS
123) "Accounting for Stock-Based Compensation," the Company measures compensation expense for its stock-based employee compensation plans using the intrinsic value method prescribed in APB Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees," and has provided in Note 12, pro forma disclosures of the effect on net income and earnings per share as if the fair value-based method prescribed by FAS 123 had been applied in measuring compensation expense.

Income Taxes

    The Company accounts for income taxes using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, all expected future events are considered other than enactments of changes in the tax law or rates.

Foreign Currency Translation

    The financial statements of subsidiaries outside the U.S., except those located in highly inflationary economies, are measured using the local currency as the functional currency. Assets, including goodwill, and liabilities of these subsidiaries are translated at the rates of exchange at the balance sheet date. Income and expense items are translated at average monthly rates of exchange. The resulting gains and losses from the translation of accounts are included in accumulated other comprehensive income. For subsidiaries located in highly inflationary economies, translation gains and losses are included in net income. The resulting translation adjustment for the year ended December 31, 1997 was not significant.

Earnings Per Common Share

    Basic earnings per common share is computed using the weighted average number of shares outstanding for the period. Diluted earnings per common share is computed using the weighted average number of shares outstanding adjusted for the incremental shares attributed to outstanding options and warrants to purchase common stock.

    Included in diluted shares are common stock equivalents relating to options of 3,296,000, 2,460,000 and 2,306,000 in 1999, 1998 and 1997, respectively, and warrants of 712,000, 786,000 and 1,138,000 in 1999, 1998 and 1997,
respectively. The common stock equivalents excluded from the computation of diluted earnings per share as the effect would be anti-dilutive were approximately 212,000 and 292,000 in 1999 and 1998. No common stock equivalents were anti-dilutive in 1997.

                           HANOVER COMPRESSOR COMPANY

                        December 31, 1999, 1998 and 1997


Comprehensive Income

    Components of comprehensive income are net income and all changes in equity during a period except those resulting from transactions with owners. Accumulated other comprehensive income consists of the foreign currency translation adjustment.

Financial Instruments

    The Company utilizes off-balance sheet derivative financial instruments with the principal objective being to minimize the risks and/or costs associated with financial and global operating activities by managing its exposure to interest rate fluctuation on a portion of its variable rate debt and leasing obligations. The Company does not utilize derivative financial instruments for trading or other speculative purposes. The Company designates and assigns the financial instruments as hedges of specific assets, liabilities or anticipated transactions. The cash flow from hedges is classified in the Consolidated Statements of Cash Flows under the same category as the cash flows from the underlying assets, liabilities or anticipated transactions. The carrying amounts reported in the balance sheet for all financial instruments approximate fair value. See Notes 7 and 8.

Reclassifications

    Certain amounts in the prior years' financial statements have been reclassified to conform to the 1999 financial statement classification. These reclassifications have no impact on net income.

2. Business Combinations

    Acquisitions were accounted for under the purchase method of accounting. Results of operations of companies acquired are included from the dates of such acquisitions. The Company allocates the cost of the acquired business to the assets acquired and the liabilities assumed based upon fair value estimates thereof. These estimates are revised during the allocation period as necessary when information regarding contingencies becomes available to define and quantify assets acquired and liabilities assumed. The allocation period varies for each acquisition but does not exceed one year. To the extent contingencies are resolved or settled during the allocation period, such items are included in the revised purchase price allocation. After the allocation period, the effect of changes in such contingencies is included in results of operations in the periods the adjustments are determined. The Company's management does not believe potential deviations between its fair value estimates and actual fair values to be material.

Year Ended December 31, 1999

    In July 1999, the Company purchased preferred stock and a purchase option for the common stock of CDI Holdings, Inc. and its subsidiary Compressor Dynamics, Inc. ("CDI"). In August 1999, the Company exercised its option to purchase CDI. The total cost for CDI was approximately $18,525,000 in cash.

    In August 1999, the Company purchased the stock of Victoria Compression Services, Inc., Contract Engineering and Operating, Inc. and Unit Partners, Inc. ("CEO") for approximately $16,786,000 in cash, 183,700 shares of the Company's treasury stock valued at $3,300,000 and notes payable of approximately $452,000.

Year Ended December 31, 1998

    In June 1998, the Company purchased the stock of Arkoma Compression Services, Inc. for approximately $17,245,000 in cash. In October 1998, the Company purchased the stock of Eureka Energy Systems, Inc. for approximately $25,335,000 in cash.

                          HANOVER COMPRESSOR COMPANY

                       December 31, 1999, 1998 and 1997


    The pro forma information set forth below assumes acquisitions in 1999 and 1998 are accounted for had the purchases occurred at the beginning of 1998. The pro forma information is presented for informational purposes only and is not necessarily indicative of the results of operations that actually would have been achieved had the acquisitions been consummated at that time (in thousands, except per share amounts):

                                                   Years Ended December 31,
                                                   ---------------------------
                                                       1999           1998
                                                   ------------   ------------
                                                   (unaudited)    (unaudited)
      Revenue.....................................  $    323,002   $    308,870
      Net income..................................        40,412         31,391
      Earnings per common share--basic............  $       0.71   $       0.55
      Earnings per common share--diluted..........  $       0.66   $       0.52

Year Ended December 31, 1997

    In September 1997, Hanover purchased Wagner Equipment, Inc. and Gas Tech Compression Services, Inc. for approximately $6,287,000 in cash. Results of operations for 1997 were not materially impacted by the transaction.

3. Inventory

    Inventory consisted of the following amounts (in thousands):

                                                                  December 31,
                                                                ----------------
                                                                  1999    1998
                                                                -------- -------
      Parts and supplies....................................... $ 44,058 $32,808
      Work in progress.........................................   18,677  19,962
      Finished goods...........................................    3,827  10,274
                                                                -------- -------
                                                                $ 66,562 $63,044
                                                                ======== =======

4. Compressor and Production Equipment Fabrication Contracts

    Costs, estimated earnings and billings on uncompleted contracts are as follows (in thousands):

                                                                December 31,
                                                               ----------------
                                                                1999     1998
                                                               -------  -------
      Costs incurred on uncompleted contracts................. $11,041  $18,605
      Estimated earnings......................................   2,150    3,488
                                                               -------  -------
                                                                13,191   22,093
      Less--billings to date..................................  (9,307) (14,916)
                                                               -------  -------
                                                               $ 3,884  $ 7,177
                                                               =======  =======

    Presented in the accompanying financial statements as follows (in thousands):

                                                              December 31,
                                                             ---------------
                                                              1999     1998
                                                             -------  ------
      Costs and estimated earnings in excess of billings on
       uncompleted contracts................................ $ 4,782  $7,871
      Billings on uncompleted contracts in excess of costs
       and estimated earnings...............................    (898)   (694)
                                                             -------  ------
                                                             $ 3,884  $7,177
                                                             =======  ======

                           HANOVER COMPRESSOR COMPANY

                        December 31, 1999, 1998 and 1997


5. Intangible and Other Assets

    Intangible and other assets consisted of the following (in thousands)

                                                               December 31,
                                                             -----------------
                                                               1999     1998
                                                             --------  -------
      Goodwill.............................................. $ 33,613  $26,686
      Investments in unconsolidated subsidiaries............   18,892   24,104
      Deferred debt issuance and other transaction costs....   10,317    4,957
      Notes receivable......................................    9,214    3,799
      Other.................................................    1,862    3,237
                                                             --------  -------
                                                               73,898   62,783
      Accumulated amortization..............................   (7,385)  (5,747)
                                                             --------  -------
                                                             $ 66,513  $57,036
                                                             ========  =======

    Amortization of goodwill and other intangible assets totaled $2,641,000, $1,386,000 and $650,000 in 1999, 1998 and 1997, respectively.

    At December 31, 1999 and 1998, the Company's investments in unconsolidated subsidiaries included a 35% interest in Collicutt Mechanical Services, Ltd.; a 35% interest in the Consortium Cosacol/Hanover (the "Consortium"); and a non-controlling 60% interest in the Hanover/Enron Joint Venture. In September 1999, the Company acquired a 20% interest in Meter Acquisition Company LP, LLLP for approximately $2,200,000 and a non-controlling 52.5% interest in Hanover Measurement Services Company, LP for approximately $2,700,000. The Company had a 33% interest in a joint venture with Wartsila Diesel International Ltd., OY that was dissolved in 1999. There were no distributions or dividends received during the years ended December 31, 1998 and 1999. Equity in income of joint ventures was $1,188,000 and $1,369,000 for 1999 and 1998, respectively and a loss of $206,000 for 1997 and is included in other revenues.

    In December 1998, the Company restructured its relationship in the Consortium. The Company purchased all of the capitalized construction from the Consortium for 300,000 shares of Hanover common stock valued at $3,300,000. The capitalized construction was transferred to property, plant and equipment in 1999. In addition, the Company acquired a 10% interest in Cosacol for $2,000,000 in cash.

    In December 1998, the Company advanced $8,000,000 to Transportadora de Gas del Sur S.A., an Argentina company for a 25% interest in a joint venture. In 1999, the Company withdrew from the joint venture and the $8,000,000 was repaid.

    In November 1997, Hanover acquired 35% of the common stock of Collicutt Mechanical Services, Ltd. for approximately $5,608,000 in cash. The investment is accounted for using the equity method of accounting. The excess of the Company's investment over the underlying net equity of $703,000 is being amortized on a straight-line basis over ten years and is included in other assets at December 31, 1999 and 1998.

    The notes receivable result primarily from customers for sales of equipment or advances to other parties in the ordinary course of business. The notes vary in length, are non-interest bearing or bear interest at rates ranging from prime to 15% and are collateralized by equipment.

                           HANOVER COMPRESSOR COMPANY

                        December 31, 1999, 1998 and 1997


6. Accrued Liabilities

    Accrued liabilities are comprised of the following (in thousands):

                                                                 December 31,
                                                                ---------------
                                                                 1999    1998
                                                                ------- -------
      Accrued salaries and wages............................... $   224 $ 1,055
      Accrued bonuses..........................................   1,669   1,539
      Accrued income and other taxes...........................   8,033   6,105
      Accrued leasing expense..................................   3,496   2,336
      Accrued other............................................   8,643   6,564
                                                                ------- -------
                                                                $22,065 $17,599
                                                                ======= =======

7. Long-Term Debt

    Long-term debt consisted of the following (in thousands):

                                                             December 31,
                                                           ------------------
                                                             1999      1998
                                                           --------  --------
      Revolving credit facility........................... $ 62,100  $126,500
      Subordinated promissory notes, net of unamortized
       discount of $289 and $855..........................   15,364    22,648
      Real estate mortgage, interest at 7.5%,
       collateralized by certain land and buildings,
       payable through 2002...............................    4,250     4,583
      Other, interest at various rates, collateralized by
       equipment and other assets, net of unamortized
       discount...........................................    3,934     3,656
                                                           --------  --------
                                                             85,648   157,387
      Less--current maturities............................  (15,967)     (444)
                                                           --------  --------
                                                           $ 69,681  $156,943
                                                           ========  ========

    The Company's primary credit agreement provides for a $200,000,000 revolving credit facility that matures on December 17, 2002. Advances bear interest at the bank's prime or a negotiated rate (7.7% and 6.9% at December 31, 1999 and 1998, respectively). A commitment fee of 0.35% per annum on the average available commitment is payable quarterly.

    The credit agreement contains certain financial covenants and limitations on, among other things, indebtedness, liens, leases and sales of assets. The credit agreement also limits the payment of cash dividends on the Company's common stock to 25% of net income for the respective period.

    The subordinated promissory notes mature on December 31, 2000 and bear interest at 7%, payable semi-annually.

    Maturities of long-term debt at December 31, 1999 are (in thousands):
2000--$15,967; 2001--$722; 2002--$66,093; 2003--$380; 2004--$328 and $2,158
thereafter.

    In January 1998 and in connection with the revolving credit facility, the Company entered into a two-year interest rate swap transaction to manage interest rate exposure with a notional amount of $75,000,000 and a strike rate of 5.43%. The differential paid or received on the swap transaction was recognized as an adjustment to interest expense. This swap transaction was cancelled in July 1998.

                           HANOVER COMPRESSOR COMPANY

                        December 31, 1999, 1998 and 1997


8. Leasing Transactions

    In June 1999 and in July 1998, the Company completed two individual $200,000,000 sale and lease back transactions of certain compression equipment. The transactions are recorded as a sale and lease back of the equipment and are recorded as operating leases. Under both agreements, the equipment was sold and leased back by the Company for a 5 year period and will continue to be deployed by the Company under its normal operating procedures. At any time, the Company has options to repurchase the equipment at fair market value. The Company has substantial residual value guarantees under the agreements (approximately $333,000,000 for both transactions) that are due upon termination of the leases and which may be satisfied by a cash payment or the exercise of the Company's purchase options. The equipment sold in the June 1999 transaction had a book value of approximately $162,014,000 and resulted in a gain of approximately $37,986,000. The equipment sold in the July 1998 transaction had a book value of $158,007,000 and resulted in a gain of approximately $41,993,000. Both gains are deferred until the end of the respective lease terms. Should the Company not exercise its purchase options under the agreements, the deferred gains will be recognized to the extent they exceed any required payments under the residual value guarantees and any other requirements under the agreements. The Company incurred transaction costs of approximately $1,799,000 and $1,423,000 for the 1999 and 1998 transactions, respectively. These costs are included in intangible and other assets and are being amortized over the respective lease terms.

    Both lease agreements call for variable quarterly rental payments that vary with the London Interbank Offered Rate. The following provides future minimum lease payments under the leasing arrangement exclusive of any guarantee payments (in thousands): 2000--$30,300; 2001--$30,700; 2002--$30,700; 2003--
23,300; 2004--$7,900.

    In July 1998 and in connection with the 1998 leasing transaction, the Company entered into two-year swap transactions to manage lease rental exposure with notional amounts of $75,000,000 and $125,000,000 and strike rates of 5.51% and 5.56%, respectively. The differential paid or received on the swap transactions is recognized as an adjustment to leasing expense. The counterparty to this contractual arrangement is a major financial institution with which the Company also has other financial relationships. The Company is exposed to credit loss in the event of nonperformance by this counterparty. However, the Company does not anticipate nonperformance by this party and no material loss would be expected from their nonperformance. The fair market value of these interest rate swaps at December 31, 1999 is approximately $2,900,000 based on market quotes.

9. Income Taxes

    The components of income before income taxes were as follows (in thousands):

                                                        Year ended December 31,
                                                        ------------------------
                                                          1999    1998    1997
                                                        -------- ------- -------
      Domestic......................................... $ 47,741 $39,160 $22,864
      Foreign..........................................   15,845  10,476   5,821
                                                        -------- ------- -------
                                                        $ 63,586 $49,636 $28,685
                                                        ======== ======= =======

                           HANOVER COMPRESSOR COMPANY

                        December 31, 1999, 1998 and 1997


    The provision for income taxes consisted of the following (in thousands):

                                                        Year Ended December 31,
                                                        -----------------------
                                                         1999    1998    1997
                                                        ------- ------- -------
      Current tax expense:
        Federal........................................ $ 6,958 $ 3,421 $ 3,308
        State..........................................   1,412   1,741   1,281
        Foreign........................................   3,379   1,739     492
                                                        ------- ------- -------
          Total current................................  11,749   6,901   5,081
                                                        ------- ------- -------
      Deferred tax expense:
        Federal........................................  10,670  10,312   4,272
        State..........................................     151      85     (23)
        Foreign........................................     575   1,961   1,713
                                                        ------- ------- -------
          Total deferred...............................  11,396  12,358   5,962
                                                        ------- ------- -------
      Total provision.................................. $23,145 $19,259 $11,043
                                                        ======= ======= =======

    The income tax expense for 1999, 1998 and 1997 resulted in effective tax rates of 36.4%, 38.8% and 38.5%, respectively. The reasons for the differences between these effective tax rates and the U.S. statutory rate of 35% are as follows (in thousands):

                                                     Year Ended December 31,
                                                     ------------------------
                                                      1999     1998    1997
                                                     -------  ------- -------
      Federal income tax at statutory rates......... $22,255  $17,373 $10,040
      State income taxes, net of federal income tax
       benefit......................................   1,016    1,187     817
      Foreign income taxes..........................     211       33     226
      Other, net....................................    (337)     666     (40)
                                                     -------  ------- -------
                                                     $23,145  $19,259 $11,043
                                                     =======  ======= =======

    Deferred tax assets (liabilities) are comprised of the following (in thousands):

                                                              December 31,
                                                           -------------------
                                                             1999       1998
                                                           ---------  --------
      Deferred tax assets:
        Net operating losses.............................. $   7,490  $  3,345
        Alternative minimum tax carryforward..............    19,005    13,276
        Other.............................................     2,346     4,457
                                                           ---------  --------
      Gross deferred tax assets...........................    28,841    21,078
                                                           ---------  --------
      Deferred tax liabilities:
        Property, plant and equipment.....................   (82,764)  (58,249)
        Other.............................................   (11,610)   (8,339)
                                                           ---------  --------
      Gross deferred tax liabilities......................   (94,374)  (66,588)
                                                           ---------  --------
                                                           $(65,533)  $(45,510)
                                                           =========  ========

    The Company has net operating loss carryforwards at December 31, 1999 of $21,400,000 expiring in 2006 to 2018. In addition, the Company has an alternative minimum tax credit carryforward of $19,005,000 that does not expire.

                           HANOVER COMPRESSOR COMPANY

                        December 31, 1999, 1998 and 1997

    In 1999, the company recorded approximately $8,627,000 additional deferred income tax liability resulting from the CDI and CEO acquisitions. See Note 2 for a description of the transactions.

    The Company has not recorded a deferred income tax liability for additional income taxes that would result from the distribution of earnings of its foreign subsidiaries if they were actually repatriated. The Company intends to indefinitely reinvest the undistributed earnings of its foreign subsidiaries.

10. Mandatorily Redeemable Convertible Preferred Securities

    In December 1999, the Company issued $86,250,000 of unsecured 7.25% Manditorily Redeemable Convertible Preferred Securities (the "Convertible Preferred Securities") through Hanover Compressor Capital Trust, a Delaware business trust and wholly owned finance subsidiary of the Company. The Convertible Preferred Securities have a liquidation amount of $50 per unit. The Convertible Preferred Securities mature in 30 years but the Company may redeem the Convertible Preferred Securities partially or in total any time on or after December 20, 2002. The Convertible Preferred Securities also provide for annual cash distributions at the rate of 7.25%, payable quarterly in arrears, however, payments may be deferred up to 20 quarters subject to certain restrictions. During 1999, the Company accrued financing costs of approximately $288,000 related to Convertible Preferred Securities. Each Convertible Preferred Security is convertible into 2.7972 shares of Hanover common stock, subject to adjustment for certain events. The Company has fully and unconditionally guaranteed the Convertible Preferred Securities. The Company incurred transaction costs of approximately $3,310,000 which are included in other assets and will be amortized over the term of the Convertible Preferred Securities.

11. Common Stockholders' Equity

Notes Receivable-Employee Stockholders

    Under various stock purchase plans, the Company's employees are eligible to purchase shares of Hanover stock at fair market value in exchange for cash and/or notes receivable. The notes are collateralized by the common stock and the general credit of the employee, bear interest at a prime rate, and are generally payable on demand or at the end of a four-year period. The notes have been recorded as a reduction of common stockholders' equity.

    In addition and in connection with the Company's initial public offering, the Company issued 529,570 shares of common stock to employees at the Offering price of $9.75 in exchange for employee notes receivable.

Other

    As of December 31, 1999, warrants to purchase approximately 688,000 shares of common stock at $.01 per share were outstanding. The warrants expire in August 2005.

    During 1998, the Company initiated a stock buyback program authorized to repurchase up to 900,000 of the Company's outstanding shares to assist with future business acquisitions and for general corporate purposes. In 1998, the Company repurchased 588,400 shares at an average price of $10.11.

    In February 1997, Hanover issued 10,304 shares of common stock for cash to a trust for the benefit of a member of the Company's outside legal counsel.

    See Notes 1, 2, 5 and 12 for a description of other common stock transactions.

                           HANOVER COMPRESSOR COMPANY

                        December 31, 1999, 1998 and 1997


12. Stock Options

    The Company has employee stock option plans that provide for the granting of options to purchase common shares. The options are generally issued at fair market value on the date of grant and are exercisable over a ten-year period. Vesting of stock options issued prior to June 1997 was accelerated as a result of completion of the initial public offering. Accordingly, during 1997 the Company recognized a charge of $269,000 related to unamortized compensation expense on options issued at less than fair market value on the date of grant. No compensation expense was recorded in 1999 and 1998.

    Of the options granted in 1999 and 1998, 700,000 vest 100% on July 1, 2001 and 320,000 vested immediately. The remaining options granted to employees vest over the following schedule, which may accelerate upon a change in the Company's controlling ownership.

      Year 1...............................................................  10%
      Year 2...............................................................  30%
      Year 3...............................................................  60%
      Year 4............................................................... 100%

    The following is a summary of stock option activity for the years ended December 31, 1999, 1998 and 1997:

                                                                Weighted Average
                                                      Shares    Price Per Share
                                                     ---------  ----------------
      Options outstanding, December 31, 1996........ 4,800,348       $ 2.56
        Options granted............................. 2,030,646         9.75
        Options canceled............................    (2,276)        5.28
        Options exercised...........................
                                                     ---------
      Options outstanding, December 31, 1997........ 6,828,718         4.70
                                                     ---------
        Options granted............................. 2,095,366        10.13
        Options canceled............................   (84,008)       10.61
        Options exercised...........................   (49,646)        2.40
                                                     ---------
      Options outstanding, December 31, 1998........ 8,790,430         5.95
                                                     ---------
        Options granted.............................   272,156        13.79
        Options canceled............................   (68,230)        9.72
        Options exercised...........................  (197,352)        2.76
                                                     ---------
      Options outstanding, December 31, 1999........ 8,797,004         6.24
                                                     ---------

Options Outstanding December 31, 1999

    The following table summarizes significant ranges of outstanding and exercisable options at December 31, 1999:

                                                                  Options
                                  Options Outstanding           Exercisable
                            -------------------------------- ------------------
                                        Weighted    Weighted           Weighted
                                         Average    Average            Average
                                        Remaining   Exercise           Exercise
 Range of Exercise Prices    Shares   Life in Years  Price    Shares    Price
 ------------------------   --------- ------------- -------- --------- --------
$0.01--$2.30............... 3,321,806      3.5       $2.23   3,321,806  $2.23
$2.31--$3.48...............   842,842      4.0        2.67     842,842   2.67
$3.49--$5.06...............   256,686      5.8        4.77     256,686   4.77
$5.07--$6.96...............   139,880      6.7        5.94     139,880   5.94
$9.75--$12.50.............. 4,004,458      8.2       10.18   1,008,594   9.82
$12.51--$14.50.............   231,332      9.9       14.50           0   0.00
                            ---------                        ---------
                            8,797,004                        5,569,808
                            =========                        =========

                           HANOVER COMPRESSOR COMPANY

                        December 31, 1999, 1998 and 1997


    The weighted average fair value at date of grant for options where the exercise price equals the market price of the stock on the grant date was $6.10, $4.16 and $4.29, per option during 1999, 1998 and 1997, respectively. The fair value of options at date of grant was estimated using the Black-Scholes model with the following weighted average assumptions:

                                                       1999     1998     1997
                                                      -------  -------  -------
      Expected life.................................. 6 years  6 years  6 years
      Interest rate..................................     6.0%     4.8%     6.7%
      Volatility.....................................   29.36%    32.6%      30%
      Dividend yield.................................       0%       0%       0%

    Stock-based compensation costs computed in accordance with FAS 123, would have reduced net income by $2,194,000, $825,000 and $842,000 in 1999, 1998 and
1997, respectively. The pro forma impact on net income would have reduced basic and diluted earnings per share by $.04 in 1999 and $.02 per share in 1998 and 1997. The pro forma effect on net income for 1999, 1998 and 1997 is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995.

13. Benefit Plans

    The Company's 401(k) retirement plan provides for optional employee contributions up to the IRS limitation and discretionary employer matching contributions. The Company made matching contributions of $399,000 and $273,000 during the years ended December 31, 1999 and 1998, respectively. The Company did not make a matching contribution for the year ended December 31, 1997.

14. Related Party Transactions

    Hanover and GKH Partners, L.P., a major stockholder of the Company, have entered into an agreement (the "GKH Agreement") whereby in exchange for investment banking and financial advisory services rendered and to be rendered by the major stockholder, the Company has agreed to pay a fee to GKH Partners, L.P. equal to .75% of the equity value of the Company determined and payable at such time as (1) a disposition of shares of the Company's common stock resulting in GKH Partners, L.P. owning less than 25% of the outstanding common stock or (2) any other transaction occurs resulting in the effective sale of the Company or its business by the current owners (see Note 18).

    In connection with stock offerings to management, the Company has received notes from employees for shares purchased. The total amounts owed to the Company at December 31, 1999 and 1998 are $3,387,000 and $10,146,000,
respectively. Total interest accrued on the loans is $203,000 and $548,000 as of December 31, 1999 and 1998, respectively.

    The Company had a credit agreement with Joint Energy Developments Investments Limited Partnership ("JEDI"), a common stockholder, that was repaid in 1997. Interest expense in 1997 was $1,388,000. The Company also leases compressors to affiliates of Enron Capital and Trade Resources Corp., an affiliate of JEDI. Rentals of $8,776,000, $6,801,000 and $1,034,000 were paid by affiliates of Enron in 1999, 1998 and 1997, respectively. In addition, compression fabrication of $6,320,000 was paid by affiliates of Enron in 1999. An affiliate of Enron also owns interests in Meter Acquisition Company LP, LLLP and Hanover Measurement Services Company, L.P.

    The Company leases compressors to other companies owned or controlled by or affiliated with related parties. Rental revenues billed to these related parties totaled $902,000, $859,000 and $1,035,000 during 1999, 1998 and 1997, respectively.

                           HANOVER COMPRESSOR COMPANY

                        December 31, 1999, 1998 and 1997


    See Note 5 for related party investments and Note 11 for a description of common stock transactions with related parties.

15. Commitments and Contingencies

    Rent expense excluding lease payments for the leasing transactions described in Note 8 for 1999, 1998 and 1997 was approximately $1,320,000, $455,000 and $376,000, respectively. Commitments for future minimum rental payments exclusive of those disclosed in Note 8 are not significant at December 31, 1999.

    In the ordinary course of business the Company is involved in various pending or threatened legal actions. While management is unable to predict the ultimate outcome of these actions, it believes that any ultimate liability arising from these actions will not have a material adverse effect on the Company's consolidated financial position, operating results or cash flows.

    The Company has no commitments or contingent liabilities which, in the judgment of management, would result in losses that would materially affect the Company's consolidated financial position, operating results or cash flows.

16. Subsequent Events

    In March 2000, the Company completed a sale and leaseback of certain compression equipment. The leaseback of the equipment will be recorded as an operating lease. Under the agreement, the Company received $100 million proceeds from the sale of the compression equipment at closing and may sell an additional $100 million of equipment to the Trust during the next twelve months. The equipment sold will be leased back by the Company for a five-year period and will continue to be deployed by the Company under its normal operating procedures. Hanover has the option to repurchase the equipment from the Trust at any time and has substantial residual value guarantees.

    In June 2000, the Company completed a 2-for-1 split of its common stock effected in the form of a 100% stock dividend. The Company also increased the number of authorized shares of common stock from 100,000,000 to 200,000,000. All common stock, additional paid-in capital and per share information has been restated for all periods presented to reflect the stock split.

17. Industry Segments and Geographic Information

    The Company manages its business segments primarily on the type of product or service provided. The Company has four principal industry segments:
Rentals--Domestic, Rentals--International, Compressor Fabrication and Production Equipment Fabrication. The Rentals Segments provide natural gas compression rental and maintenance services to meet specific customer requirements. The Compressor Fabrication Segment involves the design, fabrication and sale of natural gas compression units to meet unique customer specifications. The Production Equipment Fabrication Segment designs, fabricates and sells equipment utilized in the production of crude oil and natural gas.

    The Company evaluates the performance of its segments based on segment gross profit. Segment gross profit for each segment includes direct operating expenses. Costs excluded from segment gross profit include selling, general and administrative, depreciation and amortization, leasing, interest, distributions on mandatorily redeemable convertible preferred securities and income taxes. Amounts defined as "Other" include sales of property, plant and equipment, results of other insignificant operations, corporate related items primarily related to cash management activities and

                           HANOVER COMPRESSOR COMPANY

                        December 31, 1999, 1998 and 1997

parts and service operations which are not separately managed. Revenues include sales to external customers and intersegment sales. Intersegment sales are accounted for at cost and are eliminated in consolidation. Identifiable assets are tangible and intangible assets that are identified with the operations of a particular segment or geographic region, or which are allocated when used jointly. Capital expenditures include fixed asset purchases.

    No single customer accounts for 10% or more of the Company's revenues for all periods presented. One vendor accounted for approximately $32,900,000 of the Company's purchases in 1998.

    The following tables present sales and other financial information by industry segment and geographic region for the years ended December 31, 1999, 1998 and 1997.

Industry Segments

                                                            Production
                         Domestic International Compressor   Equipment
                         Rentals     Rentals    Fabrication Fabrication  Other  Eliminations Consolidated
                         -------- ------------- ----------- ----------- ------- ------------ ------------
                                                    (in thousands of dollars)
1999:
  Revenues from external
   customers............ $136,430    $56,225      $52,531     $28,037   $43,805                $317,028
  Intersegment sales....               1,200       75,139       4,821    38,656  $(119,816)          --
                         --------    -------      -------     -------   -------  ---------     --------
  Total revenues........  136,430     57,425      127,670      32,858    82,461   (119,816)     317,028
  Gross profit..........   90,246     37,460        8,868       7,204    22,081                 165,859
  Identifiable assets...  529,667    149,968       47,608      23,511     5,756                 756,510
  Capital expenditures..  180,593     99,535        1,469       1,343                           282,940
  Depreciation and
   amortization.........   24,448     11,158          702       1,029                            37,337
1998:
  Revenues from external
   customers............ $107,420    $40,189      $67,453     $37,466   $29,429                $281,957
  Intersegment sales....               1,200       54,369       2,902    10,735  $ (69,206)          --
                         --------    -------      -------     -------   -------  ---------     --------
  Total revenues........  107,420     41,389      121,822      40,368    40,164    (69,206)     281,957
  Gross profit..........   70,850     27,374        9,309      11,685    12,087                 131,305
  Identifiable assets...  422,026    129,628       33,578      17,855    11,503                 614,590
  Capital expenditures..  111,289     54,830        2,524         855                           169,498
  Depreciation and
   amortization.........   28,383      7,128          701         942                            37,154
1997:
  Revenues from external
   customers............ $ 78,656    $22,029      $49,764     $37,052   $11,297                $198,798
  Intersegment sales....               1,200       48,072         462     7,775  $ (57,509)          --
                         --------    -------      -------     -------   -------  ---------     --------
  Total revenues........   78,656     23,229       97,836      37,514    19,072    (57,509)     198,798
  Gross profit..........   51,149     14,423        8,180      10,677     4,937                  89,366
  Identifiable assets...  360,362     98,421       30,088      13,020     4,561                 506,452
  Capital expenditures..  109,540     36,545          993       3,917                           150,995
  Depreciation and
   amortization.........   23,261      3,912          554         712                            28,439

                           HANOVER COMPRESSOR COMPANY

                        December 31, 1999, 1998 and 1997


Geographic Data

                                              United
                                              States  International Consolidated
                                             -------- ------------- ------------
                                                  (in thousands of dollars)
1999:
  Revenues from external customers.......... $256,890   $ 60,138      $317,028
  Identifiable assets....................... $603,368   $153,142      $756,510
1998:
  Revenues from external customers.......... $230,605   $ 51,352      $281,957
  Identifiable assets....................... $484,269   $130,321      $614,590
1997:
  Revenues from external customers.......... $176,045   $ 22,753      $198,798
  Identifiable assets....................... $406,602   $ 99,850      $506,452

18. Restatement

    The Company has determined that its obligation to GKH Partners, L.P. for services performed under the GKH Agreement (see Note 14) should have been accrued as a liability over the life of the agreement. The net effect of this restatement was as follows: (1) an increase in selling, general and administrative expenses of $732,000; a decrease in net income of $461,000; and a decrease in earnings per common share of $.01 basic and $.01 diluted for the year ended December 31, 1997 and (2) a reduction in retained earnings at January 1, 1997 for amounts applicable to prior periods of $782,000, net of tax, and a resultant $1,243,000 reduction in retained earnings at December 31, 1999 and 1998.

                           HANOVER COMPRESSOR COMPANY

                 Selected Quarterly Financial Data (unaudited)

    The table below sets forth selected unaudited financial information for each quarter of the last two years:

                                                  1st     2nd     3rd     4th
                                                Quarter Quarter Quarter Quarter
                                                ------- ------- ------- -------
                                                (in thousands, except per share
                                                           amounts)
1999
  Revenue...................................... $64,444 $73,799 $84,462 $94,323
  Gross profit.................................  36,947  38,681  43,373  46,858
  Net income...................................   8,639   8,482  10,388  12,932
  Earnings per common and common equivalent
   share:
    Basic...................................... $  0.15 $  0.15 $  0.18 $  0.23
    Diluted.................................... $  0.14 $  0.14 $  0.17 $  0.21
1998
  Revenue...................................... $61,449 $68,933 $71,796 $79,779
  Gross profit.................................  28,411  31,963  34,841  36,090
  Net income...................................   6,251   6,972   8,048   9,106
  Earnings per common and common equivalent
   share:
    Basic...................................... $  0.11 $  0.12 $  0.14 $  0.16
    Diluted.................................... $  0.10 $  0.12 $  0.13 $  0.15

                           HANOVER COMPRESSOR COMPANY

                      CONDENSED CONSOLIDATED BALANCE SHEET

                                  (unaudited)

       (in thousands of dollars, except for par value and share amounts)

                                                      September 30, December 31,
                                                          2000          1999
                       ASSETS                         ------------- ------------
Current assets:
  Cash and cash equivalents.........................   $   13,042     $  5,756
  Accounts receivable trade, net....................      159,003       93,715
  Inventory.........................................      143,122       66,562
  Costs and estimated earnings in excess of billings
   on uncompleted contracts.........................       37,446        4,782
  Prepaid taxes.....................................       19,459       16,430
  Other current assets..............................       13,240        5,287
                                                       ----------     --------
   Total current assets.............................      385,312      192,532
                                                       ----------     --------
Property, plant and equipment:
  Compression equipment and facilities..............      710,970      520,403
  Land and buildings................................       32,856       19,000
  Transportation and shop equipment.................       38,335       27,616
  Other.............................................       13,972       10,029
                                                       ----------     --------
                                                          796,133      577,048
  Accumulated depreciation..........................     (107,545)     (79,583)
                                                       ----------     --------
   Net property, plant and equipment................      688,588      497,465
                                                       ----------     --------
Intangible and other assets.........................      197,568       66,513
                                                       ----------     --------
                                                       $1,271,468     $756,510
                                                       ==========     ========

        LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt..............   $   27,769     $ 15,967
  Accounts payable, trade...........................       68,612       32,308
  Accrued liabilities...............................       38,083       22,065
  Advance billings..................................       20,140       13,328
  Billings on uncompleted contracts in excess of
   costs and estimated earnings.....................        6,024          898
                                                       ----------     --------
   Total current liabilities........................      160,628       84,566

Long-term debt......................................      173,835       69,681
Other liabilities...................................      143,677       82,566
Deferred income taxes...............................       88,483       65,533
                                                       ----------     --------
   Total liabilities................................      566,623      302,346
                                                       ----------     --------
Mandatorily redeemable convertible preferred
 securities.........................................       86,250       86,250
Commitments and contingencies

Common stockholders' equity:
  Common stock, $.001 par value; 200 million shares
   authorized; 66,286,496 and 57,505,874 shares
   issued and outstanding, respectively.............           66           58
  Additional paid-in capital........................      481,465      272,944
  Notes receivable--employee stockholders...........       (1,738)      (3,387)
  Accumulated other comprehensive loss..............         (465)        (311)
  Retained earnings.................................      139,544      100,196
  Treasury stock--29,227 and 167,394 common shares
   respectively, at cost............................         (277)      (1,586)
                                                       ----------     --------
   Total common stockholders' equity................      618,595      367,914
                                                       ----------     --------
                                                       $1,271,468     $756,510
                                                       ==========     ========

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                           HANOVER COMPRESSOR COMPANY

      CONDENSED CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME

                                  (unaudited)

              (in thousands of dollars, except per share amounts)

                                                            Nine Months Ended
                                                              September 30,
                                                            ------------------
                                                              2000      1999
                                                            --------  --------
Revenues:
  Rentals.................................................. $180,210  $137,749
  Parts, service and used equipment........................   64,293    27,403
  Compressor fabrication...................................   60,146    35,441
  Production and processing equipment fabrication..........   53,870    21,177
  Gain on sale of other assets.............................    4,172     3,927
  Other....................................................    7,531     2,141
                                                            --------  --------
                                                             370,222   227,838
                                                            --------  --------
Expenses:
  Rentals..................................................   62,104    45,454
  Parts, service and used equipment........................   42,202    18,617
  Compressor fabrication...................................   50,082    29,102
  Production and processing equipment fabrication..........   41,938    15,664
  Selling, general and administrative......................   34,481    24,232
  Depreciation and amortization............................   36,830    28,536
  Leasing expense..........................................   29,596    14,727
  Interest expense.........................................    5,560     7,841
  Distributions on mandatorily redeemable convertible
   preferred securities....................................    4,776         0
                                                            --------  --------
                                                             307,569   184,173
                                                            --------  --------
Income before income taxes.................................   62,653    43,665
Provision for income taxes.................................   23,305    16,156
                                                            --------  --------
Net income.................................................   39,348    27,509
                                                            --------  --------
Other comprehensive income (loss), net of tax:
  Foreign currency translation adjustment..................     (154)     (481)
                                                            --------  --------
Comprehensive income....................................... $ 39,194  $ 27,028
                                                            ========  ========
Weighted average common and common equivalent shares
 outstanding:
  Basic....................................................   60,324    56,966
                                                            --------  --------
  Diluted..................................................   64,619    60,974
                                                            --------  --------
Earnings per common share:
  Basic.................................................... $   0.65  $   0.48
                                                            --------  --------
  Diluted.................................................. $   0.61  $   0.45
                                                            --------  --------

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                           HANOVER COMPRESSOR COMPANY

                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

                                  (unaudited)

                           (in thousands of dollars)

                                                            Nine Months Ended
                                                              September 30,
                                                           --------------------
                                                             2000       1999
                                                           ---------  ---------
Cash flows from operating activities:
 Net income..............................................  $  39,348  $  27,509
 Adjustments:
  Depreciation and amortization..........................     36,830     28,536
  Amortization of debt issuance costs and debt discount..        479        725
  Bad debt expense.......................................        840        723
  Gain on sale of ownership interests and property, plant
   and equipment.........................................    (10,657)    (4,799)
  Equity in income of nonconsolidated affiliates.........     (1,953)      (647)
  Deferred income taxes..................................      7,783     10,248
  Changes in assets and liabilities excluding the impact
   of business acquisitions:
  Accounts receivable....................................    (28,014)   (16,995)
  Inventory..............................................    (34,814)    (1,434)
  Costs and estimated earnings in excess of billings on
   uncompleted contracts.................................    (23,169)       (21)
  Accounts payable and other liabilities.................     25,171      2,317
  Other current assets...................................     (4,419)     2,826
  Other..................................................         66     (7,561)
                                                           ---------  ---------
Net cash provided by operating activities................      7,491     41,427
                                                           ---------  ---------
Cash flows from investing activities:
 Cash used for business acquisitions, net................   (174,827)   (35,312)
 Capital expenditures....................................   (199,676)  (200,752)
 Investment in unconsolidated subsidiaries...............     (8,720)    (4,906)
 Cash returned from unconsolidated subsidiaries..........         --      8,000
 Proceeds from sale of property, plant and equipment.....    220,609    220,584
                                                           ---------  ---------
Net cash used in investing activities....................   (162,614)   (12,386)
                                                           ---------  ---------
Cash flows from financing activities:
 Net borrowings (repayment) on revolving credit
  facility...............................................    102,900    (25,000)
 Repayments of shareholder notes.........................      1,669      1,488
 Issuance of common stock, net...........................     59,400         --
 Proceeds from warrant conversions and stock option
  exercises..............................................      2,774        330
 Repayment of long-term debt.............................     (4,290)    (8,194)
                                                           ---------  ---------
Net cash provided by (used in) financing activities......    162,453    (31,376)
                                                           ---------  ---------
Effect of exchange rate changes on cash and equivalents..        (44)       (78)
                                                           ---------  ---------
Net increase in cash and cash equivalents................      7,286     (2,413)
                                                           ---------  ---------
Cash and cash equivalents at beginning of period.........      5,756     11,503
                                                           ---------  ---------
Cash and cash equivalents at end of period...............  $  13,042  $   9,090
                                                           =========  =========
Supplemental disclosure of cash flow information:
 Common stock issued in exchange for note receivable.....  $          $     753
 Property and ownership interests sold in exchange for
  note receivable........................................  $   2,783  $   3,480
Acquisitions of businesses:
 Property, plant and equipment acquired..................  $ 190,521  $  39,105
 Other assets acquired...................................  $ 199,682  $  11,311
 Liabilities assumed.....................................  $  60,343  $   1,562
 Deferred taxes..........................................  $  15,167  $  10,242
 Common and treasury stock issued........................  $ 139,866  $   3,300

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                           HANOVER COMPRESSOR COMPANY

              Notes to Condensed Consolidated Financial Statements

1. BASIS OF PRESENTATION

    The accompanying unaudited condensed consolidated financial statements of Hanover Compressor Company (the "Company") included herein have been prepared in accordance with generally accepted accounting principles for interim financial information and the rules and regulations of the Securities and Exchange Commission. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. It is the opinion of management that the information furnished includes all adjustments, consisting only of normal recurring adjustments, which are necessary to present fairly the financial position, results of operations, and cash flows of the Company for the periods indicated. The financial statement information included herein should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 1999. These interim results are not necessarily indicative of results for a full year.

    In December 1999, the Company issued $86,250,000 of unsecured 7.25% Mandatorily Redeemable Convertible Preferred Securities (the "Preferred Securities") through Hanover Compressor Capital Trust, a wholly owned finance subsidiary of the Company. The Company has fully and unconditionally guaranteed the Preferred Securities.

 Stock Split

    In June 2000, the Company completed a 2-for-1 stock split effected in the form of a 100% stock dividend. All common stock, additional paid-in capital and earnings per common share information has been restated for all periods presented to reflect this stock split.

 Stock Offering

    In May 2000, the Company completed a private placement of 2 million newly issued shares of restricted common stock to an institutional investor.

 Earnings Per Common Share

    Basic earnings per common share is computed using the weighted average number of shares outstanding for the period. Diluted earnings per common share is computed using the weighted average number of shares outstanding adjusted for the incremental shares attributed to outstanding options and warrants to purchase common stock. Included in diluted shares are common stock equivalents relating to options of 3,927,000 and 3,290,000 and warrants of 368,000 and 718,000 for the nine months ended September 30, 2000 and 1999, respectively. The mandatorily redeemable convertible preferred securities were excluded from the diluted shares because they were antidilutive.

 Reclassifications

    Certain amounts in the prior periods financial statements have been reclassified to conform to the 2000 financial statement classification. These reclassifications have no impact on net income.

                           HANOVER COMPRESSOR COMPANY

2. BUSINESS COMBINATIONS

    In September 2000, the company purchased the Dresser-Rand Company's compression services division for $177 million, including approximately $1.2 million of acquisition costs. Under the terms of the agreement, $95 million of the purchase price was paid in cash with the balance being paid through the issuance to Ingersoll-Rand of 2,919,681 shares of the Company's newly issued restricted common stock. The purchase price is subject to certain post-closing adjustments pursuant to the acquisition agreement which to date have resulted in an increase in the purchase price to approximately $194 million due to increases in net assets acquired. The estimated fair value of the stock issued is $80.8 million, based on the quoted market price for the Company's common stock reduced by a discount due to the restrictions on the stock's marketability. The discount applied was based on an appraisal obtained from an investment bank. The acquisition was accounted for under the purchase method of accounting and resulted in the recognition of approximately $18 million in goodwill.

    In July 2000, the Company completed its acquisition of PAMCO Services International's natural gas compressor assets for approximately $45 million in cash and $13 million in notes payable. The acquisition was accounted for under the purchase method of accounting.

    In June 2000, the Company purchased the stock of Applied Process Solutions, Inc. ("APSI") for 2,303,294 restricted shares of Hanover common stock and assumption of APSI's outstanding debt which was repaid. The total value of the stock and debt was approximately $74 million. The acquisition was accounted for under the purchase method of accounting and resulted in the recognition of approximately $52.1 million in goodwill.

    The results of operations for all acquired businesses have been included in the statement of income from their respective acquisition dates. The pro forma information set forth below assumes that the acquisitions completed in 2000 and 1999 are accounted for as if the purchases had occurred at the beginning of 1999. The pro forma information is presented for informational purposes only and is not necessarily indicative of the results of operations that would have been achieved had the acquisitions been consummated at that time (in thousands, except per share amounts):

                                                            Nine Months Ended
                                                              September 30,
                                                         -----------------------
                                                            2000        1999
                                                         ----------- -----------
                                                         (unaudited) (unaudited)
   Revenue..............................................  $469,909    $415,681
   Net Income...........................................    39,869      34,821
   Earnings per common share--basic.....................  $   0.64    $   0.56
   Earnings per common share--diluted...................      0.60        0.53

3. INVENTORIES

    Inventory consisted of the following amounts (in thousands):

                                                      September 30, December 31,
                                                          2000          1999
                                                      ------------- ------------
   Parts and supplies................................   $ 92,116      $44,058
   Work in progress..................................     44,206       18,677
   Finished goods....................................      6,800        3,827
                                                        --------      -------
                                                        $143,122      $66,562
                                                        ========      =======

                           HANOVER COMPRESSOR COMPANY

4. GAINS ON SALES OF OTHER ASSETS AND OTHER REVENUES

    During the third quarter of 2000, the Company obtained certain oil and gas interests and related assets from a customer as payment for trade receivables. The Company exchanged those oil and gas interests with another third party for ownership of certain compression equipment. This exchange resulted in the recognition of a $1.9 million gain which is included in gain on sale of other assets on the statement of income.

    In June 2000, the Company sold a 25 percent undivided ownership interest in a power generation plant owned by the Company to a third party for $5 million. The transaction resulted in a gain on sale of approximately $1.3 million which was recorded in Gain on Sale of Assets in the condensed consolidated statement of income and comprehensive income. Also in June 2000, the Company sold 50% of the common stock of its wholly owned Venezuelan subsidiary, Servicompressores, to a third party for approximately $3.1 million. The sale price was paid $350,000 in cash and approximately $2.8 million in a note receivable from the purchaser. The resulting gain of approximately $2.1 million was recorded in Other Revenues in the condensed consolidated statement of income and comprehensive income.

5. SALES AND LEASE BACK OF EQUIPMENT

    In March 2000, the Company completed a $200 million 5-year sale and lease back of certain compression equipment (the "Equipment Lease"). Under the agreement, the Company received $100 million proceeds from the sale of compression equipment at closing and may sell an additional $100 million of compression equipment during the next twelve months. In August 2000, the Company completed the second half of the Equipment Lease and received an additional $100 million for the sale of additional compression equipment. In June 1999 and in July 1998 the Company completed two other separate $200 million sale and lease back transactions of certain compression equipment. The Company has substantial residual value guarantees under all the lease agreements totalling approximately $495 million. Total deferred gains on these transactions totaled approximately $139 million. The lease agreements call for variable quarterly payments that fluctuate with the London Interbank Borrowing Rate. The following future minimum lease payments are due under the leasing arrangements exclusive of any guarantee payments (in thousands): 2000--$12,000; 2001--$49,300; 2002--$50,600; 2003--$42,200; 2004--$25,300; 2005--$4,200.

    In July 1998 and in connection with the 1998 leasing transaction, the Company entered into two-year swap transactions to manage lease rental exposure with notional amounts of $75,000,000 and $125,000,000 and strike rates of 5.51% and 5.56%, respectively. The differential paid or received on the swap transactions is recognized as an adjustment to leasing expense. The counterparty to this contractual arrangement is a major financial institution with which the Company also has other financial relationships. The Company is exposed to credit loss in the event of nonperformance by this counterparty. However, the Company does not anticipate nonperformance by this party and no material loss would be expected from their nonperformance. The fair market value of these interest rate swaps is based on market quotes and is approximately $2.1 million at September 30, 2000.

6. COMMITMENTS AND CONTINGENCIES

    In the ordinary course of business the Company is involved in various pending or threatened legal actions. While management is unable to predict the ultimate outcome of these actions, it believes that any ultimate liability arising from these actions will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

                           HANOVER COMPRESSOR COMPANY

7. REPORTABLE SEGMENTS

    The Company manages its business segments primarily on the type of product or service provided. The Company has four principal reportable segments:
Rentals--Domestic, Rentals--International, Compressor Fabrication and Production and Processing Equipment Fabrication. The Rental segments provide natural gas compression rental and maintenance services to meet specific customer requirements. The Compressor Fabrication segment involves the design, fabrication and sale of natural gas compression units to meet unique customer specifications. The Production and Processing Equipment Fabrication segment designs, fabricates and sells equipment utilized in the production of crude oil and natural gas.

    The Company evaluates the performance of its segments based on segment gross profit. Segment gross profit for each segment includes direct operating expenses. Costs excluded from segment gross profit include selling, general and administrative, depreciation and amortization, leasing, interest and income taxes. Amounts defined as "Other" include sales of property, plant and equipment, results of other insignificant operations, corporate related items primarily related to cash management activities and parts and service operations which are not separately managed. Revenues include sales to external customers and intersegment sales. Intersegment sales are accounted for at cost and are eliminated in consolidation. Identifiable assets are tangible and intangible assets that are identified with the operations of a particular reportable segment, or which are allocated when used jointly.

                           HANOVER COMPRESSOR COMPANY

    The following table presents sales and other financial information by reportable segment for the nine months ended September 30, 2000 and 1999 (in thousands).

                                                             Production
                          Domestic International Compressor   Equipment
                          Rentals     Rentals    Fabrication Fabrication  Other   Eliminations Consolidated
                          -------- ------------- ----------- ----------- -------- ------------ ------------
September 30, 2000:
Revenues from external
 customers..............  $122,761    $57,449     $ 60,146     $53,870   $ 75,996         --     $370,222
Intersegment sales......        --        900       68,943       1,747     24,632  $ (96,222)          --
                          --------    -------     --------     -------   --------  ---------     --------
 Total revenues.........   122,761     58,349      129,089      55,617    100,628    (96,222)     370,222
Gross Profit............    80,592     37,514       10,064      11,932     33,794         --      173,896

September 30,1999:
Revenues from external
 customers..............  $ 98,514    $39,235     $ 35,441     $21,177   $ 33,471         --     $227,838
Intersegment sales......        --        900       45,256       2,990     17,955  $ (67,101)          --
                          --------    -------     --------     -------   --------  ---------     --------
 Total revenues.........    98,514     40,135       80,697      24,167     51,426    (67,101)     227,838
Gross Profit............    66,119     26,176        6,339       5,513     14,854         --      119,001

8. SUBSEQUENT EVENTS

    In October 2000, the Company completed a $176.5 million sale and lease back of certain compression equipment. Under the agreement, the Company received $176.5 million proceeds from the sale of compression equipment. Under the agreement, the equipment was sold and leased back by the Company for a 5 year period and will continue to be deployed by the Company under its normal operating procedures. At any time, the Company has the option to repurchase the equipment at fair market value.

    In July 2000, the Company and OEC Compression Corporation ("OEC") signed a definitive merger agreement pursuant to which the Company will acquire OEC in an all-stock transaction. The transaction is subject to approval by OEC shareholders and is expected to close in March 2001.

                           HANOVER COMPRESSOR COMPANY

             PRO FORMA COMBINED CONDENSED STATEMENTS OF OPERATIONS

    In September 2000, Hanover Compressor Company (the "Company") acquired the compression services division of Dresser-Rand Company ("CSD-DR") from Ingersoll-Rand Company for approximately $177 million of the Company's common stock and cash, subject to certain post-closing adjustments pursuant to the acquisition agreement which to date have resulted in an increase to the purchase price to approximately $194 million due to increases in net assets acquired (the "DR Acquisition"). The DR Acquisition was accounted for as a purchase and the results of operations for the acquired business have been included in the Company's historical financial statements commencing September 1, 2000. The pro forma financial data is not adjusted to reflect the pro forma effect of our acquisitions of Applied Process Solutions, Inc., completed in June 2000, PAMCO Services International, completed in July 2000, or OEC Compression Corporation, which we expect to close in March 2001.

    The accompanying pro forma combined condensed statements of operations for the nine months ended September 30, 2000 and for the year ended December 31, 1999 present the pro forma results of operations of the Company as if the acquisition had occurred on January 1, 1999. A pro forma combined condensed balance sheet has not been provided because the impact of the acquisition of CSD-DR is already reflected in the Company's historical consolidated balance sheet at September 30, 2000. The accompanying pro forma combined condensed statements of operations should be read in conjunction with the Company's Consolidated Financial Statements and related notes thereto for the year ended December 31, 1999 and the nine months ended September 30, 2000.

         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

                      NINE MONTHS ENDED SEPTEMBER 30, 2000

                    (in thousands, except per share amounts)

                                          Historical          Pro Forma
                                       ----------------  -----------------------
                                         HCC      DR     Adjustments    Combined
                                       -------- -------  -----------    --------
Revenues.............................. $370,222 $61,056   $ (4,592)(a)  $426,686
                                       -------- -------   --------      --------
Expenses:
  Operating...........................  196,326  52,263     (5,368)(a)   238,675
                                                            (3,418)(b)
                                                            (1,128)(c)
  Selling, general and
   administrative.....................   34,481   7,578       (957)(b)    41,102
  Depreciation and amortization.......   36,830              4,375 (b)    42,588
                                                            (4,375)(d)
                                                             4,606 (e)
                                                             1,152 (f)
  Leasing expense.....................   29,596                           29,596
  Interest expense....................    5,560   1,774     (1,774)(d)    11,138
                                                             5,578 (g)
  Distributions on mandatorily
   redeemable convertible preferred
   securities.........................    4,776                            4,776
                                       -------- -------   --------      --------
                                        307,569  61,615     (1,309)      367,875
                                       -------- -------   --------      --------
Income before income taxes............   62,653    (559)    (3,283)       58,811
Provision for income taxes............   23,305     200     (1,629)(h)    21,876
                                       -------- -------   --------      --------
Net income............................ $ 39,348 $  (759)  $ (1,654)     $ 36,935
                                       ======== =======   ========      ========
Weighted average common equivalent
 shares outstanding:
  Basic...............................   60,324              2,613 (i)    62,937
  Diluted.............................   64,619              2,613 (i)    67,232
Earnings per common share
  Basic............................... $   0.65                         $   0.59
  Diluted............................. $   0.61                         $   0.55

         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

                          YEAR ENDED DECEMBER 31, 1999

                    (in thousands, except per share amounts)

                                          Historical          Pro Forma
                                       ----------------- ----------------------
                                         HCC       DR    Adjustments   Combined
                                       -------- -------- -----------   --------
Revenues.............................. $317,028 $167,633   $(8,527)(a) $476,134
                                       -------- --------   -------     --------
Expenses:
  Operating...........................  151,169  132,909    (7,667)(a)  269,943
                                                            (4,863)(b)
                                                            (1,605)(c)
  Selling, general and
   administrative.....................   33,782   13,483      (160)(b)   47,105
  Depreciation and amortization.......   37,337              5,023 (b)   45,760
                                                            (5,023)(d)
                                                             6,695 (e)
                                                             1,728 (f)
  Leasing expense.....................   22,090                          22,090
  Interest expense....................    8,786    1,953    (1,953)(d)   17,153
                                                             8,367 (g)
  Distributions on mandatorily
   redeemable convertible preferred
   securities.........................      278                             278
                                       -------- --------   -------     --------
                                        253,442  148,345       542      402,329
                                       -------- --------   -------     --------
Income before income taxes............   63,586   19,288    (9,069)      73,805
Provision for income taxes............   23,145    6,779    (3,059)(h)   26,865
                                       -------- --------   -------     --------
Net income............................ $ 40,441 $ 12,509   $(6,010)    $ 46,940
                                       ======== ========   =======     ========
Weighted average common equivalent
 shares outstanding:
  Basic...............................   57,048              2,920 (i)   59,968
  Diluted.............................   61,054              2,920 (i)   63,974
Earnings per common share
  Basic............................... $   0.71                        $    .78
  Diluted............................. $   0.66                        $    .73

                     NOTES TO UNAUDITED PRO FORMA COMBINED
                       CONDENSED STATEMENTS OF OPERATIONS

    The accompanying unaudited pro forma combined condensed statements of operations for Hanover Compressor Company ("HCC" or the "Company") have been prepared based upon certain pro forma adjustments to the historical consolidated financial statements of the Company for the year ended December 31, 1999 and the historical unaudited condensed consolidated financial statements for the nine months ended September 30, 2000 included in this prospectus. The historical information for the compressor services division of Dresser-Rand Company ("DR" or "CSR-DR") is for the eight months ended August 31, 2000 and the year ended December 31, 1999. Historical financial statements for CSD-DR as of June 30, 2000 and December 31, 1999 have been included in the Company's Current Report on Form 8-K/A dated November 13, 2000.

    The Pro Forma Statements of Operations are based on certain assumptions and preliminary estimates that are subject to change. The Pro Forma Statements of Operations do not purport to be indicative of the results which would actually have been obtained had the acquisition been completed on the date indicated or which may be obtained in the future.

    The pro forma adjustments which have been made to the accompanying Pro Forma Statements of Operations are described below:

  a) Reflects the adjustment to CSD-DR's historical revenue and operating expenses to conform to the Company's accounting policy to recognize revenue from compressor fabrication utilizing the percentage-of-completion method. CSD-DR recognized revenue from compressor fabrication when the compressor was shipped to the customer.

  b) Reflects reclassification of CSD-DR's depreciation expense to conform to the Company's financial statement presentation.

  c) Reflects the reversal of certain CSD-DR's historical operating expenses to conform to the Company's accounting policies for capitalization of fixed assets.

  d) Reflects the elimination of CSD-DR's historical depreciation and amortization expense and interest expense.

  e) Reflects the depreciation expense on the fair value of CSD-DR's property, plant and equipment that is estimated to be approximately $121 million. For the purposes of this adjustment, the Company utilized a fifteen-year average depreciable life and a twenty-percent salvage value. This estimate is consistent with the Company's current estimates for similar equipment and facilities.

  f) Reflects the amortization of approximately $35 million of goodwill recorded by the Company in its preliminary purchase price allocation. The goodwill is being amortized over a 20-year period on a straight-line basis.

  g) Reflects the interest expense resulting from approximately $112 million of debt incurred in connection with the acquisition. The interest rate in effect at the date of acquisition was approximately 7.5% and is utilized in the calculation of this adjustment.

  h) Reflects the adjustment to the pro forma combined provision for income taxes to reflect the Company's effective income tax rate of 37.2% and 36.4% for the nine months ended September 30, 2000 and the year ended December 31, 1999, respectively.

  i) Reflects the additional weighted average common and common equivalent shares outstanding as if the common stock had been issued for the acquisition on January 1, 1999.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                                --------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................  14
Special Note Regarding Forward-Looking Statements........................  20
Use of Proceeds..........................................................  21
Ratio of Earnings to Fixed Changes.......................................  21
Concurrent Common Stock Offering.........................................  21
Price Range of Common Stock..............................................  22
Capitalization...........................................................  23
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  24
Business.................................................................  32
Management...............................................................  40
Description of Convertible Notes.........................................  41
Certain U.S. Federal Income Tax Consequences.............................  54
Description of Capital Stock.............................................  59
Underwriting.............................................................  61
Legal Matters............................................................  63
Where You Can Find More Information......................................  63
Experts..................................................................  64
Index to financial statements............................................ F-1

-------------------------------------------------------------------------------
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                                 $150,000,000

                          Hanover Compressor Company

                           % Convertible Senior Notes

                                due      , 2008

                                --------------

                                    [LOGO]
                          HANOVER COMPRESSOR COMPANY

                                --------------

                             Goldman, Sachs & Co.

                             Salomon Smith Barney

                          Credit Suisse First Boston

                                   JP Morgan


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

    The following table sets forth the estimated expenses in connection with the distribution of the securities covered by this Registration Statement. All of the expenses will be borne by Hanover Compressor Company.

      SEC Registration fee............................................. $43,125
      National Association of Securities Dealers, Inc. filing fees.....  17,750
      Trustee fees and expenses........................................    *
      Printing and engraving expenses .................................    *
      Legal fees and expenses..........................................    *
      Accounting fees and expenses.....................................    *
      Rating agency fees...............................................    *
      Transfer agent and registrar fees and expenses...................    *
      Blue Sky and miscellaneous.......................................    *
                                                                        -------
        Total.......................................................... $   *
                                                                        =======

--------
*   To be filed by amendment.

Item 15. Indemnification of Directors and Officers.

    We are empowered by Section 145 of the Delaware General Corporation Law (the "DGCL"), subject to the procedures and limitations stated therein, to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person is or was a director, officer, employee or agent of the company, or is or was serving at the request of the company as a director, officer, employee or agent of another corporation or other enterprise, against reasonable expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually incurred by him in connection with such action, suit or proceeding, if such director, officer, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. We are required by Section 145 to indemnify any person against reasonable expenses (including attorneys' fees) actually incurred by him in connection with an action, suit or proceeding in which he is a party because he is or was a director, officer, employee or agent of the company or is or was serving at the request of the company as a director, officer, employee or agent of another corporation or other enterprise, if he has been successful, on the merits or otherwise, in the defense of the action, suit or proceeding. Section 145 also allows a corporation to purchase and maintain insurance on behalf of any such person against any liability asserted against him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of Section 145. In addition, Section 145 provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise.

    Article Eight of our charter provides that we shall indemnify and hold harmless all of our officers and directors and advance expenses reasonably incurred by such officers and directors in defending any civil, criminal, administrative or investigative action suit, or proceeding, in accordance with and to the fullest extent permitted by Section 145 of the DGCL. We maintain directors and officers insurance covering them for certain liabilities including liabilities, under the securities laws.

Item 16. Exhibits.

    The following documents are filed as exhibits to this Registration Statement, including those exhibits incorporated herein by reference to a prior filing of Hanover Compressor Company under the Securities Act or the Exchange Act as indicated in parenthesis:

 Exhibit
   No.                                Description
 ------- ---------------------------------------------------------------------
   1.1   Form of Underwriting Agreement.*
   4.1   Certificate of Incorporation of Hanover Compressor Holding Co., as
         amended (incorporated by reference to Exhibit 3.1 to Hanover
         Compressor Company's Current Report on Form 8-K dated February 5,
         2001).
   4.2   Bylaws of Hanover Compressor Company (incorporated by reference to
         Exhibit No. 3.3 to Hanover Compressor Company's Annual Report on Form
         10-K for the year ended December 31, 1999).
   4.3   Form of Hanover Compressor Company Common Stock certificate
         (incorporated by reference to Exhibit 4.11 to Hanover Compressor
         Company's Registration Statement on Form S-1 (File No. 333-27953), as
         amended).
   4.4   Form of Indenture, including form of convertible note.*
   5.1   Opinion of Latham & Watkins as to the validity of the convertible notes.*
  12.1   Statement regarding computation of earnings to fixed charges.
  12.2   Statement regarding computation of earnings to fixed changes and preferred dividends.
  23.1   Consent of PricewaterhouseCoopers LLP, independent accountants.
  23.2   Consent of PricewaterhouseCoopers LLP, independent accountants.
  23.3   Consent of Latham & Watkins (included in the opinion filed as Exhibit
         5.1).*
  24.1   Powers of Attorney (included on the signature page of this
         Registration Statement).
  25.1   Form T-1.

--------
*   To be filed by amendment.

Item 17. Undertakings

    (a) The registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that the undertakings set forth in clauses (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by Hanover Compressor Company pursuant to Section 13 or
     Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (b) The registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of Hanover Compressor Company's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions set forth in Item 15 or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless, in the opinion of its counsel, the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy as expressed in the Act to a court of appropriate jurisdiction and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, Hanover Compressor Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on January 31, 2001.

                                          Hanover Compressor Company

                                                /s/ Michael J. McGhan
                                          By: _________________________________
                                                    Michael J. McGhan
                                              President and Chief Executive
                                                         Officer

    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael J. McGhan and William S. Goldberg or either of them, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated on the 31st day of January, 2001.

              Signature                                   Title
              ---------                                   -----
      /s/ Michael J. McGhan            President and Chief Executive Officer and
______________________________________  Director (Principal Executive Officer)
          Michael J. McGhan

     /s/ William S. Goldberg           Chief Financial Officer and Director
______________________________________  (Principal Financial and Accounting
         William S. Goldberg            Officer)

       /s/ Ted Collins, Jr.            Director
______________________________________
           Ted Collins, Jr.

      /s/ Robert R. Furgason           Director
______________________________________
          Robert R. Furgason

       /s/ Melvyn N. Klein             Director
______________________________________
           Melvyn N. Klein

     /s/ Michael A. O'Connor           Director
______________________________________
         Michael A. O'Connor

      /s/ Alvin V. Shoemaker           Director
______________________________________
          Alvin V. Shoemaker

                                 EXHIBIT INDEX

 Exhibit
   No.                                Description
 ------- ---------------------------------------------------------------------
   1.1   Form of Underwriting Agreement.*
   4.1   Certificate of Incorporation of Hanover Compressor Holding Co., as
         amended (incorporated by reference to Exhibit 3.1 to Hanover
         Compressor Company's Current Report on Form 8-K dated February 5,
         2001).
   4.2   Bylaws of Hanover Compressor Company (incorporated by reference to
         Exhibit No. 3.3 to Hanover Compressor Company's Annual Report on Form
         10-K for the year ended December 31, 1999).
   4.3   Form of Hanover Compressor Company Common Stock certificate
         (incorporated by reference to Exhibit 4.11 to Hanover Compressor
         Company's Registration Statement on Form S-1 (File No. 333-27953), as
         amended).
   4.4   Form of Indenture, including form of convertible note.*
   5.1   Opinion of Latham & Watkins as to the validity of the common stock.*
  12.1   Statement regarding computation of earnings to fixed charges.
  12.2   Statement regarding computation of earnings to fixed charges and preferred dividends.
  23.1   Consent of PricewaterhouseCoopers LLP, independent accountants.
  23.2   Consent of PricewaterhouseCoopers LLP, independent accountants.
  23.3   Consent of Latham & Watkins (included in the opinion filed as Exhibit
         5.1).*
  24.1   Powers of Attorney (included on the signature page of this
         Registration Statement).
  25.1   Form T-1.

--------
*To be filed by amendment.